2023 Annual Report Trusted partner. Proven results.

I    To Our Shareholders: RGA enjoyed a landmark year in 2023, both in celebrating our 50th anniversary and in achieving a new level of performance for our company. Strong financial results demonstrated the earning potential of our diversified global business, as well as the successful execution of our long-term growth strategy. Our teams’ standout efforts once again garnered industry recognition as RGA was named to Fortune magazine’s list of the World’s Most Admired Companies and rated #1 by life and health insurers on NMG Consulting’s Global All Respondents Business Capability Index for the 13th consecutive year. The organization entered 2023 with three central priorities: deliver on earnings targets, accelerate new business growth, and take an active and balanced approach to capital management. I am proud of our success in all three areas. RGA produced net income of $909 million in 2023, or $13.44 per diluted share, powered by broad-based earnings across the enterprise. Strong performance in all areas – traditional reinsurance, financial solutions, and investments – generated excellent financial results. Record-high net premiums of $15.1 billion, a 15.3% increase over 2022, reflected both the earnings power of our underlying business and successful expansion into new market sectors. New business growth was strong in 2023. In addition to robust volume, the breadth and quality of business added helped position RGA for long-term growth. Positive results across business lines and geographies included a significant percentage of new business under exclusive arrangements, creating greater strategic value for both RGA and our client partners. RGA deployed $933 million in capital into in-force transactions in 2023, the highest annual total in company history, and returned $419 million to shareholders through dividends and share repurchases. The company repurchased $200 million of common shares and ended the year with an excess capital position of approximately $1.0 billion. In 2023, RGA also launched Ruby Reinsurance Company, a Missouri-domiciled third-party life reinsurance company, providing access to alternative capital and expanding RGA’s capacity to target large U.S. asset-intensive transactions. Notable advances in four strategic growth areas highlight RGA’s successful year:

II     Longevity and pension risk transfer (PRT): RGA entered the U.S. PRT market by executing three transactions in 2023, establishing the company as a key player in this space and generating $1.5 billion in net premiums. In the U.K., RGA remained a clear longevity leader, innovating in targeted segments of the market and recording another outstanding year. Amid a dynamic landscape globally for pension risk solutions, RGA ended 2023 well positioned to leverage 15 years of global longevity experience to capitalize on emerging opportunities.  Traditional reinsurance in Asia: Building on years of consistent growth, the RGA Asia team created product development and underwriting solutions for clients that fueled our shared success. Innovations ranged from a critical illness solution in Hong Kong that became a client’s top-selling product to a market-first cancer offering in Taiwan that became the most popular and successful senior product in that market. Such successes contributed to robust financial results for RGA’s Asia Pacific traditional segment, which generated $372 million in pre-tax income in 2023.  Asset-intensive business in Asia: With market conditions driving increased demand, RGA combined strengths in product development and coinsurance to innovate across the region and support an active transaction pipeline. Highlights in 2023 included the execution of a large asset-intensive transaction with a Japanese mutual insurer and partnering with a major insurer in Hong Kong on a coinsurance offering for the high net worth market.  Traditional reinsurance in the U.S.: RGA leveraged technical expertise, proprietary data assets, and deep client relationships to build on strong momentum in the world’s largest insurance and reinsurance market. Annual net premiums in the U.S. and Latin America traditional segment surpassed $7 billion in 2023 for the first time. The U.S. team ended the year poised to optimize earning potential through active in-force management and exclusive opportunities generated by digital underwriting innovation. These four growth areas were supported and empowered by the collective group of RGA’s other business lines around the world. Incredibly talented teams throughout the organization delivered positive results in 2023 to solidify RGA’s status as a global reinsurance leader.

III    At the end of 2023, Anna Manning, RGA’s CEO for the past seven years, retired. I would like to thank Anna for her inspiring leadership, tireless efforts, and exceptional vision in leading this company to where we are today. Her legacy forms the foundation of RGA’s future, and she leaves behind an enterprise that is stronger than ever and uniquely equipped to embrace the many opportunities that lie ahead. RGA enters 2024 in an ideal position to build on our outstanding performance in 2023. I am confident in our ability to deliver attractive returns to our shareholders, profitable solutions for our clients, and affordable financial protection for families around the world. This confidence is founded in the extraordinary talent, creativity, and dedication of RGA’s people, as well as a culture that combines sound risk management with bold entrepreneurialism to create new avenues for growth. Together, we eagerly embrace the opportunity to reach new levels of success with our clients in the years ahead and fulfill our purpose to make financial protection accessible to all. Tony Cheng  President and Chief Executive Officer

IV    This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws including, among others, statements relating to projections of the future operations, strategies, earnings, revenues, income or loss, ratios, financial performance, and growth potential of RGA (which we refer to in the previous paragraphs as “we,” “us,” or “our”). Forward-looking statements often contain words and phrases such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “if,” “intend,” “likely,” “may,” “plan,” “potential,” “pro forma,” “project,” “should,” “will,” “would,” and other words and terms of similar meaning or that are otherwise tied to future periods or future performance, in each case in all derivative forms. Forward-looking statements are based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance, and achievements could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. For a discussion of the risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, you are advised to see “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Regarding Forward- Looking Statements” of RGA’s Annual Report on Form 10-K, included herein.

DOCUMENTS INCORPORATED BY REFERENCE Part III of this Form 10-K incorporates by reference certain information from the Registrant’s Definitive Proxy Statement for the Annual Meeting of Shareholders (the “Proxy Statement”) to be held on May 22, 2024, to be filed by the Registrant with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the year ended December 31, 2023. 2

Item 1. BUSINESS A. Overview Reinsurance Group of America, Incorporated (“RGA”) is an insurance holding company that was formed on December 31, 1992. The consolidated financial statements herein include the assets, liabilities, and results of operations of RGA and its subsidiaries, all of which are wholly owned, and is referred to as the “Company”, “we”, “us” and “our” in this Annual Report on Form 10-K. In the first quarter of 2023, the Company adopted Accounting Standards Update (“ASU”): ASU 2018-12, Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts (“ASU 2018-12”). ASU 2018-12 updates certain requirements for the accounting for long-duration contracts. See Note 3 – “Impact of New Accounting Standard” in the Notes to Consolidated Financial Statements for additional information. The Company is a leading global provider of traditional life and health reinsurance and financial solutions with operations in the U.S., Latin America, Canada, Europe, the Middle East, Africa, Asia and Australia. Reinsurance is an arrangement under which an insurance company, the “reinsurer,” agrees to indemnify another insurance company, the “ceding company,” for all or a portion of the insurance and/or investment risks underwritten by the ceding company. Reinsurance is designed to: i. reduce the net amount at risk on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single risk; ii. enhance the ceding company’s financial strength and surplus position; iii. stabilize operating results by leveling fluctuations in the ceding company’s loss experience; and iv. assist the ceding company in meeting applicable regulatory requirements. The Company has the following geographic-based and business-based operational segments: • U.S. and Latin America; • Canada; • Europe, Middle East and Africa (“EMEA”); • Asia Pacific; and • Corporate and Other. Geographic-based operations are further segmented into traditional and financial solutions businesses. The Company’s segments primarily write traditional reinsurance and financial solutions business that is wholly or partially retained in one or more of RGA’s reinsurance subsidiaries. See “Segments” for more information concerning the Company’s operating segments. Traditional Reinsurance Traditional reinsurance includes individual and group life and health, disability, long-term care and critical illness reinsurance, as further described below: • Life reinsurance primarily refers to reinsurance of individual or group-issued term, whole life, universal life, and joint and last survivor insurance policies. • Health and disability reinsurance primarily refers to reinsurance of individual or group health policies. • Long-term care reinsurance provides benefits in the event a person is no longer able to perform some specified activities of daily living. • Critical illness reinsurance provides a benefit in the event of the diagnosis of a pre-defined critical illness. Traditional reinsurance is written on a facultative or automatic treaty basis. Facultative reinsurance is individually underwritten by the reinsurer for each policy to be reinsured, with the pricing and other terms established based upon rates negotiated in advance. Facultative reinsurance is normally purchased by ceding companies for medically impaired lives, unusual risks, or liabilities in excess of the binding limits specified in their automatic reinsurance treaties. An automatic reinsurance treaty provides that the ceding company will cede risks to a reinsurer on specified blocks of policies where the underlying policies meet the ceding company’s underwriting criteria. In contrast to facultative reinsurance, the reinsurer does not approve each individual policy being reinsured. Automatic reinsurance treaties generally provide that the reinsurer will be liable for a portion of the risk associated with the specified policies written by the ceding company. Automatic 4 reinsurance treaties specify the ceding company’s binding limit, which is the maximum amount of risk on a given life that can be ceded automatically to the reinsurer and that the reinsurer must accept. The binding limit may be stated either as a multiple of the ceding company’s retention or as a stated dollar amount. Facultative and automatic reinsurance may be written as yearly renewable term, coinsurance, modified coinsurance or coinsurance with funds withheld, as further described below: • Yearly renewable term treaty – The reinsurer assumes primarily the mortality or morbidity risk. • Coinsurance arrangement – Depending upon the terms of the contract, the reinsurer may share in the risk of loss due to mortality or morbidity, lapses, and the investment risk, if any, inherent in the underlying policy. • Modified coinsurance and coinsurance with funds withheld agreements – Differ from coinsurance arrangements in that the assets supporting the reserves are retained by the ceding company. Generally, the amount of life and health reinsurance ceded is stated on an excess or a quota share basis. Reinsurance on an excess basis covers amounts in excess of an agreed-upon retention limit. Retention limits vary by ceding company and also may vary by the age or underwriting classification of the insured, the product, and other factors. Under quota share reinsurance, the ceding company states its retention in terms of a fixed percentage of the risk with the remainder to be ceded to one or more reinsurers up to the maximum binding limit. Many reinsurance agreements include recapture rights that permit the ceding company to reassume all or a portion of the risk formerly ceded to the reinsurer after an agreed-upon period of time or in some cases due to deterioration in the financial condition or ratings of the reinsurer. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business, but would reduce premiums in subsequent periods. The potential adverse effects of recapture rights are mitigated by the following factors: (i) recapture rights vary by treaty and the risk of recapture is a factor that is considered when pricing a reinsurance agreement; (ii) ceding companies generally may exercise their recapture rights only to the extent they have increased their retention limits for the reinsured policies; (iii) ceding companies generally must recapture all of the policies eligible for recapture under the agreement in a particular year if any are recaptured, which prevents a ceding company from recapturing only the most profitable policies; and (iv) the ceding company is sometimes required to pay a fee to the reinsurer upon recapture. In addition, when a ceding company recaptures reinsured policies, the reinsurer releases the reserves it maintained to support the recaptured portion of the policies. Financial Solutions Financial solutions include asset-intensive reinsurance, longevity reinsurance, stable value products and capital solutions. Asset-Intensive Reinsurance Asset-intensive reinsurance refers to transactions with a significant investment component, which qualify as reinsurance under U.S. generally accepted accounting principles (“GAAP”). Asset-intensive reinsurance allows the Company’s clients to manage their investment risk and available capital to pursue new growth opportunities. An ongoing partnership with clients is important with asset-intensive reinsurance because of the active management involved in this type of reinsurance. This active management may include investment decisions, investment and claims management, and the determination of non-guaranteed elements. Some examples of asset-intensive reinsurance are fixed deferred annuities, indexed annuities, unit-linked variable annuities, universal life, corporate-owned life insurance and bank- owned life insurance, unit-linked variable life, immediate/payout annuities, whole life, disabled life reserves, and extended term insurance. Longevity Reinsurance RGA’s longevity reinsurance products are reinsurance contracts from which the Company earns premium for assuming the longevity risk of pension plans and other annuity products that have been insured by third parties. In many countries, companies are increasingly interested in reducing their exposure to longevity risk related to employee retirement benefits and individual annuities. This concern comes from both the absolute size of the risk and also through the volatility that changes in life expectancy can have on their reported earnings. In addition, insurance companies that offer lifetime annuities are seeking ways to manage their current exposure, while also recognizing the potential to take on more risk from employers and individuals. The Company has entered into reinsurance transactions on existing longevity business for clients in the U.S., Europe and Canada. These have been arrangements with traditional insurance companies, as well as customized arrangements for companies with pension plan liabilities. The Company also works with partners to provide pension plan sponsors solutions that enable them to diversify and protect the benefits provided to the annuitants. Stable Value Products 5

U.S. Regulation Insurance Regulation The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various state insurance departments, vary by jurisdiction. These laws and regulations generally: • Grant broad powers to supervisory agencies or regulators to examine and supervise insurance companies and insurance holding companies with respect to every significant aspect of the conduct of the insurance business. This includes the power to pre-approve the execution or modification of contractual arrangements. • Require insurance companies to meet certain solvency standards and asset tests, to maintain minimum standards of financial strength and to file certain reports with regulatory authorities (including information concerning their capital structure, ownership and financial condition). • Subject insurers to potential assessments for amounts paid by guarantee funds. RGA Reinsurance, Chesterfield Re and RGA Life and Annuity are subject to the state of Missouri’s adoption of the National Association of Insurance Commissioners (“NAIC”) Model Audit Rule, which requires an insurer to have an annual audit by an independent certified public accountant, provide an annual management report of internal control over financial reporting, file the resulting reports with the Director of Insurance and maintain an audit committee under certain conditions. Aurora National is subject to similar regulation by the State of California. The Insurance Holding Company System Regulatory Acts in the U.S. permit the Missouri regulator to request and consider similar information in its regulation of the solvency of and capital standards for RGA Reinsurance, Chesterfield Re and RGA Life and Annuity. In addition, the California regulator is permitted to request and consider in its regulation of the solvency of and capital standards for Aurora National, information about the operations of other subsidiaries of RGA and the extent to which contagion risk posed by those operations may also exist. In addition, RGA is subject to a supervisory college, conducted by its group supervisor the Missouri Department of Commerce and Insurance (“MDCI”). The supervisory college is comprised of insurance regulators of the major jurisdictions in which RGA has established insurance branches and subsidiaries. Since the inception of the supervisory college in October 2012, the MDCI has conducted regular in-person supervisory college meetings in addition to numerous regulator-only conference calls. These meetings generate requests from RGA’s regulators for information as they monitor RGA’s solvency, governance and overall management. While the supervisory college has the ability to impose limitations on the activities of the insurance subsidiaries of RGA, particularly since RGA has been designated by its group supervisor as an Internationally Active Insurance Group (“IAIG”), no such limitations have been imposed to date. The existence of the supervisory college generally helps regulators understand RGA’s business to a greater degree and encourages a more global view by RGA of its own regulation. RGA’s reinsurance subsidiaries and branches are required to file statutory financial statements in each jurisdiction in which they are licensed and may be subject to onsite, periodic examinations by the insurance regulators of the jurisdictions in which each is licensed, authorized, or accredited. To date, none of the regulators’ reports related to the Company’s periodic examinations have contained material adverse findings. Although some of the rates and policy terms of U.S. direct insurance agreements are regulated by state insurance departments, the rates, policy terms, and conditions of reinsurance agreements generally are not subject to regulation by any regulatory authority, which is also true outside of the U.S. In the U.S., however, the NAIC Model Law on Credit for Reinsurance, which has been adopted in most states, including Missouri, imposes certain requirements for an insurer to take reserve credit for risk ceded to a reinsurer. Generally, the reinsurer is required to be licensed, accredited or certified in the insurer’s state of domicile or the reinsurer must be domiciled in a jurisdiction that is found by the U.S. regulators to observe the standards established in the U.S. – E.U. Covered Agreement, i.e., a “reciprocal jurisdiction reinsurer”. Otherwise, the reinsurer must post security for reserves transferred to the reinsurer in the form of letters of credit or assets placed in trust. Insurers ceding business to reciprocal jurisdiction reinsurers are permitted to take reserve credit without the reinsurer having to establish security. The NAIC Life and Health Reinsurance Agreements Model Regulation, which has been adopted in most states, including Missouri, imposes additional requirements for insurers to claim reserve credit for reinsurance ceded (excluding yearly renewable term reinsurance and non-proportional reinsurance). These requirements include bona fide risk transfer, an insolvency clause, written agreements, and filing of reinsurance agreements involving in force business, among other things. Outside of the U.S., rules for reinsurance and requirements for minimum risk transfer are less specific and are less likely to be published as rules, but nevertheless standards can be imposed to varying extents. U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX) for various types of life insurance business, significantly increased the level of reserves that U.S. life insurance and life reinsurance companies must maintain on their statutory financial statements for various types of life insurance business, primarily certain level premium 7 term life products. The reserve levels required under Regulation XXX are normally in excess of reserves required under GAAP. In situations where primary insurers have reinsured business to reinsurers that are unlicensed and unaccredited in the U.S., the reinsurer must provide collateral equal to its reinsurance reserves in order for the ceding company to receive statutory financial statement credit. Reinsurers have historically utilized letters of credit for the benefit of the ceding company, or have placed assets in trust for the benefit of the ceding company, or have used other structures as the primary forms of collateral. An exception to this requirement is expected to exist for reinsurance ceded to reciprocal jurisdiction reinsurers. RGA Reinsurance is the primary subsidiary of the Company subject to Regulation XXX. In order to manage the effect of Regulation XXX on its statutory financial statements, RGA Reinsurance has retroceded a majority of Regulation XXX reserves to unaffiliated and affiliated unlicensed reinsurers and special purpose reinsurers, or captives. RGA Reinsurance’s statutory capital may be significantly reduced if the unaffiliated or affiliated reinsurer is unable to provide the required collateral to support RGA Reinsurance’s statutory reserve credits and RGA Reinsurance cannot find an alternative source for the collateral. The NAIC has requirements for life insurers using special purpose reinsurers. Current standards addressing the use of captive reinsurers allow captives organized prior to 2016 to continue in accordance with their currently approved plans. State insurance regulators that regulate domestic insurance companies have placed additional restrictions on the use of newly established captive reinsurers, which may increase costs and add complexity. While RGA Reinsurance’s reserve financing arrangements using special purpose reinsurers or “captive reinsurers” are permitted, the rules place limitations on RGA Reinsurance’s ability to utilize captive reinsurers to finance reserve growth related to future business. As a result, RGA Reinsurance may need to alter the type and volume of business it reinsures, increase prices on those products, raise additional capital to support higher regulatory reserves or implement higher cost strategies, primarily involving the use of a certified reinsurer or reciprocal jurisdiction reinsurer as discussed below. Based on the growth of the Company’s business and the pattern of reserve levels under Regulation XXX associated with term life business and other statutory reserve requirements, the amount of ceded reserve credits is expected to grow, albeit, with the implementation of principles-based reserves in the U.S., reserve growth is proceeding at slower rates than in the immediate past. This growth will require the Company to retrocede business to affiliated or unaffiliated parties, to obtain additional letters of credit, put additional assets in trust, or utilize other funding mechanisms to support reserve credits. If the Company is unable to support the reserve credits, the regulatory capital levels of several of its subsidiaries may be significantly reduced, while the regulatory capital requirements for these subsidiaries would not change. The reduction in regulatory capital could affect the Company’s ability to write new business and retain existing business. Affiliated captives are commonly used in the insurance industry to help manage statutory reserve and collateral requirements and are often domiciled in the same state as the insurance company that sponsors the captive. The NAIC has analyzed the insurance industry’s use of affiliated captive reinsurers to satisfy certain reserve requirements and has adopted measures to promote uniformity in both the approval and supervision of such reinsurers. Current standards addressing the use of captive reinsurers allow captives organized prior to 2016 to continue in accordance with their currently approved plans. Standards imposed upon the use of captive insurers for transactions after 2015 increase costs and add complexity to the use of captive insurers. As a result, the Company may need to alter the type and volume of business it reinsures, increase prices on those products, raise additional capital to support higher regulatory reserves or implement higher cost strategies. In the U.S., a certified reinsurer designation provides an alternative way to manage regulatory reserves and collateral requirements. In 2014, RGA Americas was designated as a certified reinsurer by the MDCI. In 2022, RGA Americas was designated as a reciprocal jurisdiction reinsurer by MDCI. These designations allow certain of the Company’s U.S. domiciled operating company subsidiaries to retrocede business to RGA Americas in lieu of using captives for collateral requirements. Beginning in 2017, the NAIC approved principles-based reserving (“PBR”) for U.S. insurers. The Company adopted PBR in 2020, and PBR reserves are determined based on the terms of the reinsurance agreement which may differ from those of the direct policies. Reinsurers may place assets in trust to satisfy collateral requirements for certain treaties. In addition, the Company holds securities in trust to satisfy collateral requirements under certain third-party reinsurance treaties. Under certain conditions in some treaties, the Company may be obligated to move reinsurance from one subsidiary of RGA to another subsidiary, post additional collateral for the ceding insurer or allow the ceding insurer to cancel the reinsurance. These conditions include change in control, level of capital or ratings of the subsidiary, insolvency, nonperformance under a treaty, or loss of the subsidiary’s reinsurance license. If the Company is ever required to perform under these obligations, the risk to the consolidated company under the reinsurance treaties would not change; however, additional capital may be required due to the change in jurisdiction of the subsidiary reinsuring the business and may create a strain on liquidity, possibly causing a reduction in dividend payments or hampering the Company’s ability to write new business or retain existing business. In the event that a treaty is terminated, the future profits related to the terminated treaty may be lost. RGA Reinsurance, Chesterfield Re, Parkway Re, Rockwood Re, Castlewood Re and RGA Life and Annuity prepare statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Missouri. Aurora 8

National prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of California. Each of these states require domestic insurance companies to prepare their statutory financial statements in accordance with the NAIC Accounting Practices and Procedures manual subject to any deviations permitted by each state’s insurance commissioner. The Company’s non-U.S. subsidiaries are subject to the regulations and reporting requirements of their respective countries of domicile. Capital Requirements Risk-Based Capital (“RBC”) guidelines promulgated by the NAIC are applicable to RGA Reinsurance, RGA Life and Annuity, Aurora National, and Chesterfield Re, and identify minimum capital requirements based upon business levels and asset mix. These subsidiaries maintain capital levels in excess of the amounts required by the applicable guidelines. Parkway Re, Rockwood Re and Castlewood Re’s capital requirements are determined solely by their licensing orders issued by the MDCI and are not subject to the RBC guidelines. As to RGA Reinsurance, RGA Life and Annuity, Aurora National and Chesterfield Re, a decline in the RBC of one or more of the Company’s U.S. insurers can cause the appearance of less capitalization in its U.S. insurers, individually, or when considered as a group. In December of 2020, the NAIC finalized amendments to its holding company model law and regulation to require U.S. based insurance groups to file an annual Group Capital Calculation (“GCC”). The Missouri General Assembly adopted the GCC requirement in 2021. The Company filed its first GCC report with the MDCI in 2022 for the year ending December 31, 2021, and is required to file annually thereafter. The NAIC has yet to articulate all of the ways in which it intends the U.S. states to use the GCC. It is clear that the calculation is expected to be used to assess the adequacy of capital within an insurance group domiciled in the U.S., particularly for groups such as RGA that are designated an IAIG by the group supervisor. The Company cannot currently predict the effect that any proposed or future group capital standard will have on its financial condition or operations or the financial condition or operations of its subsidiaries. Regulations in international jurisdictions also require certain minimum capital levels, and subject the companies operating in such jurisdictions, to oversight by the applicable regulatory bodies. RGA’s subsidiaries meet the minimum capital requirements in their respective jurisdictions. The International Association of Insurance Supervisors continues to develop group-wide capital standard for IAIGs, the Insurance Capital Standard (“ICS”). While the ICS is a model for capital standards and not a standard that must be followed on its own in any jurisdiction, it is likely to influence capital requirements for insurers around the world and may lead to a need for additional capital in one or more of RGA’s subsidiaries. The Company cannot predict the effect that any proposed or future legislation or rule making in the countries in which it operates may have on the financial condition or operations of the Company or its subsidiaries. Insurance Holding Company Regulations RGA Reinsurance, Chesterfield Re and RGA Life and Annuity are subject to regulation under the insurance and insurance holding company statutes of Missouri. Aurora National is subject to regulation under the insurance and insurance holding company statutes of California. These insurance holding company laws and regulations generally require insurance and reinsurance subsidiaries of insurance holding companies to register and file with the home state regulator certain reports describing, among other information, capital structure, ownership, financial condition, certain intercompany transactions, and general business operations. The insurance holding company statutes and regulations also require prior approval of, or in certain circumstances, prior notice to the home state regulator of, certain material intercompany transfers of assets, as well as certain transactions between insurance companies, their parent companies and affiliates. Under current Missouri and California insurance laws and regulations, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as RGA, if as a result of the acquisition such person would “control” the insurance holding company. “Control” is presumed to exist under Missouri and California law if a person directly or indirectly owns or controls 10% or more of the voting securities of another person. Changes in control of an insurer are not permitted under the laws of these states unless: (i) certain filings are made with the home state regulator, (ii) certain requirements are met, including a public hearing, and (iii) approval or exemption is granted by the home state regulator. Additionally, revisions to the insurance holding company regulations of Missouri and California require increased disclosure to regulators of matters within the RGA group of companies. Restrictions on Dividends and Distributions Current Missouri law, applicable to RGA Life and Annuity and its subsidiaries, RGA Reinsurance and Chesterfield Re, permits the payment of dividends or distributions by each company that together with dividends or distributions paid during the preceding twelve months by that company do not exceed the greater of (i) 10% of the insurer’s statutory capital and surplus as of the preceding December 31, or (ii) the insurer’s statutory net gain from operations for the preceding calendar year. Any proposed dividend in excess of this amount is considered an “extraordinary dividend” and may not be paid until it has been approved, or a 30-day waiting period has passed during which it has not been disapproved, by the Director of the MDCI. Additionally, dividends may be paid only to the extent the insurer has unassigned surplus (as opposed to contributed surplus). 9

The regulatory limitations and other restrictions described herein could limit the Company’s financial flexibility in the future should it choose to or need to use subsidiary dividends as a funding source for its obligations. See Note 16 – “Financial Condition and Net Income on a Statutory Basis” in the Notes to Consolidated Financial Statements for additional information on the Company’s dividend restrictions. The California Insurance Holding Company Act defines an extraordinary dividend consistent with the definition found in the Missouri Insurance Holding Company Act and imposes an identical restriction upon the ability of Aurora National to pay dividends to RGA Reinsurance. In contrast to both the Missouri and the California Insurance Holding Company Acts, the NAIC Model Insurance Holding Company System Regulatory Act defines an extraordinary dividend as a dividend or distribution that together with dividends or distributions paid during the preceding twelve months exceeds the lesser of (i) 10% of statutory capital and surplus as of the preceding December 31, or (ii) statutory net gain from operations for the preceding calendar year. The Company is unable to predict whether, when, or if, Missouri will enact a new regulation for extraordinary dividends. Missouri insurance laws and regulations also require that the statutory surplus of Chesterfield Re, RGA Life and Annuity and RGA Reinsurance following any dividend or distribution be reasonable in relation to their outstanding liabilities and adequate to meet their financial needs. The Director of the MDCI may call for a rescission of the payment of a dividend or distribution by these entities that would cause their statutory surplus to be inadequate under the standards of the Missouri insurance regulations. California insurance laws and regulations impose the same restrictions on Aurora National as to the dividends or distributions that are made. Dividend payments from non-U.S. operations are subject to similar restrictions established by local regulators. The non-U.S. regulatory regimes also commonly limit the dividend payments to the parent to a portion of the prior year’s statutory income, as determined by the local accounting principles. The regulators of the Company’s non-U.S. operations may also limit or prohibit profit repatriations or other transfers of funds to the U.S. if such transfers are deemed to be detrimental to the solvency or financial strength of the non-U.S. operations, or for other reasons. Most of the non-U.S. operating subsidiaries are second tier subsidiaries that are owned by various non-U.S. holding companies. The capital and rating considerations applicable to the first tier subsidiaries may also impact the dividends paid to RGA. Default or Liquidation In the event that RGA defaults on any of its debt or other obligations, or becomes the subject of bankruptcy, liquidation, or reorganization proceedings, the creditors and stockholders of RGA will have no right to proceed against the assets of any of the subsidiaries of RGA. If any of RGA’s reinsurance subsidiaries were to be liquidated or dissolved, the liquidation or dissolution would be conducted in accordance with the rules and regulations of the appropriate governing body in the state or country of the subsidiary’s domicile. The creditors of any such company would be entitled to payment in full from such assets before RGA, as a direct or indirect stockholder, would be entitled to receive any distributions or other payments from the remaining assets of the liquidated or dissolved subsidiary. Federal Regulation Since the 2010 enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), the U.S. federal government has paid greater attention to the manner in which insurance and reinsurance is regulated, particularly when U.S. insurers and reinsurers are doing business outside of the U.S. Under the Dodd-Frank Act, the Federal Insurance Office within the U.S. Department of the Treasury has negotiated a “covered agreement” with the European Union, as well as a similar “covered agreement” with the United Kingdom (“UK”) (together, the “Covered Agreements”). The Covered Agreements, while promoting the recognition of U.S. state insurance regulators as group supervisors of U.S.-based global reinsurers such as RGA, also provides for an elimination of the collateral that has to be posted by reinsurers based in the European Union, the UK and by the NAIC’s anticipated extension of the rules, to those reinsurers based in additional jurisdictions that seek evaluation by the NAIC for treatment comparable to that given to members of the European Union and the UK. The extension of the Covered Agreements treatment to additional jurisdictions will provide for the elimination of the collateral that reinsurers domiciled in those jurisdictions must currently post in favor of U.S. ceding insurers. The Covered Agreements, coupled with new state credit for reinsurance laws, have the potential to lower the cost at which RGA Reinsurance’s competitors are able to provide reinsurance to U.S. insurers. Additionally, under the Dodd-Frank Act, one or more of RGA’s client ceding insurers domiciled in the U.S. may from time-to-time be designated systemically important by the Federal Reserve. Insurers that are designated systemically important can be subject to the imposition of an additional layer of regulation over already existing state regulation. No RGA entity has been deemed to be systemically important; however, if RGA were to be designated as systemically important, it would be subject to scrutiny by the Federal Reserve. Moreover, if insurers reinsured by RGA were to be designated as systemically important, the reinsurance programs RGA maintains with those insurers could be subject to scrutiny by the Federal Reserve. While no U.S. insurers or reinsurers are currently designated as systemically important entities, and the international designation of “Globally Systemically Important Insurers” has been suspended by the 10

Financial Stability Board, it remains possible that one or more of RGA’s clients will be given this designation in the future leading to additional scrutiny of those clients’ reinsurance programs by the Federal Reserve. With the potential regulation of some U.S. domiciled insurers by the U.S. government, it is possible that the scope of the federal government’s ability to regulate insurers and reinsurers will be expanded. It is not possible to predict the effect of such decisions or changes in law on the operation of the Company, but the Dodd-Frank Act makes it more likely than in the past that insurance or reinsurance may to some extent become regulated at the federal level. A shift in regulation from the state to the federal level may bring into question the continued validity of the McCarran-Ferguson Act, which exempts the “business of insurance” from most federal laws, including anti-trust laws. With the McCarran-Ferguson Act exemption for the business of insurance, a reinsurer may set rate, underwriting and claims handling standards for its ceding company clients to follow. Environmental Considerations Related to Real Property Ownership, Development and Mortgage Investment Federal, state and local environmental laws and regulations apply to the Company’s ownership and operation of real property. Inherent in owning and operating real property are the risks of hidden environmental liabilities and the costs of any required clean-up. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of clean-up. In several states, this lien has priority over the lien of an existing mortgage against such property. In addition, in some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Company may be liable, in certain circumstances, as an “owner” or “operator,” for costs of cleaning-up releases or threatened releases of hazardous substances at a property mortgaged to it. The Company also risks environmental liability when it forecloses on a property mortgaged to it, although federal legislation provides for a safe harbor from CERCLA liability for secured lenders that foreclose and sell the mortgaged real estate, provided that certain requirements are met. However, there are circumstances in which actions taken could still expose the Company to CERCLA liability. Application of various other federal and state environmental laws could also result in the imposition of liability on the Company for costs associated with environmental hazards. In addition to conducting an environmental assessment while underwriting mortgage loans, the Company routinely conducts environmental assessments prior to taking title to real estate through foreclosure on real estate collateralizing mortgages that it holds. Although unexpected environmental liabilities can always arise, the Company seeks to minimize this risk by undertaking these environmental assessments and complying with its internal procedures, and as a result, the Company believes that any costs associated with compliance with environmental laws and regulations or any clean-up of properties would not have a material adverse effect on the Company’s results of operations. Environmental, Social and Governance Insurance regulators are considering imposing new rules regarding how insurers incorporate and report about environmental, social, and governance (“ESG”) considerations into their operational decisions, underwriting, and investment decisions. Currently, efforts are aimed at testing underwriting models for bias. Other current ESG initiatives are aimed at reviewing the investment portfolios of insurers and requiring discussions regarding ESG topics between insurers and their regulators. It is possible that rules governing insurance underwriting and factors utilized by insurers in the selection of risks may be altered in the future in a way that impacts the profitability of RGA’s business. The extent to which ESG concerns may impact RGA in the future is uncertain, but RGA has incorporated ESG factors and goals into its current strategic plan, operations, and risk assessment processes. International Regulation RGA’s international insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are located or operate branch offices. These regulations include minimum capital, solvency and governance requirements. The authority of RGA’s international operations to conduct business is subject to licensing requirements, inspections and approvals and these authorizations are subject to modification and revocation. Periodic examinations of the insurance company books and records, financial reporting requirements, risk management processes and governance procedures are among the techniques used by regulators to supervise RGA’s non-U.S. insurance businesses. The regulators of RGA’s non-U.S. insurance companies, and the California Department of Insurance are also invited to be part of the supervisory college held by the MDCI, RGA’s group supervisor. Bermuda’s Insurance Act 1978 (the “Bermuda Insurance Act”) distinguishes between insurers carrying on long-term business, insurers carrying on special purpose business and insurers carrying on general business. There are five classifications of insurers carrying on long-term business, ranging from Class A insurers to Class E insurers. Taking a risk-based approach to regulation that looks at the nature, scale and complexity of an insurer’s business, the Bermuda Monetary Authority (“BMA”) typically applies less regulatory oversight to Class A captive insurers and greater regulatory oversight to Class E commercial insurers. The Company’s subsidiaries domiciled in Bermuda are licensed for long-term business and are classified as Class E insurers and are therefore subject to extensive regulation and supervision by the BMA. Such regulation includes rules regarding privacy, anti-money laundering, bank secrecy, anti-corruption and foreign asset control in addition to insurance regulation. To 11 that end, the BMA has broad powers to regulate business activities of the Company’s Bermuda domiciled subsidiaries, mandate capital and surplus requirements, regulate trade and claims practices and require strong enterprise risk management and corporate governance activities. The Company’s Bermuda subsidiaries, as Class E insurers, file annual statutory financial statements and annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. within four months of the end of each fiscal year, unless such deadline is specifically extended. The Bermuda Insurance Act prescribes rules for the preparation of the statutory financial statements. In addition, the Company’s Bermuda subsidiaries are required to file with the BMA a capital and solvency return along with its annual statutory financial return. The Company’s Bermuda subsidiaries must at all times maintain a minimum margin of solvency (“MMS”) and an enhanced capital requirement (“ECR”) in accordance with the provisions of the Bermuda Insurance Act. If either the minimum MMS or ECR is not met then the Bermuda Insurance Act mandates certain actions and filings with the BMA including the filing of a written report detailing the circumstances giving rise to the failure and the manner and time within which the insurer intends to rectify the failure. The BMA has embedded an economic balance sheet (“EBS”) framework as part of the Bermuda Solvency Capital Requirement (“BSCR”) that forms the basis for an insurer’s ECR. As Class E insurers, the Company’s Bermuda subsidiaries’ ECR is established by reference to the Class E BSCR model, which provides a method for determining an insurer’s capital requirements by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for different categories of risk such as fixed income investment risk, equity investment risk, long-term interest rate/liquidity risk, currency risk, concentration risk, credit risk, operational risk and seven categories of long-term insurance risk. Depending on the risk category, the capital requirement is either determined by applying shocks or by applying prescribed factors, where such shocks and factors were developed by the BMA and were calibrated at 99% Tail Value-at-Risk (“TVaR”) over a one-year time horizon. Under the Bermuda Insurance Act, the Company’s Bermuda subsidiaries are prohibited from declaring or paying a dividend if they are not meeting their ECR or MMS requirements or if the declaration or payment of the dividend would cause such a breach. Failing to meet the MMS requirement on the last day of any financial year prohibits a company from declaring or paying any dividends during the next financial year without the approval of the BMA. Additional actions and filings may be required before a company can declare and pay a dividend depending on its prior year statutory capital and surplus. The restrictions on declaring or paying dividends and distributions under the Bermuda Insurance Act are in addition to those under Bermuda’s Companies Act 1981 (the “Companies Act”). Under the Companies Act, the Company’s Bermuda subsidiaries may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (1) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the company’s assets would thereby be less than its liabilities. The Company’s subsidiaries domiciled in Barbados are subject to regulation and supervision by the Financial Services Commission in Barbados. Recently enacted economic substance requirements in Bermuda and Barbados may place additional requirements, including reporting requirements, on the Company’s subsidiaries domiciled in those countries in order to demonstrate purpose and governance of those entities and their operations to greater levels than required in the past. Additionally new requirements in Bermuda require the submission of certain reinsurance agreements to the BMA for review. It is yet to be determined as to the whether such reviews by the BMA will ultimately result in requirements for such agreements beyond what is required currently. Much like the adoption of the Dodd-Frank Act in the U.S., regulators around the world continue to consider ways to avoid a recurrence of the causes of the 2008 – 2009 financial crisis. A group leading this effort is the Financial Stability Board (“FSB”). The FSB consists of representatives of national financial authorities of the G20 nations. The G20, the FSB and related governmental bodies have developed proposals to address issues such as group supervision, capital and solvency standards, systemic economic risk and corporate governance, including executive compensation and many other related issues associated with the financial crisis. At the direction of the FSB, the International Association of Insurance Supervisors (“IAIS”) has developed a model framework for the supervision of IAIGs that contemplates “group-wide supervision” across national boundaries. RGA has been designated as an IAIG, which may bring about requirements to conduct a group-wide risk and solvency assessment to monitor and manage its overall solvency. At this time RGA cannot predict what additional capital requirements, compliance costs or other burdens these requirements would impose on it, if adopted for the evaluation of a U.S.- domiciled insurance group. There is also the potential for inconsistent or conflicting regulation of the RGA group of companies as lawmakers and regulators in multiple jurisdictions simultaneously pursue these initiatives. Additionally, RGA International, operating in the European Economic Area (“EEA”), is subject to the Solvency II measures developed by the European Insurance and Occupational Pensions Authority and will be required to abide by the evolving risk management practices, capital standards and disclosure requirements of the Solvency II framework. Additionally, the Company’s clients located in the EEA also abide by these standards in operating their insurance businesses, including the management of their ceded reinsurance. Solvency II has a significant influence on the regulation of solvency measures applied to insurers and reinsurers operating within the EEA, and the Company also expects the solvency regulation measures to 12 influence future regulatory structures of countries outside of the EEA, including Japan. Influences of the Solvency II – type framework are already present in the insurance regulation of Bermuda and China and currently influence the solvency measures imposed upon RGA Global and RGA Americas. Additionally, some countries limit the amount of insurance business that can be ceded to foreign reinsurers. Requirements of this type are proposed from time-to-time in developing markets. These forced localization requirements have the impact of limiting the amount of reinsurance business RGA can conduct in those countries without the participation of a local reinsurer. RGA expects the scope and extent of regulation outside of the U.S., as well as group regulatory oversight, to continue to increase. Privacy and Cybersecurity Regulation Various jurisdictions in which the Company’s subsidiaries and their clients operate have established laws protecting the privacy and handling of consumers’ private data. The area of cybersecurity has also come under increased scrutiny from insurance regulators. These laws and regulations vary country to country and state to state, but they generally require the establishment of programs to detect and prevent unauthorized access to personal data and to mitigate theft of personal data. They also may require the Company, among other things, to notify client insurers or individuals of any security breach involving protected data, and to provide individuals with the right to access personal data and with the right to be forgotten. In the U.S. the NAIC adopted the Insurance Data Security Model Law which establishes standards for data security and for the investigation of and notification of insurance regulators of cybersecurity events involving unauthorized access to certain private information belonging to insureds. To date, this Model Law has not been widely adopted, but the Company expects further adoption in the future. The cybersecurity regulation in New York is applicable to many of the Company’s clients, and it requires the Company to demonstrate the existence and soundness of its cybersecurity program to those clients. The California Consumer Privacy Act of 2018 (“CCPA”) grants all California residents the right to know what information a business has collected from them and the sourcing and sharing of that information. The CCPA also gives the California consumer the right to have a business delete their personal information with some exceptions. The California restrictions, and related exceptions became effective on January 1, 2020. The Company expects that the exceptions will apply to a significant portion of its business. Laws and regulations similar to the New York cybersecurity regulation and the CCPA, as well as measures similar to the NAIC’s Insurance Data Security Model Law are likely to be adopted by more U.S. states in the near future, if not by the U.S. federal government. In addition, privacy and cybersecurity laws and regulations in many European and Asian countries restrict RGA’s ability to transfer data and impose other requirements on holders of data. In Europe, the General Data Protection Regulation (“GDPR”), which establishes uniform data privacy laws across the European Union (“EU”) is effective for all EU member states and is extraterritorial in that it applies to EU entities, as well as entities established in the EU that offer goods or services to data subjects in the EU or monitor consumer behavior that takes place in the EU. The GDPR anticipates the processing of data for reinsurance and other purposes and applies standards and rules that covered entities must establish and monitor with respect to such processing and use. Many of the restrictions enacted by jurisdictions outside of the EU either do not anticipate the processing of data for reinsurance purposes at all or place costly restrictions on the ability of a reinsurer to service its business by requiring processing to be done within the borders of the country in which the insured consumer resides. Further adoptions of laws patterned after the GDPR are expected around the world. 13 underwriting knowledge, manual review and consultation with the Company’s medical directors as necessary. Many facultative applications involve individuals with multiple medical impairments, such as heart disease, high blood pressure, and diabetes, which require a complex underwriting/mortality assessment. The Company employs medical directors and medical consultants to assist its underwriters in making these assessments. Pricing The Company has pricing actuaries dedicated to every geographic market and to every product category who develop reinsurance treaty rates following the Company’s policies, procedures and standards. Biometric assumptions are based primarily on the Company’s own mortality, morbidity and persistency experience, reflecting industry and client-specific experience. Economic and asset-related pricing assumptions are based on current and long-term market conditions and are developed by actuarial and investment personnel with appropriate experience and expertise. The Company’s view of short- and long-term risks are reflected in pricing consistent with its internal capital model. For transactional business with material day- one invested assets there is diligence on the expected asset portfolio that is reflected in the pricing assumption. For transactional business focusing on tail risk, the Company has policies and procedures related to views on transaction-specific tail risk events. A transaction process ensures that the business reflects the input of internal areas of expertise in transaction teams and has procedures for escalation based on the size and nature of the risks. Management has established a high-level oversight of the processes and results of these activities, which includes peer reviews in every market as well as centralized procedures and processes for reviewing and auditing pricing activities. Operations The Company’s business has been primarily obtained directly, rather than through brokers. The Company has an experienced sales and marketing staff that works to provide responsive service and maintain existing relationships. The Company’s administration, auditing, valuation and finance departments are responsible for treaty compliance auditing, financial analysis of results, generation of internal management reports, and periodic audits of administrative and underwriting practices. A significant effort is focused on periodic audits of administrative and underwriting practices, and treaty compliance of clients. The Company’s claims departments review and verify reinsurance claims, obtain the information necessary to evaluate claims, and arrange for timely claims payments. Claims are subjected to a detailed review process to ensure that the risk was properly ceded, the claim complies with the contract provisions, and the ceding company is current in the payment of reinsurance premiums to the Company. In addition, the claims departments monitor both specific claims and the overall claims handling procedures of ceding companies. Customer Base The Company provides reinsurance products primarily to the largest life insurance companies in the world. In 2023, excluding premiums from single premium pension risk transfer transactions, the Company’s five largest clients generated approximately $2.7 billion or 19% of the Company’s gross premiums and other revenues. In addition, 36 other clients each generated annual gross premiums and other revenues of $100 million or more, and the aggregate gross premiums and other revenues from these clients represented approximately 50% of the Company’s gross premiums and other revenues. No individual client generated 10% or more of the Company’s total gross premiums and other revenues. For the purpose of this disclosure, companies that are within the same insurance holding company structure are combined. Competition New reinsurance opportunities continue to be highly price competitive; however, companies that consistently win business are financially strong, provide flexible terms and conditions, have a positive reputation, deliver excellent service, and demonstrate execution certainty and a long-term commitment to the business underwritten. The Company competes globally with other reinsurance companies, traditional insurance providers, private equity firms and other financial services companies. Human Capital Resources The Company continuously strives to fulfill its purpose; to make financial protection accessible to all. The Company’s global team of approximately 3,900 employees consistently develop innovative solutions for its clients, deliver long-term returns for its investors, and create a meaningful impact in the communities where its employees live and work. Driving the Company’s success is a shared commitment to pursue work that matters, to serve an industry with a strong social mission, and to create sustainable long-term value for all its stakeholders. The Company’s Culture The Company’s people, the way they work and the culture they cultivate are all key differentiators. The Company’s employees describe RGA as a collaborative, results-driven, customer-centric, and an ethical organization. 15

Work at the Company is undertaken in an environment of high collaboration, which encourages innovation and entrepreneurship and demands the highest integrity. The Company’s practice of combining technical expertise with curiosity and creativity, in partnership with its clients, defines the way it works internally and externally. From the beginning, the Company was built on trust. Trusted relationships – starting with its employees and extending to its clients, partners, and investors – remain the foundation of its success. In the Company’s most recent engagement survey, the Company demonstrated its employees’ trust in what it does. Trust throughout the global workforce at the Company rated in the 90th percentile among the hundreds of other companies participating in the survey, which was conducted by a globally recognized workforce consulting firm. The Company honors its commitments to its employees, who in turn enable the Company to fulfill its commitments to its clients, shareholders, and society. Talent Attraction, Retention and Development As a global reinsurer, the Company’s continued growth and vitality is built on attracting, selecting, developing and retaining exceptional talent in order to execute its strategy and to continue producing innovative solutions for its clients. The Company’s focus on employee retention has resulted in a three-year average annual voluntary attrition rate of approximately 7% globally. The Company’s hybrid approach to flexible work arrangements (“WorkWise”) prioritizes meeting business requirements while accommodating personal work styles in how, when, and where its employees work. Living the Company’s purpose and fulfilling its commitments to partners, employees and employee’s communities is its priority. WorkWise strengthens the Company’s ability to attract and retain individuals to the organization. The many ways that the Company’s teams connect, whether remote, hybrid, or in-person, reflect its culture and commitment to growth and innovation. The Company invests significant resources to create and sustain a learning environment, ensuring its employees at all levels continue to develop professionally throughout their career with the Company. While technical expertise is critical, the Company also focuses on the development of highly effective interpersonal and leadership skills. Compensation and Benefits and Pay Equity The Company is committed to fostering a company culture that is inclusive, collaborative, and socially responsible. The Company is strengthened by its diverse workforce and recognizes that its employees are its greatest asset. The Company’s compensation programs, comprised of salary together with short and long-term incentives, strike a balance between external market competitiveness and internal equity, balancing global consistency with local market variations. This balance is achieved through consistent application of program standards on a global basis, while targeting compensation at competitive levels in the markets where it competes for talent. The Company’s benefit programs are an integral part of its employees’ total reward package. Benefits are aligned with local market practices and include healthcare, retirement and savings, education assistance, flexible work programs, employee assistance programs, wellness programs, and parental leave programs, amongst others. The Company has long been committed to ensuring equal pay for equal work. The annual pay equity study, conducted by a third-party consultant, considered the average pay of females to males in comparable roles. The study analyzed the pay practices of all U.S. and non-U.S. employees in countries with more than 50 employees, representing approximately 93% of the Company’s employees worldwide, comparing the average base salary, base salary plus target bonus, and base salary plus target bonus plus target long-term incentive (where applicable) of females to males in comparable roles. Each year the results vary slightly due to changes in the employee population. Results decreased slightly this year with women paid on average 98.4% of what men are paid for comparable jobs for base salary and 98.0% on both a base salary plus target bonus and base salary plus target bonus plus target long-term incentive basis. In addition, in the U.S., when using the same methodology of comparable roles, the average non-Caucasian to Caucasian pay ratio was 101.5% across all three measures which represented a slight increase to results from the previous year. The Company is committed to gender and racial pay equity and will continue to review pay equity annually, and take action as required, to ensure its compensation programs remain aligned with its commitment to diversity, equity, and inclusion. Ensuring the Company’s compensation practices are equitable is imperative to maintain the Company’s culture and to ensure fair treatment of its employees. Corporate Social Responsibility, Diversity, Equity and Inclusion The Company believes that creating long-term value for its stakeholders implicitly requires enacting and executing sustainable business practices and strategies that, while delivering competitive returns. The Company strives to govern itself in a sustainable manner that recognizes the need for strong governance, effective management systems and robust controls alongside its long-term operational goals and strategies. The Company understands that it has a responsibility to monitor and 16 control its ecological and societal impact in addition to its obligations regarding corporate strategy, risks, opportunities, and performance. The Company strives to cultivate an inclusive environment in which diverse backgrounds, experiences, and perspectives are welcomed and employees feel comfortable and encouraged to discuss diversity, equity, and inclusion topics. The Company’s diversity, equity, and inclusion initiatives are focused in four areas: (i) fostering diverse talent and promoting an equitable culture; (ii) advancing diversity, equity and inclusion in the community and industry where the Company operates; (iii) establishing accountability and measurement throughout the Company; and (iv) building an inclusive workplace. 100% of the Company’s global employees have undertaken Everyday (Unconscious) Bias training and the Company has extended the Inclusive Leadership course to include all leaders. The Company has integrated diversity, equity, and inclusion training into its leadership development offerings and expanded education offerings to include Mitigating Bias in Interviewing, Psychological Safety, and new manager training. The Company’s education and accountability initiatives are the foundation of its efforts to promote diversity, equity, and inclusion. The Company’s Diversity, Equity and Inclusion Councils proactively leverage diverse teams around the world and serve as thought leaders for the Company to advance diversity, equity, and inclusion. They work to implement the Company’s diversity, equity, and inclusion strategy and policies and advise on the Company’s diversity, equity, and inclusion needs and the progress of these initiatives globally. The Company’s Sustainability Report offers additional information across the areas of: Business Ethics & Responsible Practices; Responsible Investment Approach; Sustainable Innovation for Social Impact; Culture of Care; and Environmental Stewardship. RGA’s Sustainability Report can be found in our Investor section of our website at www.rgare.com The contents of our Sustainability Report and related supplemental information are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document the Company files with the SEC. C. Segments The Company obtains substantially all of its revenues through reinsurance agreements that cover a portfolio of life and health insurance products, including term life, credit life, universal life, whole life, group life and health, joint and last survivor insurance, critical illness, disability, longevity as well as asset-intensive (e.g., annuities), financial reinsurance and other capital motivated solutions. Generally, the Company, through various subsidiaries, has provided reinsurance for mortality, morbidity, lapse and investment-related risks associated with such products. With respect to asset-intensive products, the Company has also provided reinsurance for investment-related risks. Additional information regarding the operations of the Company’s segments and geographic operations is contained in Note 19 – “Segment Information” in the Notes to Consolidated Financial Statements. U.S. and Latin America Operations The U.S. and Latin America operations market traditional life and health reinsurance, reinsurance of asset-intensive products, financial reinsurance and other capital motivated solutions, primarily to U.S. life insurance companies. Traditional Reinsurance The U.S. and Latin America Traditional segment provides individual and group life and health reinsurance, including long term care, to domestic clients for a variety of products through yearly renewable term agreements, coinsurance, and modified coinsurance. This business has been accepted under many different rate scales, with rates often tailored to suit the underlying product and the needs of the ceding company. Premiums typically vary for smokers and non-smokers, males and females, and may include a preferred underwriting class discount. Reinsurance premiums are paid in accordance with the treaty, regardless of the premium mode for the underlying primary insurance. This business is made up of facultative and automatic treaty business. Automatic business is generated pursuant to treaties that generally require the underlying policies to meet the ceding company’s underwriting criteria, although in certain cases such policies may be rated substandard. In contrast to facultative reinsurance, reinsurers do not engage in underwriting assessments of each risk assumed through an automatic treaty. As the Company does not apply its underwriting standards to each policy ceded to it under automatic treaties, the U.S. and Latin America operations generally require ceding companies to retain a portion of the business written on an automatic basis, thereby increasing the ceding companies’ incentives to underwrite risks with due care and, when appropriate, to contest claims diligently. The U.S. and Latin America facultative reinsurance operation involves the assessment of the risks inherent in (i) multiple impairments, such as heart disease, high blood pressure, and diabetes; (ii) cases involving large policy face amounts; and (iii) financial risk cases (i.e., cases involving policies disproportionately large in relation to the financial characteristics of the proposed insured). The U.S. and Latin America operations’ marketing efforts have focused on developing 17 facultative relationships with client companies because management believes facultative reinsurance represents a substantial segment of the reinsurance activity of many large insurance companies and also serves as an effective means of expanding the U.S. and Latin America operations’ automatic business. Only a portion of approved facultative applications ultimately result in reinsurance, as applicants for impaired risk policies often submit applications to several primary insurers, which in turn seek facultative reinsurance from several reinsurers. Ultimately, only one insurance company and one reinsurer are likely to obtain the business. The Company tracks the percentage of declined and placed facultative applications on a client-by-client basis and generally works with clients to seek to maintain such percentages at levels deemed acceptable. As the Company applies its underwriting standards to each application submitted to it facultatively, it generally does not require ceding companies to retain a portion of the underlying risk when business is written on a facultative basis. Financial Solutions – Asset-Intensive Reinsurance The Company’s U.S. and Latin America Asset-Intensive operations primarily concentrate on the investment risk within underlying annuities and other investment oriented products. These reinsurance agreements are mostly structured as coinsurance, with some on a coinsurance with funds withheld, or modified coinsurance of primarily investment risk such that the Company recognizes profits or losses primarily from the spread between the investment earnings and amounts credited on the underlying contract liabilities. The Company also provides guaranteed investment contracts to retirement plans that include investment-only, stable value wrap products. The assets are owned by the trustees of such plans, who invest the assets under the terms of investment guidelines to which the Company agrees. The contracts contain a guarantee of a minimum rate of return on participant balances supported by the underlying assets, and a guarantee of liquidity to meet certain participant-initiated plan cash flow requirements. The Company primarily targets highly rated, financially secure companies as clients for asset-intensive business. These companies may wish to limit their own exposure to certain products or blocks of business. Ongoing asset/liability analysis is required for the management of asset-intensive business. The Company’s analysis is a cross discipline analysis between the Company’s underwriting, actuarial, investment and other departments throughout the organization and is completed in conjunction with an asset/liability analysis performed by the ceding companies. The Company, working with partners, provides pension plan sponsors solutions that enable them to diversify and protect the benefits provided to the annuitants. Financial Solutions – Capital Solutions The Company’s U.S. and Latin America Capital Solutions operations assist ceding companies in meeting applicable regulatory requirements while enhancing their financial strength and regulatory surplus position. The Company assumes regulatory insurance liabilities from the ceding companies. In addition, the Company has committed to provide statutory reserve or asset support to third parties by funding loans or assuming real estate leases if certain defined events occur. Generally, such amounts are offset by receivables from ceding companies that are repaid by the future regulatory profits from the reinsured block of business. The Company structures its financial reinsurance and other capital solution transactions so that the projected future profits of the underlying reinsured business significantly exceed the amount of regulatory surplus provided to the ceding company. The Company primarily targets highly rated insurance companies for capital solutions business. A careful analysis is performed before providing any regulatory surplus enhancement to the ceding company. This analysis is intended to ensure that the Company understands the risks of the underlying insurance product and that the transaction has a high likelihood of being repaid through the future regulatory profits of the underlying business. If the future regulatory profits of the business are not sufficient to repay the Company or if the ceding company becomes financially distressed and is unable to make payments under the treaty, the Company may incur losses. A staff of actuaries and accountants track experience for each treaty on a quarterly basis in comparison to models of expected results. Customer Base The U.S. and Latin America operations market life reinsurance and financial solutions primarily to U.S. life insurance companies. The treaties underlying this business generally are terminable by either party on 90 days written notice, but only with respect to future new business. Existing business generally is not terminable, unless the underlying policies terminate or are recaptured. In 2023, excluding premiums from single premium pension risk transfer transactions, the five largest clients generated approximately $1.7 billion or 24% of U.S. and Latin America operation’s gross premiums and other revenues. In addition, 49 other clients each generated annual gross premiums and other revenues of $20 million or more, and the aggregate gross premiums from these clients represented approximately 67% of U.S. and Latin America operation’s gross premiums and 18 other revenues. For the purpose of this disclosure, companies that are within the same insurance holding company structure are combined. Canada Operations The Company operates in Canada primarily through RGA Canada. RGA Canada employs its own underwriting, actuarial, claims, pricing, accounting, systems, marketing and administrative staff in offices located in Montreal and Toronto. Traditional Reinsurance RGA Canada assists clients with capital management and mortality and morbidity risk management and is primarily engaged in individual life reinsurance, and to a lesser extent creditor, group life and health, critical illness and disability reinsurance, through yearly renewable term and coinsurance agreements. Creditor insurance covers the outstanding balance on personal, mortgage or commercial loans in the event of death, disability or critical illness and is generally shorter in duration than individual life insurance. The business is generally composed of facultative and automatic treaty business. Automatic business is generated pursuant to treaties that generally require the underlying policies to meet the ceding company’s underwriting criteria, although in certain cases such policies may be rated substandard. In contrast to facultative reinsurance, reinsurers do not engage in underwriting assessments of each risk assumed through an automatic treaty. RGA Canada generally requires ceding companies to retain a portion of the business written on an automatic basis, thereby increasing the ceding companies’ incentives to underwrite risks with due care and, when appropriate, to contest claims diligently. Facultative reinsurance involves the assessment of the risks from a medical and financial perspective. RGA Canada is recognized as a leader in facultative reinsurance, and this has served to maintain a strong market share on automatic business. Financial Solutions The Company’s Canada Financial Solutions operations primarily concentrates on the investment and longevity risk within underlying annuities and other investment oriented products. These reinsurance agreements are mostly structured as coinsurance, with some on a coinsurance with funds withheld, or modified coinsurance of primarily investment risk such that the Company recognizes profits or losses primarily from the spread between the investment earnings and amounts credited on the underlying contract liabilities. Canada’s Financial Solutions operations also provide capital solutions to assist ceding companies in meeting applicable regulatory requirements while enhancing their financial strength and regulatory position. The Company primarily targets highly rated, financially secure companies as clients for its financial solutions business. These companies may wish to limit their own exposure to certain products or blocks of business. Ongoing asset/ liability analysis is required for the management of asset-intensive business. The Company’s analysis is a cross discipline analysis between the Company’s underwriting, actuarial, investment and other departments throughout the organization and is completed in conjunction with an asset/liability analysis performed by the ceding companies. Customer Base Clients include most of the life insurers in Canada, although the number of life insurers is much smaller compared to the U.S. In 2023, the five largest clients generated approximately $809 million or 59% of Canada operation’s gross premiums and other revenues. In addition, 11 other clients each generated annual gross premiums and other revenues of $20 million or more, and the aggregate gross premiums and other revenues from these clients represented approximately 37% of Canada operation’s gross premiums and other revenues. For the purpose of this disclosure, companies that are within the same insurance holding company structure are combined. Europe, Middle East and Africa Operations The Europe, Middle East and Africa (“EMEA”) operations serve clients from subsidiaries, licensed branch offices and/ or representative offices primarily located in the UK, Continental Europe, the Middle East, and South Africa. EMEA’s office in the Middle East is located in the United Arab Emirates (“UAE”). EMEA’s operations in the UK, Continental Europe, South Africa and the Middle East employ their own underwriting, actuarial, claims, pricing, accounting, marketing and administration staffs with additional support services provided by the Company’s staff in other geographical locations. Traditional Reinsurance The principal types of reinsurance for this segment include individual and group life and health, critical illness, disability and underwritten annuities. Traditional reinsurance in the UK, South Africa, Italy and Germany consists 19 predominantly of long term contracts, which are not terminable for existing risk without recapture or natural expiry, whereas in other markets within the region contracts are predominantly short term, renewing annually. Financial Solutions The Company’s EMEA Financial Solutions segment includes longevity, asset-intensive and financial reinsurance. Longevity reinsurance takes the form of closed block annuity reinsurance and longevity swap structures. Asset-intensive business for this segment consists of coinsurance of payout annuities. Financial reinsurance assists ceding companies in meeting applicable regulatory requirements while enhancing their financial strength. Financial reinsurance transactions do not qualify as reinsurance under U.S. GAAP, due to the low risk nature of the transactions and are reported in accordance with deposit accounting guidelines. Customer Base In 2023, the five largest clients generated approximately $1.1 billion or 44% of EMEA operation’s gross premiums and other revenues. In addition, 22 other clients each generated annual gross premiums and other revenues of $20 million or more, and the aggregate gross premiums and other revenues from these clients represented approximately 38% of EMEA operation’s gross premiums and other revenues. For the purpose of this disclosure, companies that are within the same insurance holding company structure are combined. Asia Pacific Operations The Asia Pacific operations serve clients from subsidiaries, licensed branch offices and/or representative offices throughout Asia and Australia. The Asian offices provide full reinsurance services with additional support services provided by the Company’s staff in the U.S. and Canada. In addition, a regional team based in Hong Kong has been established to provide support to the Asian offices to accommodate business growth in the region. RGA Australia employs its own underwriting, actuarial, claims, pricing, accounting, systems, marketing, and administration service. Traditional Reinsurance The principal types of reinsurance for this segment written through yearly renewable term and coinsurance treaties include: • Individual and group life and health; • Critical illness, which provides a benefit in the event of the diagnosis of pre-defined critical illness; • Disability, which provides income replacement benefits in the event the policyholder becomes disabled due to accident or illness; • Superannuation which is the Australian government mandated compulsory retirement savings program. Superannuation funds accumulate retirement funds for employees, and, in addition, typically offer life and disability insurance coverage. Reinsurance agreements may be either facultative or automatic agreements covering primarily individual risks and, in some markets, group risks. Financial Solutions The Asia Pacific Financial Solutions segment includes financial reinsurance, asset-intensive and certain disability, and life and health blocks that contain material investment risks. Financial reinsurance assists ceding companies in meeting applicable regulatory requirements while enhancing their financial strength. Financial reinsurance transactions do not qualify as reinsurance under GAAP, due to the remote risk nature of the transactions and are reported in accordance with deposit accounting guidelines. Asset-intensive business for this segment primarily concentrates on the investment risk within underlying annuities and life insurance policies. Asset-intensive transactions are mostly structured to take on investment risk such that the Company recognizes profits or losses primarily from the spread between the investment earnings and the interest credited on the underlying annuity contract liabilities. Customer Base In 2023, the five largest clients generated approximately $1.4 billion or 45% of Asia Pacific operation’s gross premiums and other revenues. In addition, 24 other clients each generated annual gross premiums and other revenues of $20 million or more, and the aggregate gross premiums and other revenues from these clients represented approximately 39% of Asia Pacific operation’s gross premiums and other revenues. For the purpose of this disclosure, companies that are within the same insurance holding company structure are combined. 20

Corporate and Other Corporate and Other revenues primarily include investment income from unallocated invested assets, investment related gains and losses and service fees. Corporate and Other expenses consist of the offset to capital charges allocated to the operating segments within the policy acquisition costs and other insurance income line item, unallocated overhead and executive costs, interest expense related to debt and service business expenses. Additionally, Corporate and Other includes results from certain wholly-owned subsidiaries that, among other activities, develop and market technology and provide consulting and outsourcing solutions for the insurance and reinsurance industries. The Company invests in this area in an effort to both support its clients and accelerate the development of innovative solutions and services to increase consumer engagement within the life insurance industry and hence generate new future revenue streams. D. Financial Information About Foreign Operations The Company’s foreign operations are primarily in Canada, Asia Pacific, EMEA and Latin America. Revenue, income (loss) before income taxes, which include investment related gains (losses), interest expense, depreciation and amortization, and identifiable assets attributable to these geographic regions are identified in Note 19 – “Segment Information” in the Notes to Consolidated Financial Statements. Although there are risks inherent to foreign operations, such as currency fluctuations and restrictions on the movement of funds, as described in Item 1A – “Risk Factors”, the Company’s financial position and results of operations have not been materially adversely affected thereby to date. E. Available Information Copies of the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8- K, and amendments to those reports are available free of charge through the Company’s website (www.rgare.com) as soon as reasonably practicable after the Company electronically files such reports with the Securities and Exchange Commission (www.sec.gov). Information provided on such websites does not constitute part of this Annual Report on Form 10-K. 21

Item 1A. RISK FACTORS In the Risk Factors below, we refer to the Company as “we,” “us,” or “our.” Investing in our securities involves certain risks. Any of the following risks could materially adversely affect our business, financial condition or results of operations. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under “Cautionary Note Regarding Forward-Looking Statements” in Item 7 below and the risks of our businesses described elsewhere in this Annual Report on Form 10-K. Many of these risks are interrelated and occur under similar business and economic conditions, and the occurrence of certain of them may in turn cause the emergence, or exacerbate the effect, of others. Such a combination could materially increase the severity of the impact on our business, liquidity, financial condition and results of operations. Risks Related to Our Business We make assumptions when pricing our products relating to mortality, morbidity, lapsation, investment returns and expenses, and significant deviations in experience could negatively affect our financial condition and results of operations. Our life reinsurance contracts expose us to mortality, morbidity and lapse risk. Our risk analysis and underwriting processes are designed with the objective of controlling the quality of the business and establishing appropriate pricing for the risks we assume. Among other things, these processes rely heavily on our underwriting, our analysis of mortality, longevity and morbidity trends, lapse rates, expenses and our understanding of medical impairments and their effect on mortality, longevity or morbidity. We expect mortality, longevity, morbidity and lapse experience to fluctuate somewhat from period to period but believe they should remain reasonably predictable over a period of many years. For example, mortality, longevity, morbidity or lapse experience that is less favorable than the rates that we used in pricing a reinsurance agreement may cause our net income to be less than otherwise expected because the premiums we receive for the risks we assume may not be sufficient to cover the claims and profit margin. Furthermore, even if the total benefits paid over the life of the contract do not exceed the expected amount, unexpected increases in the incidence of deaths or illness can cause us to pay more benefits in a given reporting period than expected, adversely affecting our net income in any particular reporting period. We perform annual tests to establish that deferred policy acquisition costs remain recoverable at all times. These tests require us to make a significant number of assumptions. If our financial performance significantly deteriorates to the point where a premium deficiency exists, a cumulative charge to current operations will be recorded, which may adversely affect our net income in a particular reporting period. We utilize assumptions, estimates and models to evaluate our business, results of operations and financial condition, and develop scenarios to evaluate our potential exposure to mortality claims, potential investment portfolio losses and other risks associated with our assets and liabilities. The scenarios and related analyses are subject to various assumptions, professional judgment, uncertainties and the inherent limitations of any statistical analysis, including the use and quality of historical internal and industry data. Consequently, actual losses may differ materially from what the scenarios may illustrate. This potential difference could be even greater for events with limited or unmodelled annual frequency. We regularly review our reserves and associated assumptions as part of our ongoing assessment of our business performance and risks. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claim payments as a result of changes in experience, assumptions or otherwise, we would be required to increase our reserves and incur charges in the period in which we make the determination. The amounts of such increases may be significant, and this could materially adversely affect our financial condition and results of operations and may require us to generate or fund additional capital in our businesses. Our financial condition and results of operations may also be adversely affected if our actual investment returns and expenses differ from our pricing and reserve assumptions. Changes in economic conditions may lead to changes in market interest rates or changes in our investment strategies, either of which could cause our actual investment returns and expenses to differ from our pricing and reserve assumptions. Our business, results of operations and financial condition have been, and may continue to be, adversely affected by epidemics and pandemics, such as COVID-19, and responses thereto. Epidemics and pandemics can adversely affect our business, financial condition and results of operations because they exacerbate mortality and morbidity risk. The likelihood, timing, and severity of these events cannot be predicted. An epidemic or pandemic could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, and overall economic output. Any such events could have a material negative impact on the financial markets, potentially impacting the value and liquidity of our invested assets, access to capital markets and credit, and the business of our clients. In addition, an epidemic or pandemic that affected our employees or 22 the employees of companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such an event could have a material impact on the losses we experience. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition. COVID-19 increased mortality rates in certain jurisdictions and populations. Additionally, COVID-19 and the response thereto caused significant disruption in the international and U.S. economies and financial markets and severely impacted, global economic conditions, which resulted in substantial volatility in the global financial markets, increased unemployment and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. An increase in the number of future COVID-19 cases or a future epidemic or pandemic may again raise mortality rates in certain jurisdictions and populations and cause additional disruptions in international and U.S. economies and financial markets, which could severely impact our business, results of operations and financial condition. Future increases in COVID-19 cases or the severity of prevalent virus strains, the availability, effectiveness and use of treatments and vaccines, and the extent and success of actions by governments and central banks, the adverse mortality rates and impact on the global economy may deepen, and our results of operations and financial condition in future quarters may be adversely affected. Additionally, the long-term health consequences for individuals who have recovered from COVID-19 and the related impact, if any, on mortality and morbidity are all unknown. Our reinsurance subsidiaries are highly regulated, and changes in these regulations could negatively affect our business. Our reinsurance subsidiaries are subject to government regulation in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the reinsurance business, which may include reinsurance terms and capital adequacy. These agencies are concerned primarily with the protection of policyholders and their direct insurers rather than shareholders or holders of debt securities of reinsurance companies. Moreover, insurance laws and regulations, among other things, establish minimum capital requirements and limit the amount of dividends, tax distributions and other payments our reinsurance subsidiaries can make without prior regulatory approval, and impose restrictions on the amount and type of investments we may hold. We operate in the U.S. and in many jurisdictions around the world. We are subject to the laws and insurance regulations of the U.S. Additionally, a substantial portion of our operations occur outside of the U.S. These international businesses are subject to the insurance, tax and other laws and regulations in the countries in which they are organized and in which they operate. These laws and regulations may apply heightened scrutiny to non-domestic companies, which can adversely affect our operations, liquidity, profitability and regulatory capital. From time to time, foreign governments and regulatory bodies consider legislation and regulations that could subject us to new or different requirements and such changes could negatively impact our operations in the relevant jurisdictions. See “Item 1. Business – B. Corporate Structure – Regulation” for a summary of certain U.S. state and federal laws and foreign laws and regulations applicable to our business. Our failure to comply with these and other laws and regulations could subject us to penalties from governmental or self- regulatory authorities, costs associated with remedying any such failure or related claims, harm to our business relationships and reputation, or interrupt our operations, any of which could negatively impact our financial position and results of operations. A downgrade in our ratings or in the ratings of our reinsurance subsidiaries could adversely affect our ability to compete. Our financial strength and credit ratings are important factors in our competitive position. Rating organizations periodically review the financial performance and condition of insurers, including our reinsurance subsidiaries. These ratings are based on an insurance company’s ability to pay its obligations and are not directed toward the protection of investors. Rating organizations assign ratings based upon several factors. While most of the factors considered relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. The various rating agencies periodically review and evaluate our capital adequacy in accordance with their established guidelines and capital models. In order to maintain our existing ratings, we may commit from time to time to manage our capital at levels commensurate with such guidelines and models. If our capital levels are insufficient to fulfill any such commitments, we could be required to reduce our risk profile by, for example, retroceding some of our business or by raising additional capital by issuing debt, hybrid or equity securities. Additionally, rating agencies may make changes in their capital models and rating methodologies, which could increase the amount of capital required to support our ratings. Any downgrade in the ratings of our reinsurance subsidiaries could adversely affect their ability to sell products, retain existing business, and compete for attractive acquisition opportunities. The ability of our subsidiaries to write reinsurance is partially dependent on their financial condition and is also influenced by their ratings. Upon certain downgrade events, some of our reinsurance contracts would either permit our client ceding insurers to terminate such reinsurance contracts or require us to post collateral to secure our obligations under these reinsurance contracts, either of which could negatively impact our ability to conduct business and our results of operations. Ratings are subject to revision or withdrawal at any time by the assigning rating 23 organization. A rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. We believe that the rating agencies consider the financial strength and flexibility of a parent company and its consolidated operations when assigning a rating to a particular subsidiary of that company. A downgrade in the rating or outlook of RGA, among other factors, could adversely affect our ability to raise and then contribute capital to our subsidiaries for the purpose of facilitating their operations and growth. A downgrade could also increase our own cost of capital. For example, the facility fee and interest rate for our syndicated revolving credit facility and certain other credit facilities are based on our senior long-term debt ratings. A decrease in those ratings could result in an increase in costs under those credit facilities. We cannot assure you that actions taken by ratings agencies would not result in a material adverse effect on our business, financial condition or results of operations. In addition, it is unclear what effect, if any, a ratings change would have on the price of our securities in the secondary market. The availability and cost of collateral, including letters of credit, asset trusts and other credit facilities, as well as regulatory changes relating to the use of captive insurance companies, could adversely affect our business, financial condition or results of operations. Regulatory reserve requirements in various jurisdictions in which we operate may be significantly higher than the reserves required under GAAP. Accordingly, we reinsure, or retrocede, business to affiliated and unaffiliated reinsurers to reduce the amount of regulatory reserves and capital we are required to hold in certain jurisdictions. As described in “Item 1. Business – B. Corporate Structure – Regulation – U.S. Regulation”, Regulation XXX and principles-based reserves (commonly referred to as PBR) requires U.S. life insurance companies to hold a relatively high level of regulatory reserves on their financial statements for various types of life insurance business. Based on the assumed growth rate in our current business plan and the increased level of regulatory reserves associated with some of this business, we expect the amount of our required regulatory reserves and our need to finance these reserves may continue to grow. Changes in laws and regulations and our ability to retrocede certain business may impact our reserving requirements and thus our financial condition and results of operations. As a general matter, for us to reduce regulatory reserves on business that we retrocede, the affiliated or unaffiliated reinsurer must provide an equal amount of regulatory-compliant collateral. The availability of collateral and the related cost of such collateral in the future could affect the type and volume of business we reinsure and could increase our costs. We may need to raise additional capital to support higher regulatory reserves, which could increase our overall cost of capital. If we, or our retrocessionaires, are unable to obtain or provide sufficient collateral to support our statutory ceded reserves, we may be required to increase regulatory reserves. In turn, this reserve increase could significantly reduce our statutory capital levels and adversely affect our ability to satisfy required regulatory capital levels, unless we are able to raise additional capital to contribute to our operating subsidiaries. Furthermore, term life insurance is a particularly price-sensitive product, and any increase in insurance premiums charged on these products by life insurance companies, in order to compensate them for the increased statutory reserve requirements or higher costs of insurance they face, may result in a significant loss of volume in their life insurance operations, which could, in turn, adversely affect our life reinsurance operations. We cannot assure you that we will be able to implement actions to mitigate the effect of increasing regulatory reserve requirements. In addition, we maintain credit and letter of credit facilities with various financial institutions as a potential source of collateral and excess liquidity. Our ability to utilize these facilities is conditioned on our satisfaction of covenants and other requirements contained in the facilities. Our ability to utilize these facilities is also subject to the continued willingness and ability of the lenders to provide funds or issue letters of credit. Our failure to comply with the covenants in these facilities, or the failure of the lenders to meet their commitments, would restrict our ability to access these facilities when needed, adversely affecting our liquidity, financial condition and results of operations. 24

Changes in equity markets, interest rates and volatility affect the profitability of variable annuities with guaranteed living benefits that we reinsure, which may have a material adverse effect on our business and profitability. We reinsure variable annuity products that include guaranteed minimum living benefits (“GMLB”). GMLB include guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits and guaranteed minimum income benefits. The amount of reserves related to GMLB is based on their fair value and is affected by changes in equity markets, interest rates and volatility. Accordingly, strong equity markets, increases in interest rates and decreases in volatility will generally decrease the fair value of the liabilities underlying the benefits. Conversely, a decrease in equity markets along with a decrease in interest rates and an increase in volatility will generally result in an increase in the fair value of the liabilities underlying the benefits, which increases the amount of reserves that we must carry. Such an increase in reserves would result in a charge to our earnings in the quarter in which we increase our reserves. We maintain a customized dynamic hedging program that is designed to mitigate the risks associated with income volatility around the change in reserves on guaranteed benefits. However, hedge positions may not be effective to fully offset changes in the carrying value of the guarantees due to, among other things, the time lag between changes in such values and corresponding changes in the hedge positions, high levels of volatility in the equity and derivatives markets, extreme swings in interest rates, unexpected contract holder behavior, and divergence between the performance of the underlying funds and hedging indices. These factors, individually or collectively, may have a material adverse effect on our liquidity, capital levels, financial condition or results of operations. RGA is an insurance holding company, and our ability to pay principal, interest and dividends on securities is limited. RGA is an insurance holding company, with our principal assets consisting of the stock of our reinsurance company subsidiaries, and substantially all of our income is derived from those subsidiaries. Our ability to pay principal and interest on any debt securities or dividends on any preferred or common stock depends, in part, on the ability of our reinsurance company subsidiaries, our principal sources of cash flow, to declare and distribute dividends or advance money to RGA. We are not permitted to pay common stock dividends or make payments of interest or principal on securities that rank equal or junior to our subordinated debentures and junior subordinated debentures, until we pay any accrued and unpaid interest on such debentures. Our reinsurance company subsidiaries are subject to various statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to us. Covenants contained in certain of our debt agreements also restrict the ability of certain subsidiaries to pay dividends and make other distributions or loans to us. In addition, we cannot assure you that more stringent dividend restrictions will not be adopted, as discussed above under “Our reinsurance subsidiaries are highly regulated, and changes in these regulations could negatively affect our business.” As a result of our insurance holding company structure, upon the insolvency, liquidation, reorganization, dissolution or other winding-up of one of our reinsurance subsidiaries, all creditors of that subsidiary would be entitled to payment in full out of the assets of such subsidiary before we, as shareholder, would be entitled to any payment. Our subsidiaries would have to pay their direct creditors in full before our creditors, including holders of common stock, preferred stock or debt securities of RGA, could receive any payment from the assets of such subsidiaries. We are exposed to foreign currency risk. We are a multi-national company with operations in numerous countries and, as a result, are exposed to foreign currency risk to the extent that exchange rates of foreign currencies are subject to adverse changes over time. The U.S. dollar value of our net investments in foreign operations, our foreign currency transaction settlements and the periodic conversion of the foreign-denominated earnings to U.S. dollars (our reporting currency) are each subject to adverse foreign exchange rate movements. A significant portion of our revenues and our fixed maturity securities available-for-sale are denominated in currencies other than the U.S. dollar. We use hedging strategies and foreign-denominated revenues and investments to fund foreign-denominated expenses and liabilities when possible to mitigate exposure to foreign currency fluctuations, but these mitigation efforts may not be successful. Our international operations involve inherent risks. A significant portion of our net premiums come from our operations outside of the U.S. One of our strategies is to grow these international operations. International operations subject us to various inherent risks. We may not be able to manage the growth of these operations effectively, particularly given the recent rates of growth. Our international operations expose us to mortality and morbidity experience, and supply and demand for our products that are specific to these markets as well as altered exposure to biometric, credit and other risks that may be difficult to anticipate. In addition to the regulatory and foreign currency risks identified above, other related risks include uncertainty arising out of foreign government sovereignty over our international operations, potentially uncertain or adverse tax consequences and potential reduction in opportunities resulting from market access restrictions. 25

Some of our international operations are in emerging markets where these risks are heightened, and we anticipate that we will continue to do business in such markets. Our pricing assumptions may be less predictable in emerging markets, and deviations in actual experience from these assumptions could impact our profitability in these markets. Additionally, lack of legal certainty and stability in the emerging markets exposes us to increased risk of disruption and adverse or unpredictable actions by regulators and may make it more difficult for us to enforce our contracts, which may negatively impact our business. We cannot assure you that we will be able to manage the risks associated with our international operations effectively or that these risks will not have an adverse effect on our business, financial condition or results of operations. We rely significantly on third parties for various services, and we may be held responsible for obligations that arise from the acts or omissions of third parties. In the normal course of business, we seek to limit our exposure to losses from our reinsurance contracts by ceding a portion of the reinsurance to other insurance enterprises or retrocessionaires. We cannot assure you that these insurance enterprises or retrocessionaires will be able to fulfill their obligations to us. We are also subject to the risk that our clients will be unable to fulfill their obligations to us under our reinsurance agreements with them. We rely upon our insurance company clients to provide timely, accurate information. We may experience volatility in our earnings as a result of erroneous or untimely reporting from our clients. We also rely on original underwriting decisions made by our clients and cannot assure you that our clients’ processes will adequately control business quality or establish appropriate pricing. For some reinsurance agreements, the ceding company withholds and legally owns and manages assets equal to the net statutory reserves, and we reflect these assets as funds withheld on reinsurance assumed on our balance sheet. If a ceding company was to become insolvent, we would need to assert a claim on the assets supporting our reserve liabilities. We attempt to mitigate our risk of loss by offsetting amounts for claims or allowances that we owe the ceding company with amounts that the ceding company owes to us. We are subject to the investment performance on the withheld assets, although we do not directly control them. We help to set, and monitor compliance with, the investment guidelines followed by these ceding companies. However, to the extent that such investment guidelines are not appropriate, or to the extent that the ceding companies do not adhere to such guidelines, our risk of loss could increase, which could materially adversely affect our financial condition and results of operations. For additional information on funds withheld at interest, see “Investments – Funds Withheld at Interest” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We use the services of third parties such as asset managers, software vendors and administrators to perform various functions that are important to our business. For instance, we have engaged third party investment managers to manage certain assets where our investment management expertise is limited, who we rely on to provide investment advice and execute investment transactions that are within our investment policy guidelines. Our third-party service providers rely on their computer systems and their ability to maintain the security, confidentiality, integrity and privacy of those systems and the data residing on such systems. Our service providers may be subject to cybersecurity attacks and may not sufficiently protect their information technology and related data, which may impact their ability to provide us services and protect our data, which may subject us to losses and harm our reputation. In turn, vendors of our service providers have and may in the future be subject to such attacks. Poor performance on the part of our service providers or any related outside vendors could negatively affect our operations and financial performance. As with all financial services companies, our ability to conduct business depends on consumer confidence in the industry and our financial strength. Actions of competitors, and financial difficulties of other companies in the industry, and related adverse publicity, could undermine consumer confidence and harm our reputation and business. Catastrophic events could adversely affect our business, financial condition and operations. Our operations are exposed to the risk of catastrophic events including natural disasters, war or other military action, and terrorism or other acts of violence. Claims resulting from such events could impact our ability to write new business, cause substantial volatility in our financial results or otherwise impact our business, financial condition and operations. Additionally, our business operations may be adversely affected by such events to the extent they disrupt the physical infrastructure, systems that support our businesses and customers, or our employees. The impact of an increase in global average temperatures could cause changes in weather patterns, resulting in more severe and more frequent natural disasters such as forest fires, hurricanes, tornadoes, floods and storm surges and may, over the longer term, impact disease incidence and severity, food and water supplies and the general health of impacted populations. These climate change trends are expected to continue in the future and may impact nearly all sectors of the economy to varying degrees. We cannot predict the long-term impacts of climate change for the Company and our clients, but such events may adversely impact our mortality and morbidity rates and also may impact asset prices, financial markets and general economic conditions. 26

We operate in a highly competitive and dynamic industry and competition, tax law changes, and other factors could adversely affect our business. The reinsurance industry is highly competitive, and we encounter significant competition in all lines of business from other reinsurance companies, as well as competition from other providers of financial services. Our competitors vary by geographic market, and many of our competitors have greater financial resources than we do. Our ability to compete depends on, among other things, pricing and other terms and conditions of reinsurance agreements, our ability to maintain strong financial strength ratings, and our service and experience in the types of business that we underwrite. We compete based on the strength of our underwriting operations, insights on mortality trends, our ability to efficiently execute transactions, our client relationships and our responsive service. We believe our quick response time to client requests for individual underwriting quotes, our underwriting expertise and our ability to structure solutions to meet clients’ needs are important elements to our strategy and lead to other business opportunities with our clients. Our business will be adversely affected if we are unable to maintain these competitive advantages. The insurance and reinsurance industries are subject to ongoing changes from market pressures brought about by customer demands, changes in law, changes in economic conditions such as interest rates and investment performance, technological innovation, marketing practices and new providers of insurance and reinsurance solutions. Failure to anticipate market trends or to differentiate our products and services may affect our ability to grow or maintain our current position in the industry. A failure by the insurance industry to meet evolving consumer demands, including demands to address disparate impacts that may exist against certain groups in insurers’ underwriting and sales models, could adversely affect the insurance industry and our operating results. Similarly, our failure to meet the changing demands of our insurance company clients through innovative product development, effective distribution channels and investments in technology could negatively impact our financial performance over the long-term. Additionally, our failure to adjust our strategies in response to changing economic conditions could impact our competitive position and have a material adverse effect on our business, financial condition and results of operations. Changes in U.S. tax law could have a material adverse effect on the Company’s business. If the U.S. Internal Revenue Code is revised to reduce benefits associated with the tax-deferred status of certain life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, by the surrenders of existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. If Congress adopts legislation in the future to reduce or eliminate the estate tax, our U.S. life insurance company customers could face reduced demand for some of their life insurance products, which in turn could negatively affect our reinsurance business. We cannot predict whether any tax legislation impacting corporate taxes or insurance products will be enacted, what the specific terms of any such legislation will be or whether any such legislation would have a material adverse effect on our business, financial condition and results of operations. Weak conditions in global capital markets and the economy, as well as inflation, may materially adversely affect our business and results of operations. Our results of operations, financial condition, cash flows and statutory capital position are materially affected by conditions in global capital markets and the economy. A general economic downturn or a downturn in the capital markets could adversely affect the market for many life insurance and annuity products. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation and inflation affect the economic environment and thus the profitability of our business. An economic downturn may yield higher unemployment and lower family income, corporate earnings, business investment and consumer spending, and could result in decreased demand for life insurance and annuity products. As we obtain substantially all our revenues through reinsurance arrangements that cover a portfolio of life insurance products and annuities, our business would be harmed if the market for annuities or life insurance was adversely affected. Therefore, adverse changes in the economy such as a recession could adversely affect our business, financial condition and results of operations. A recession in the U.S. or other countries, major central bank policy actions, slow economic growth, trade policy and geopolitical uncertainty could impact our business. These macroeconomic conditions have in the past and may in the future have an adverse effect on us given our exposure to credit and equity markets. In a recession or during prolonged negative market events, such as the 2008-2010 global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss and ratings downgrades due to market volatility. An increase in inflation could affect our business in several ways. In our group life and disability businesses, premiums and claims costs may increase as compensation levels increase. However, during inflationary periods with rising interest rates, the value of fixed income investments falls which could increase realized and unrealized losses, resulting in additional deferred tax assets that may not be realizable. Inflation may also increase the Company’s compensation expenses and other costs, potentially putting pressure on profitability. Prolonged and elevated inflation could adversely affect the financial 27 markets and the economy generally and dispelling it may require governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity, inhibit revenue growth and reduce the number of attractive investment opportunities. Our investments and derivative financial instruments are subject to risks of credit defaults, changes in foreign exchange rates, and changes in market values. Periods of macroeconomic weakness or recession, heightened volatility or disruption in the financial and credit markets could increase these risks, potentially resulting in other-than-temporary impairment of assets in our investment portfolio. We are also subject to the risk that cash flows generated from the collateral underlying the structured products we own may differ from our expectations in timing or amount. In addition, many of our classes of investments, but in particular our alternative investments, may produce investment income that fluctuates significantly from period to period. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material and adverse effect on our business, results of operations, financial condition, liquidity and cash flows. Difficult financial, economic and geopolitical conditions could cause our investment portfolio to incur material losses. Changes in interest rates, reduced liquidity in the financial markets or a slowdown in U.S. or global economic conditions have and, in the future, may also adversely affect the values and cash flows of the assets in our investment portfolio. Our corporate fixed income portfolio has been, and in the future may be, adversely impacted by delayed principal or interest payments, ratings downgrades, increased bankruptcies and credit spreads widening in distressed industries and individual companies. Our investments in mortgage loans and mortgage-backed securities have been, and in the future could be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due or delays or moratoriums on foreclosures or enforcement actions with respect to delinquent or defaulted mortgages. Market dislocations, decreases in observable market activity or unavailability of information may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including estimates and changes in long term macro-economic assumptions relating to estimated expected credit losses. Additionally, increased economic uncertainty and increased unemployment resulting from a recession or negative economic conditions may result in policyholders seeking sources of liquidity and withdrawing from, or cancelling, their policies at rates greater than expected. If policyholder lapse and surrender rates significantly exceed expectations, it could have a material adverse effect on our business, results of operations and financial condition. We could be subject to additional income tax liabilities. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Furthermore, we establish deferred tax assets to the extent our portfolio of fixed maturity securities is in an unrealized loss position. Realization of these losses could result in the inability to recover all of the tax benefits, resulting in a valuation allowance against the deferred tax asset. Realized losses may have a material adverse impact on our results. The U.S. Treasury Department and the IRS continue to issue guidance under the U.S. Tax Cuts and Jobs Act as well as the Inflation Reduction Act passed in August 2022, that may result in interpretations different from ours. Furthermore, numerous foreign governments enacted a global minimum tax in December 2023, while others are expected to enact a global minimum tax within a year. Guidance is expected to continue that could result in further changes to global taxation and materially affect our financial position and results of operations. Changes in accounting standards may adversely affect our reported results of operations and financial condition. The Company’s consolidated financial statements are prepared in conformity with GAAP. If we are required to adopt revised accounting standards in the future, it may adversely affect our reported results of operations and financial condition. For a discussion of the impact of new accounting pronouncements issued but not yet implemented, see Item 8. “Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 21 New Accounting Standards Not Yet Adopted.” 28

Acquisitions and significant transactions involve varying degrees of risk that could affect our profitability. We have made, and may in the future make, acquisitions, either of selected blocks of business or other companies. The success of these acquisitions depends on, among other factors, our ability to appropriately price and evaluate the risks of the acquired business, as well as the availability of funding sufficient to meet increased capital needs, the ability to fund cash flow shortages that may occur if anticipated revenues are not realized or are delayed and the possibility that the value of investments acquired in an acquisition may be lower than expected or may diminish due to credit defaults or changes in interest rates and that liabilities assumed may be greater than expected (due to, among other factors, less favorable than expected mortality or morbidity experience). Additionally, acquisitions may expose us to other operational challenges and various risks, including the ability to integrate the acquired business operations and data with our systems. A failure to successfully manage the operational challenges and risks associated with or resulting from significant transactions, including acquisitions, could adversely affect our business, financial condition or results of operations. Our risk management policies and procedures could leave us exposed to unidentified or unanticipated risk, which could negatively affect our business, financial condition or results of operations. Our risk management policies and procedures, designed to identify, monitor and manage both internal and external risks, may not adequately predict future exposures, which could be significantly greater than expected. In addition, these identified risks may not be the only risks facing us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may adversely affect our business, financial condition or results of operations. There are inherent limitations to risk management strategies because there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we may suffer unexpected losses and could be materially adversely affected. As our businesses change and the markets in which we operate evolve, our risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience resulting from adverse mortality, morbidity or policyholder behavior, the effectiveness of our risk management strategies may be limited, resulting in losses. In addition, under difficult or less liquid market conditions, our risk management strategies may be less effective and/or more expensive because other market participants may be using the same or similar strategies to manage risk under the same challenging market conditions. Past or future misconduct by our employees or employees of our vendors could result in violations of law, regulatory sanctions and serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective. There can be no assurance that our controls and procedures designed to monitor associates’ business decisions and prevent us from taking excessive or inappropriate risks will be effective. We review our compensation policies and practices as part of our overall risk management program, but it is possible that our compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking, which could harm our reputation and have a material adverse effect on our results of operations or financial condition. The failure in cyber or other information security systems, including a failure to maintain the security, confidentiality, integrity or privacy of sensitive data residing on such systems, as well as the occurrence of unanticipated events affecting our disaster recovery systems and business continuity planning, could impair our ability to conduct business effectively. Our business is highly dependent upon the effective operation of our computer systems. The failure of our computer systems or disaster recovery capabilities for any reason could cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality, integrity or privacy of sensitive or personal data related to our customers, insured individuals or employees. Like other global companies, we have experienced threats to our data and systems from time to time. However, we have not detected or identified any evidence to indicate we have experienced a material breach of cybersecurity. Administrative and technical controls, security measures and other preventative actions we take to reduce the risk of such incidents and protect our information technology may not be sufficient to prevent physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems. Despite our continued efforts, cybersecurity threats are becoming more frequent and sophisticated. Failure to stay ahead of such advances has led to and could lead to the misappropriation, intentional or unintentional unauthorized disclosure or misuse of personal data that we or our vendors store and process. Such a failure could harm our reputation, subject us to investigations, litigation, regulatory sanctions and other claims and expenses, lead to loss of customers and revenues and otherwise adversely affect our business, financial condition or results of operations. We rely on our computer systems for a variety of business functions across our global operations, including for the administration of our business, underwriting, claims, performing actuarial analysis and maintaining financial records. We depend heavily upon these computer systems to provide reliable service, data and reports. Upon a disaster such as a natural catastrophe, pandemic, epidemic, industrial accident, blackout, computer virus, terrorist attack or war, unanticipated problems 29 with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our financial condition and results of operations, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. While we maintain liability insurance for cybersecurity and network interruption losses, our insurance may not be sufficient to protect us against all losses. We have engaged software vendors to support our disaster recovery systems. If an unknown fourth party of ours, upon whom we and/or a significant third party of ours relies, experiences a disaster or prolonged unavailability, our ability to deploy our disaster recovery systems and effectively conduct business could be severely compromised. In addition, if a significant number of our managers were unavailable upon a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our clients’ ability to provide data and other information to us, and our employees’ ability to perform their job responsibilities. Restrictions on the use of personal data and “big data” techniques could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations. Our business is highly dependent upon the processing of large quantities of personal data. We store and process large amounts of consumer and client information and policy holder personal data in order to operate and better manage our business. Many jurisdictions in which we operate have enacted laws to safeguard the privacy and security of personal data. The U.S. lacks a comprehensive federal privacy regulation and as such, states, trade organizations and some federal regulators have adopted laws, regulations and guidelines, which may be conflicting or inconsistent. For example, the NAIC adopted the Insurance Data Security Model Law to establish standards for data security, the investigation and notification of data breaches and has also adopted principles to guide the use of artificial intelligence intended to apply to insurance licensees in states adopting such law. There has been increased scrutiny, including from U.S. state and foreign regulators, regarding the use of “big data” techniques, including machine learning. For instance, the New York State Department of Financial Services (“NYDFS”) Part 500 Cybersecurity Regulation (the “Cybersecurity Regulation”) does not directly apply to the Company but it does apply to many of our clients. As such, the Cybersecurity Regulation requires these clients to implement written policies and procedures designed to ensure (i) the existence and soundness of their cybersecurity programs and (ii) the security of information systems and nonpublic information that are accessible to, or held by, third party service providers, such as the Company. The NYDFS has increased enforcement of its Cybersecurity Regulation in recent years and has proposed amendments thereto which include enhanced data protection, governance, monitoring and planning, notification and technical requirements. Further, all U.S. states have enacted breach notification laws and over a dozen states have enacted comprehensive privacy regulations. These comprehensive privacy regulations provide certain exemptions that the Company expects will continue to apply to a significant portion of its business. Internationally, new and proposed regulations designed to limit the ability to transfer data from one country to another may make the Company’s operations less efficient. Many of these regulations either do not anticipate the processing of personal data for reinsurance purposes at all or place costly restrictions on the ability of a reinsurer to service its business by requiring processing to be done within that country’s borders. It is possible that we will be subject to new or changing regulations that could impose restrictions and limitations on the way we implement the use of personal data, “big data” or machine learning. Our failure to adhere to any existing or new guidelines could have a material impact on new and existing business, our financial condition and results of operations. Managing key employee attraction, retention and succession is critical to our success. Our success depends in large part upon our ability to identify, hire, retain and motivate highly skilled employees. We would be adversely affected if we fail to hire new talent, retain existing employees or adequately plan for the succession of our senior management and other key employees. While we have succession plans and long-term compensation plans designed to retain our existing employees and attract and retain additional qualified personnel in the future, our succession plans may not operate effectively, and our compensation plans cannot guarantee that the services of these employees will continue to be available to us. Litigation and regulatory investigations and actions may result in financial losses or harm our reputation. We are, and in the future may be, subject to litigation and regulatory investigations or actions from time to time. A substantial legal liability or a significant federal, state or other regulatory action against us, as well as regulatory inquiries or investigations, could harm our reputation, result in material fines or penalties, result in significant legal costs and otherwise have a material adverse effect on our business, financial condition and results of operations. Regulatory inquiries and litigation may also cause volatility in the price of stocks of companies in our industry or in our stock price. For additional information, see Item 8. “Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 17 Commitments, Contingencies and Guarantees.” 30

Risks Related to Our Investments Adverse capital and credit market conditions and access to credit facilities may significantly affect our ability to meet liquidity needs, access to capital and cost of capital. The capital and credit markets experience varying degrees of volatility and disruption. In some periods, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We need liquidity to make our benefit payments, to pay our operating expenses, interest on our debt and dividends on our capital stock and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations, and our business will be adversely affected. The principal sources of our liquidity are reinsurance premiums under reinsurance treaties and cash flows from our investment portfolio and other assets. Sources of liquidity in normal markets also include proceeds from the issuance of a variety of short- and long-term instruments, including medium- and long-term debt, subordinated and junior subordinated debt securities, capital securities and common stock. If current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of equity and credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all. Disruptions, uncertainty or volatility in the capital and credit markets may limit our ability to replace maturing liabilities in a timely manner, satisfy statutory capital requirements, generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Further, our ability to finance our statutory reserve requirements depends on market conditions. If market capacity is limited for a prolonged period, our ability to obtain new funding for such purposes may be hindered and, as a result, our ability to write additional business in a cost-effective manner may be limited or otherwise adversely affected. We also rely on our unsecured credit facilities, including our $850 million syndicated credit facility, as potential sources of liquidity. Our credit facilities contain administrative, reporting, legal and financial covenants, and our syndicated credit facility includes requirements to maintain a specified minimum consolidated net worth and a minimum ratio of consolidated indebtedness to total capitalization. If we were unable to access our credit facilities it could materially impact our capital position. The availability of these facilities could be critical to our credit and financial strength ratings and our ability to meet our obligations as they come due in a market when alternative sources of credit are unavailable. Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business, financial condition and results of operations. Our results of operations, financial condition, cash flows and statutory capital position are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Poor economic conditions, volatility and disruptions in capital markets or financial asset classes and geopolitical upheaval (including trade disputes) can have an adverse effect on our business because our investment portfolio and some of our liabilities are sensitive to changing market factors. Additionally, disruptions in one market or asset class can also spread to other markets or asset classes. Concerns over U.S. fiscal policy and the trajectory of the U.S. national debt could have severe repercussions to the U.S. and global credit and financial markets, further exacerbate concerns over sovereign debt and disrupt economic activity in the U.S. and elsewhere. As a result, our access to, or cost of, liquidity may deteriorate. Because of uncertainty regarding U.S. national debt, the market value of some of our investments may decrease, and our capital adequacy could be adversely affected. Political and economic uncertainties and weakness and disruption of the financial markets around the world, such as geopolitical upheaval and deteriorating economic and political relationships between countries have led and may continue to lead to concerns over capital markets access. In addition, there are ongoing risks around the world related to interest rate fluctuations, slowing global growth, commodity prices and the devaluation of certain currencies. These events and continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and are also dependent upon customer behavior. Our revenues may decline in such circumstances and our profit margins may erode. In addition, upon prolonged market events, such as the global credit crisis, we could incur significant investment-related losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. 31

If our investment strategy is unsuccessful, we could suffer losses. The success of our investment strategy is crucial to the success of our business. We structure our investments to match our anticipated liabilities under reinsurance treaties to the extent we believe necessary. If our calculations with respect to these reinsurance liabilities are incorrect, or if we improperly structure our investments to match such liabilities, we could be forced to liquidate investments prior to maturity at a significant loss. Our investment guidelines limit non-investment grade fixed maturity securities in our investment portfolio. While any investment carries some risk, the risks associated with lower-rated securities are greater than the risks associated with investment grade securities. The risk of loss of principal or interest through default is greater because lower-rated securities are usually unsecured and are often subordinated to an issuer’s other obligations. Additionally, the issuers of these securities frequently have relatively high debt levels and are thus more sensitive to difficult economic conditions, specific corporate developments and rising interest rates, which could impair an issuer’s capacity or willingness to meet its financial commitment on such lower-rated securities. As a result, the market price of these securities may be quite volatile, and the risk of loss is greater. The success of any investment activity is affected by general economic conditions, including the level and volatility of interest rates and the extent and timing of investor participation in such markets, which may adversely affect the markets for interest rate sensitive securities, mortgages and equity securities. Unexpected volatility or illiquidity in the markets in which we directly or indirectly hold positions could adversely affect us. Interest rate fluctuations could negatively affect the income we derive from the difference between the interest rates we earn on our investments and interest we pay under our reinsurance contracts. Significant changes in interest rates expose reinsurance companies to the risk of reduced investment income or actual losses based on the difference between the interest rates earned on investments and the credited interest rates paid on outstanding reinsurance contracts. Both rising and declining interest rates can negatively affect the income we derive from these interest rate spreads. During periods of rising interest rates, we may be contractually obligated to reimburse our clients for the greater amounts they credit on certain interest-sensitive products. However, we may not have the ability to immediately acquire investments with interest rates sufficient to offset the increased crediting rates on our reinsurance contracts. During periods of falling interest rates, our investment earnings will be lower because new investments in fixed maturity securities will likely bear lower interest rates. We may not be able to fully offset the decline in investment earnings with lower crediting rates on underlying annuity products related to certain of our reinsurance contracts. Our asset/liability management programs and procedures may not reduce the volatility of our income when interest rates are rising or falling, and thus we cannot assure you that changes in interest rates will not affect our interest rate spreads. Changes in interest rates may also affect our business in other ways. Higher interest rates may result in increased surrenders on interest-based products of our clients, which may affect our fees and earnings on those products. Lower interest rates may result in lower sales of certain insurance and investment products of our clients, which would reduce the demand for our reinsurance of these products. If interest rates remain low for an extended period, it may adversely affect our cash flows, financial condition and results of operations. The liquidity and value of some of our investments may become significantly diminished. There may be illiquid markets for certain investments we hold in our investment portfolio. These include privately- placed fixed maturity securities, options and other derivative instruments, mortgage loans, policy loans, limited partnership interests, and real estate equity, such as real estate joint ventures and funds. Additionally, markets for certain of our investments that are currently liquid may experience reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments into illiquid markets, prices may be lower than our carrying value in such investments. This could result in realized losses which could have a material adverse effect on our results of operations and financial condition, as well as our financial ratios, which could affect compliance with our credit instruments and rating agency capital adequacy measures. We could be forced to sell investments at a loss to cover policyholder withdrawals, recaptures of reinsurance treaties or other events. Some of the products offered by our insurance company customers allow policyholders and contract holders to withdraw their funds under defined circumstances. Our reinsurance subsidiaries manage their liabilities and configure their investment portfolios to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities under reinsurance treaties with these customers. While our reinsurance subsidiaries own a significant amount of liquid assets, a portion of their assets are relatively illiquid. Unanticipated withdrawal or surrender activity could, under some circumstances, require our reinsurance subsidiaries to dispose of assets on unfavorable terms, which could have an adverse effect on us. Reinsurance agreements may provide for recapture rights on the part of our insurance company customers. 32

Recapture rights permit these customers to reassume all or a portion of the risk formerly ceded to us after an agreed-upon time, usually ten years, subject to various conditions. Recapture of business previously ceded does not affect premiums ceded prior to the recapture but may result in immediate payments to our insurance company customers and a charge to income for costs that we deferred when we acquired the business but are unable to recover upon recapture. Under some circumstances, payments to our insurance company customers could require our reinsurance subsidiaries to dispose of assets on unfavorable terms. Defaults, downgrades or other events impairing the value of our fixed maturity securities portfolio may reduce our earnings. We are subject to the risk that the issuers, or guarantors, of fixed maturity securities we own may default on principal and interest payments they owe us. Fixed maturity securities represent a substantial portion of our total cash and invested assets. The occurrence of a major or prolonged economic downturn, acts of corporate malfeasance, widening risk spreads, or other events that adversely affect the issuers or guarantors of these securities could cause the value of our fixed maturity securities portfolio and our net income to decline and the default rate of the fixed maturity securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of particular securities, or similar trends that could worsen the credit quality of issuers, such as the corporate issuers of securities in our investment portfolio, could also have a similar effect. With economic uncertainty, credit quality of issuers or guarantors could be adversely affected. Any event reducing the value of these securities could have a material adverse effect on our business, financial condition or results of operations. With respect to unrealized losses, we establish deferred tax assets for the tax benefit we may receive in the event that losses are realized. The realization of significant realized losses could result in an inability to recover the tax benefits and may result in the establishment of valuation allowances against our deferred tax assets. Realized losses or impairments may have a material adverse impact on our results of operations and financial condition. The defaults or deteriorating credit of other financial institutions could adversely affect us. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, insurance companies, commercial banks, investment banks, investment funds and other institutions. Many of these transactions expose us to credit risk upon default of our counterparty. In addition, with respect to secured and other transactions that provide for us to hold collateral posted by the counterparty, our credit risk may be exacerbated when the collateral we hold cannot be liquidated at prices sufficient to recover the full amount of our exposure. We also have exposure to these financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. There can be no assurance that losses or impairments to the carrying value of these assets would not materially and adversely affect our business, financial condition or results of operations. Defaults on our mortgage loans or the mortgage loans underlying our investments in mortgage-backed securities and volatility in performance of our investments in real-estate related assets may adversely affect our profitability. A portion of our investment portfolio consists of assets linked to real estate, including mortgage loans on commercial properties, lifetime mortgages, investments in commercial mortgage-backed securities (“CMBS”), and residential mortgage- backed securities (“RMBS”). Delinquency and defaults by third parties in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. Mortgage loans are stated on our balance sheet at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances established as of the balance sheet date. Such valuation allowances are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate, the value of the loan’s collateral if the loan is in the process of foreclosure or is otherwise collateral-dependent, or the loan’s market value if the loan is being sold. CMBS and RMBS are stated on our balance sheet at fair value. The performance of our mortgage loan investments and our investments in CMBS and RMBS, however, may fluctuate in the future. An increase in the default rate of our mortgage loan investments or the mortgage loans underlying our investments in CMBS and RMBS could have a material adverse effect on our financial condition or results of operations. Further, any geographic or sector concentration of our mortgage loans or the mortgage loans underlying our investments in CMBS and RMBS may have adverse effects on our investment portfolios and consequently on our consolidated results of operations or financial condition. Events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on our investment portfolios to the extent that the portfolios are concentrated. Moreover, our ability to sell assets relating to such particular groups of related assets may be limited if other market participants are seeking to sell at the same time. 33

Our valuation of fixed maturity and equity securities and derivatives include methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may have a material adverse effect on our financial condition or results of operations. Fixed maturity, equity securities and short-term investments, which are primarily reported at fair value on the consolidated balance sheets, represent the majority of our total cash and invested assets. As described in Item 8. “Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 13 Fair Value of Assets and Liabilities,” we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities if trading becomes less frequent or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the financial environment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation resulting in values that may be different than the value at which the investments may be ultimately sold. Further, rapidly changing or disruptive credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our financial condition or results of operations. The reported value of our investments, including our relatively illiquid asset classes and, at times, our high-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in disruptive or volatile market conditions, there can be no assurance that we will be able to sell them for the prices at which we have recorded them, and we may be forced to sell them at significantly lower prices. The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially affect our financial condition or results of operations. The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. For example, the cost of our fixed maturity securities is adjusted for impairments in value deemed to be impaired in the period in which the determination is made. The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. There can be no assurance that our management has accurately assessed the level of impairments taken, or allowances reflected in our financial statements and their potential impact on regulatory capital. Furthermore, additional impairments or additional allowances may be needed in the future. Our investments are reflected within the consolidated financial statements utilizing different accounting bases and accordingly we may not have recognized differences, which may be significant, between cost and fair value in our consolidated financial statements. Certain of our principal investments are in fixed maturity securities, short-term investments, mortgage loans, policy loans, funds withheld at interest and other invested assets. The carrying value of such investments is described in “Investments” in Note 2 – “Significant Accounting Polices and Pronouncements” in the Notes to Consolidated Financial Statements. Investments not carried at fair value in our consolidated financial statements – principally, mortgage loans, policy loans, real estate joint ventures and other limited partnerships – may have fair values that are substantially higher or lower than the carrying value reflected in our consolidated financial statements. Each of such asset classes is regularly evaluated for impairment under the accounting guidance appropriate to the respective asset class. Risks Related to Ownership of Our Common Stock We may not pay dividends on our common stock. Our shareholders may not receive dividends. All future payments of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, insurance regulatory conditions, operating conditions and such other factors as our board of directors may deem relevant. The amount of dividends that we can pay will depend in part on the operations of our reinsurance subsidiaries. Under certain circumstances, we may be contractually prohibited from paying dividends on our common stock due to restrictions associated with certain of our debt securities. 34

Certain provisions in our articles of incorporation and bylaws, in Missouri law and in applicable insurance laws, may delay or prevent a change in control, which could adversely affect the price of our common stock. Certain provisions in our articles of incorporation and bylaws, as well as Missouri corporate law and state insurance laws, may delay or prevent a change of control of RGA, which could adversely affect the price of our common stock. Our articles of incorporation and bylaws contain some provisions that may make the acquisition of control of RGA without the approval of our board of directors more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our shareholders. In addition, Missouri law also imposes some restrictions on mergers and other business combinations between RGA and holders of 20% or more of our outstanding common stock. These provisions may have unintended anti-takeover effects, including to delay or prevent a change in control of RGA, which could adversely affect the price of our common stock. Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commission of the state where the domestic insurer is domiciled. Under U.S. state insurance laws and regulations, any person acquiring 10% or more of the outstanding voting securities of a corporation, such as our common stock, is presumed to have acquired control of that corporation and its subsidiaries. Similar laws in other countries where we operate limit our ability to effect changes of control for subsidiaries organized in such jurisdictions without the approval of local insurance regulatory officials. Prior to granting approval of an application to directly or indirectly acquire control of a domestic or foreign insurer, an insurance regulator in any jurisdiction may consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Issuing additional shares may dilute the value or affect the price of our common stock. Our board of directors has the authority, without action or vote of the shareholders, to issue any or all authorized but unissued shares of our common stock, including securities convertible into, or exchangeable for, our common stock and authorized but unissued shares under our equity compensation plans. In the future, we may issue such additional securities, through public or private offerings, in order to raise additional capital. Any such issuance will dilute the percentage ownership of shareholders and may dilute the per share projected earnings or book value of our common stock. In addition, option holders may exercise their options at any time when we would otherwise be able to obtain additional equity capital on more favorable terms. The occurrence of various events may adversely affect the ability of RGA and its subsidiaries to fully utilize any net operating losses (“NOLs”) and other tax attributes. RGA and its subsidiaries may, from time to time, have a substantial amount of NOLs and other tax attributes, for U.S. federal income tax purposes, to offset taxable income and gains. If a corporation experiences an ownership change, it is generally subject to an annual limitation, which limits its ability to use its NOLs and other tax attributes. Events outside of our control may cause RGA (and, consequently, its subsidiaries) to experience an “ownership change” under Sections 382 and 383 of the Internal Revenue Code and the related Treasury regulations and limit the ability of RGA and its subsidiaries to utilize fully such NOLs and other tax attributes. If we were to experience an ownership change, we could potentially have higher U.S. federal income tax liabilities than we would otherwise have had, which would negatively impact our financial condition and results of operations. Item 1B. UNRESOLVED STAFF COMMENTS The Company has no unresolved staff comments from the Securities and Exchange Commission. Item 1C. CYBERSECURITY The Company is susceptible to a variety of risks as an inherent part of serving our clients’ needs, including risks related to cybersecurity, data privacy and technology. The Company maintains a cybersecurity program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. The program, which balances serving the interest of our clients, their policyholders and customers, regulatory bodies, our investors, our employees and other relevant constituencies, is integrated within the Company’s Enterprise Risk Management (“ERM”) program. The underlying controls of the cybersecurity program are based on recognized practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework and the International Organization Standardization (“ISO”) 27001 Information Security Management System Requirements. RGA periodically engages a third party to perform an assessment of the Company’s cybersecurity risk management program against the NIST framework. RGA utilizes third-party partners, including leading national and international companies specializing in cybersecurity and software development, to supplement its security operations team to provide monitoring of its global cybersecurity environment and to coordinate the investigation and remediation of alerts. The Company also engages third party partners to 35 assist in evaluating and testing the Company’s cybersecurity infrastructure. These partners are subject to the Company’s third party due diligence process that includes security and privacy assessments, legal reviews, and ongoing assessments and performance reviews to ensure compliance with the Company’s policies and standards. Both the board of directors and management have an active and ongoing role overseeing, assessing, identifying and managing material risks from cybersecurity threats. The board of directors (the “Board”), directly and through its Risk Committee and Cybersecurity and Technology Committee (the “Cybersecurity Committee”), oversees the Company’s risk management strategy and cybersecurity, data privacy, and technology risks and provides oversight of ongoing investments in cybersecurity and technology. The Company’s Chief Risk Officer (“CRO”) provides regular reports to the Risk Committee regarding the Company’s general risks, including risks relating to cybersecurity threats, and responses thereto. The Cybersecurity Committee oversees the Company’s cybersecurity, customer privacy, and technology risks and monitors the Company’s strategy and progress to achieve its planned cybersecurity objectives. The CRO and Global Chief Information Security and Privacy officer (“CISO”) provide quarterly updates to the Cybersecurity Committee regarding cybersecurity, data privacy, and information technology strategy and programs. In addition, both the Risk Committee and Cybersecurity Committee meet as needed outside of the normal quarterly reporting cycle to discuss particular cybersecurity issues as required. The Company’s risk management process and strategy, including cybersecurity risks, is the responsibility of the CRO and is supported by the Company’s Risk Management Steering Committee (“RMSC”), which includes senior management executives, including the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), and the Chief Investment Officer, among others. The RMSC provides oversight and advises the CRO on the Company’s enterprise risk management framework and strategic risk exposures including cybersecurity risks. The Company’s CISO and CRO provide updates through quarterly meetings with the RMSC. The CRO, Chief Information Officer (“CIO”) and CISO each have over 15 years experience in managing cybersecurity, information technology and other risk management processes. The following is a summary of the CRO, CIO, and CISO’s experience: • The CRO, a member of RGA’s Executive Committee, has held various positions in the Company and is responsible for oversight of operational risks, which includes cybersecurity. The CRO has more than 30 years of experience and has held various positions including serving as the Company’s Global Chief Risk Officer. In addition to overseeing the overall risk governance structure of RGA’s Enterprise Risk Management program, the CRO has extensive experience leading a number of cybersecurity programs at the Company such as enhancing the Company’s cybersecurity systems to ensure compliance with Privacy and Security Regulations. • The CIO, a member of RGA’s Executive Committee, leads the strategic direction of the Company’s information technology resources and management of RGA’s global information technology operations. The CIO has held various positions of responsibility at other companies for all aspects of technology and he has deep knowledge in organizational change, digital transformation, core platform and data analytics modernization. • The CISO, who is responsible for implementing the Company’s cybersecurity risk management strategy, oversees the Company’s global security and privacy teams ensuring broad awareness of emerging risks and cybersecurity threats. The CISO has significant cybersecurity experience including executive management responsibility in cybersecurity, data privacy, operational risk management, and information technology, including regulatory compliance and risk quantification. A cross functional team, including Finance, Legal, Risk and the Information Technology departments, in conjunction with others as needed, are involved in the materiality assessment of cybersecurity threats and incidents. The factors considered in the assessment of materiality include, but are not limited to, the probability of an adverse outcome, actual and expected direct and indirect costs stemming from the incident, the possibility of litigation or regulatory investigations, and the nature and extent of harm to policyholders, cedents, vendor relationships, and the Company’s reputation and competitiveness. Conclusions are reviewed and approved by the Company’s CEO, CFO and CRO. We have experienced, and may in the future experience, whether directly or through third parties, cybersecurity incidents. While prior incidents, including those previously disclosed and not disclosed, have not materially affected our results of operations or financial condition, we cannot assure that they will not be materially affected in the future by such incidents. Additionally, although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our, results of operations or financial condition. For more information on our cybersecurity related risks, see Item 1A – “Risk Factors.” 36

Item 2. PROPERTIES The Company’s corporate headquarters is located at an owned site in Chesterfield, Missouri. In addition, the Company leases office space in 47 locations throughout the world. Most of the Company’s leases have terms of three to five years; while some leases have longer terms, none exceed 15 years. The Company believes that its existing facilities, including both owned and leased, are in good operating condition and suitable for the conduct of its business. Item 3. LEGAL PROCEEDINGS The Company is subject to litigation in the normal course of its business. The Company currently has no material litigation. A legal reserve is established when the Company is notified of an arbitration demand or litigation or is notified that an arbitration demand or litigation is imminent, it is probable that the Company will incur a loss as a result and the amount of the probable loss is reasonably capable of being estimated. Item 4. MINE SAFETY DISCLOSURES Not applicable. 37 including ongoing uncertainties regarding the amount of U.S. sovereign debt and the credit ratings thereof, (17) the Company’s dependence on third parties, including those insurance companies and reinsurers to which the Company cedes some reinsurance, third-party investment managers and others, (18) financial performance of the Company’s clients, (19) the threat of natural disasters, catastrophes, terrorist attacks, pandemics, epidemics or other major public health issues anywhere in the world where the Company or its clients do business, (20) competitive factors and competitors’ responses to the Company’s initiatives, (21) development and introduction of new products and distribution opportunities, (22) execution of the Company’s entry into new markets, (23) integration of acquired blocks of business and entities, (24) interruption or failure of the Company’s telecommunication, information technology or other operational systems, or the Company’s failure to maintain adequate security to protect the confidentiality or privacy of personal or sensitive data and intellectual property stored on such systems, (25) adverse developments with respect to litigation, arbitration or regulatory investigations or actions (26) the adequacy of reserves, resources and accurate information relating to settlements, awards and terminated and discontinued lines of business, (27) changes in laws, regulations, and accounting standards applicable to the Company or its business, including Long Duration Targeted Improvement accounting changes and (28) other risks and uncertainties described in this document and in the Company’s other filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements should be evaluated together with the many risks and uncertainties that affect the Company’s business, including those mentioned in this document and described in the periodic reports the Company files with the SEC. These forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update these forward-looking statements, even though the Company’s situation may change in the future, except as required under applicable securities law. For a discussion of these risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, you are advised to see Item 1A – “Risk Factors” in this Annual Report on Form 10-K, as may be supplemented by Item 1A – “Risk Factors” in the Company’s subsequent Quarterly Reports on Form 10-Q and in our other periodic and current reports filed with the SEC. Overview The Company is among the leading global providers of life reinsurance and financial solutions, with $3.7 trillion of life reinsurance in force and assets of $97.6 billion as of December 31, 2023. Traditional reinsurance includes individual and group life and health, disability, and critical illness reinsurance. Financial solutions includes longevity reinsurance, asset- intensive reinsurance, capital solutions, including financial reinsurance and stable value products. The Company derives revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties, fee income from financial solutions business and income earned on invested assets. The Company’s underwriting expertise and industry knowledge allowed it to expand into international markets around the world including locations in Canada, the Asia Pacific region, Europe, the Middle East, Africa and Latin America. Based on the compilation of information from competitors’ annual reports, the Company believes it is the largest global life and health reinsurer in the world based on 2022 life and health reinsurance revenues. The Company has also developed its capacity and expertise in the reinsurance of longevity risks, asset-intensive products (primarily annuities and corporate-owned life insurance) and financial reinsurance. The Company’s traditional life reinsurance business involves reinsuring life insurance policies that are often in force for the remaining lifetime of the underlying individuals insured, with premiums earned typically over a period of 10 to 30 years or longer. To a lesser extent, the Company also reinsures certain health business typically reinsured for a shorter duration. Each year, however, a portion of the business under existing treaties terminates due to, among other things, lapses or voluntary surrenders of underlying policies, deaths of the insured, and the exercise of recapture options by ceding companies. The Company’s financial solutions business, including significant asset-intensive and longevity risk transactions, allow its clients to take advantage of growth opportunities and manage their capital, longevity and investment risk. The Company’s long-term profitability largely depends on the volume and amount of death- and health-related claims incurred and the ability to adequately price the risks it assumes. While death claims are reasonably predictable over a period of many years, claims are less predictable over shorter periods and are subject to significant fluctuation from quarter to quarter and year to year. For longevity business, the Company’s profitability depends on the lifespan of the underlying contract holders and the investment performance for certain contracts. Additionally, the Company generates profits on investment spreads associated with the reinsurance of investment type contracts and generates fees from financial reinsurance transactions, which are typically shorter duration than its traditional life reinsurance business. The Company believes its sources of liquidity are sufficient to cover potential claims payments on both a short-term and long-term basis. 41

Economic, Regulatory and Accounting Changes. Regulatory, accounting, and economic changes across the globe are creating opportunities for reinsurance and innovative capital solutions to: • manage risk-based capital by shifting mortality and other risks to reinsurers, thereby reducing amounts of reserves and capital the life and health insurance companies need to maintain; • release capital to pursue new business initiatives; • unlock the capital supporting, and value embedded in, non-core product lines; and • exit certain lines of business. Consolidation and Reorganization within the Life Reinsurance and Life Insurance Industry. There are fewer competitors in the traditional life reinsurance industry as a result of consolidations in the industry. As a consequence, the Company believes this will result in business opportunities for the remaining life reinsurers, particularly those with a significant market presence and strong ratings. However, competition from new entrants for large in-force blocks, particularly for asset- intensive blocks, has increased in recent years. Additionally, merger and acquisition and other restructuring transactions within the life insurance industry will likely continue to occur, which the Company believes will increase the demand for reinsurance products to facilitate these transactions and manage risk. The Company’s strategy is to continue to capitalize on industry trends by ensuring it is well positioned to meet its clients’ needs through the following initiatives: Leading with Expertise and Innovation • Combine product development, innovation, and new reinsurance structures to open or expand markets and relationships with clients. • Leverage underwriting, data, analytics, and digital expertise to grow markets. • Deliver unique insights to gain competitive advantage and leverage thought leadership to drive growth. Succeeding Together • Broaden and deepen global, regional, and local client relationships to be the preferred reinsurance partner. • Foster third-party partnerships to accelerate innovation, capabilities, and access to efficient capital. • Strengthen leadership in industry organizations to actively promote and advance industry purpose. Prioritizing Agility, Impact and Scale • Prioritize high-growth, capability-driven opportunities that best fit risk appetites. • Prioritize opportunities that recognize competitive differentiators and value proposition. • Capitalize on operating model to increase local markets responsiveness and agility. Building for Future Generations • Pursue a balanced approach to in-force management, portfolio optimization, and new business generation. • Foster an engaging and inclusive culture to attract and retain diverse, world-class talent. • Behave as a responsible global citizen by taking action to address social and environmental issues. Critical Accounting Estimates The Company’s accounting policies are described in Note 2 – “Significant Accounting Policies and Pronouncements” in the Notes to Consolidated Financial Statements. The Company believes its most critical accounting estimates include the establishment of premiums receivable; the establishment of liabilities for future policy benefits and incurred but not reported claims; the valuation of investments and investment allowance for credit losses and impairments; the valuation of market risk benefits and embedded derivatives; and accounting for income taxes. The balances of these accounts require extensive use of assumptions and estimates, particularly related to the future performance of the underlying business. Computations of prospective effects of hypothetical changes in assumptions and estimates discussed below are based on numerous assumptions and should not be relied on as indicative of future results. Further, the computations do not contemplate any actions management could undertake in response to changes in interest rates, actuarial assumptions, or other factors. Additionally, the illustrations of the potential financial statement impact of changes in the assumptions used to measure the Company’s insurance liabilities reflects a parallel change in the assumptions across the Company; however, assumption changes may be non-parallel in practice and are only applicable to specific blocks of business. Certain shortcomings are 44 inherent in the method of analysis presented of the estimated changes in the Company’s liability for future policy benefits and the fair value of fixed maturity securities, which constitute forward-looking statements. Actual values may differ materially from those projections presented due to a number of factors, including, without limitation, actual assumptions used to measure the liability for future benefits and market conditions varying from assumptions used in the calculations as well as the sensitivity of blocks of business to individual assumptions. See Note 2 – “Significant Accounting Policies and Pronouncements,” Note 5 – “Future Policy Benefits” and Note 13 – “Fair Value of Assets and Liabilities” in the Notes to Consolidated Financial Statements for additional information regarding the valuation of the Company’s reserves and investments, respectively. Differences in experience compared with the assumptions and estimates utilized in establishing premiums receivable, in estimating the reserves for future policy benefits and claim liabilities, or in the determination of fair value and related impairments to investments can have a material effect on the Company’s results of operations and financial condition. Premiums Receivable Premiums are accrued when due and in accordance with information received from the ceding company. When the Company enters into a new reinsurance agreement, it records accruals based on the terms of the reinsurance treaty. Similarly, when a ceding company fails to report information on a timely basis, the Company records accruals based on the terms of the reinsurance treaty as well as historical experience. Other management estimates include adjustments for increased insurance in force on existing treaties, lapsed premiums given historical experience, the financial health of specific ceding companies, collateral value and the legal right of offset on related amounts (i.e., allowances and claims) owed to the ceding company. Under the legal right of offset provisions in its reinsurance treaties, the Company can withhold payments for allowances and claims from unpaid premiums. Liabilities for Future Policy Benefits and Incurred but not Reported Claims The liability for future policy benefits is estimated using the Company’s mortality, morbidity, and persistency assumptions that reflect the Company’s historical experience, industry data, cedant specific experience, and discount rates based on the current yields of upper-medium grade fixed income instruments (A rated credit). These assumptions vary with the characteristics of the reinsurance contract, the year the risk was assumed, age of the insured and other appropriate factors. The liability for annuities in the payout phase is calculated using expected mortality, discount rates and other assumptions. These assumptions vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. The mortality assumptions are based on the Company’s experience as well as industry experience and standards. For the purpose of calculating the liability for future policy benefits, the Company’s reinsurance contracts for its Traditional business are grouped into annual cohorts based on the effective date of the reinsurance contract. The annual groupings are further disaggregated based on: • How the reinsurance contracts are priced and managed; • Geographical locations; • Underlying currency of the contract; • Ceding company and other factors. Given the unique risks and highly customized nature the Company’s financial reinsurance business, insurance and reinsurance contracts for the Financial Solutions business are not aggregated with other contracts for the purpose of calculating the liability for future policy benefits. With the exception of claim expense assumptions, the Company reviews actual and anticipated experience compared to the assumptions used to establish policy benefits on a quarterly basis and will update those assumptions if evidence suggests the assumptions should be revised. During the third quarter of 2023, the Company completed its annual assumption review resulting in a decrease in its total liability for future polity benefits. The decrease was primarily the result of updated mortality assumptions, which had a favorable impact on the liability for future policy benefits for the Company’s Financial Solutions business and an unfavorable impact on the Company’s Traditional business. Updates may occur in other quarters if information becomes available during the quarter that indicates an assumption update is necessary. The Company has elected to lock-in claims expense assumptions at contract inception and those assumptions are not subsequently reviewed or updated. The discount rates used to estimate the liability are based on upper-medium grade fixed-income instruments (A rated credit) with similar tenor to the expected liability cash flows. The discount rate assumption is updated quarterly and used to remeasure the liability at the reporting date, with the resulting change reflected in other comprehensive income (loss). For unobservable discount rates, the Company uses estimates consistent with fair value guidance, maximizing the use of relevant, observable market prices and minimizing the use of unobservable inputs. 45 establish a valuation allowance if management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. The Company has deferred tax assets including those related to foreign tax credits, net operating and capital losses. The Company has projected its ability to utilize its deferred tax assets and established a valuation allowance on the portion of the deferred tax assets the Company believes more likely than not will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such a determination, consideration is given to, among other things, the following: (i) taxable income in prior carryback years; (ii) future reversals of existing taxable temporary differences; (iii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iv) tax planning strategies. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur. The Company’s policy is to account for global intangible low-taxed income (“GILTI”) as a period cost. The Company reports uncertain tax positions in accordance with generally accepted accounting principles. In order to recognize the benefit of an uncertain tax position, the position must meet the more likely than not criteria of being sustained. Unrecognized tax benefits due to tax uncertainties that do not meet the more likely than not criteria are included within liabilities and are charged to earnings in the period that such determination is made. The Company classifies interest related to tax uncertainties as interest expense whereas penalties related to tax uncertainties are classified as a component of income tax. See Note 14 – “Income Tax” in the Notes to Consolidated Financial Statements for further discussion. 48

Net investment income and investment related gains and losses The increase in net investment income is primarily attributable to an increase in the average invested asset base and higher risk-free rates earned on new investments, partially offset by a decrease in variable investment income associated with joint venture and limited partnership investments: • The average invested assets at amortized cost, excluding spread related business, totaled $35.9 billion and $34.4 billion in 2023 and 2022, respectively. • The average yield earned on investments, excluding spread related business, was 4.68% and 4.69% in 2023 and 2022, respectively. Investment yield remained relatively consistent the prior year, primarily due to decreased variable income from limited partnerships and real estate joint ventures, offset by the increase in risk-free interest rates. The average yield will vary from year to year depending on several variables, including the prevailing risk-fee interest rate and credit spread environment, prepayment fees and make-whole premiums, changes in the mix of the underlying investments and cash and cash equivalents balances. Variable investment income from joint ventures and limited partnerships will also vary from year to year and is highly dependent on the timing of dividends and distributions on certain investments. Investment income is allocated to the operating segments based upon average assets and related capital levels deemed appropriate to support segment operations. The decrease in investment related gains (losses), net is attributable to the following: • Changes in the fair value of free standing derivatives decreased investment related gains (losses), net by $129 million in 2023, compared to $166 million in 2022. • Changes in the fair value of embedded derivatives associated with modco/funds withheld treaties, decreased investment related gains (losses) by $163 million in 2023, compared to $173 million in 2022. • The Company incurred $61 million and $39 million of impairments and change in allowance for credit loss during the years ended December 31, 2023 and 2022, respectively. • See the Investment section within Management Discussion and Analysis, Note 11 – “Investments” and Note 12 – “Derivative Instruments” in the Notes to Consolidated Financial Statements for additional information on the changes in allowance for credit losses, impairment losses and derivatives. The effective tax rate on a consolidated basis was 21.8% and 27.3% for 2023 and 2022, respectively. The effective tax rate for 2023 was greater than the U.S. Statutory rate of 21.0% primarily due to income earned in jurisdictions with tax rates higher than the U.S. and changes to the valuation allowance which were partially offset with benefits from foreign tax credits and return to provision adjustments. The Company continues to record a valuation allowance on certain deferred taxes related to unrealized losses on the Company’s fixed maturity portfolio and considered the need for a valuation allowance on the remaining deferred tax asset associated with the fixed maturity securities. However, based on the ability to carryback and carryforward tax capital losses and the Company’s ability and intention to hold available for sale fixed maturity securities showing an unrealized loss until recovery, as described in Note 11 – “Investments” the Company determined it is more likely than not to realize the remaining deferred tax asset. See Note 14 – “Income Tax” in the Notes to Consolidated Financial Statements for additional information. Year ended December 31, 2022, compared to year ended December 31, 2021 The decrease in income in 2022 compared to 2021 was primarily the result of the following: • Changes in the fair value of derivative instruments, excluding embedded derivatives, included in investment related gains (losses), net. For the year ended December 31, 2022, the fair value of these instruments decreased by $301 million, compared to an increase of $90 million in 2022. • $204 million, pre-tax, of net realized losses, included in investment related gains (losses), net associated with portfolio repositioning and higher interest rates compared to $234 million of net realized gains recognized in the prior year. • The investment related losses were offset by a decrease in mortality claims as a result of lower COVID-19 claims and favorable non-COVID-19 experience in 2022. 50

The change in fair value of the embedded derivatives related to modco/funds withheld treaties decreased income before income taxes by $167 million in 2023, which was primarily driven by the impact of lower risk-free interest rates on funds withheld liability balances. The decrease in fair value in 2022 was primarily driven by the impact of higher risk-free interest rates and widening credit spreads on funds withheld receivable balances. Market Risk Benefits – Represents the impact related to market risk benefits, which consist of guaranteed minimum benefits associated with the Company’s reinsurance of certain annuity products including the associated free standing derivatives (interest rate swaps, financial futures and equity options), purchased by the Company to economically hedge the market risk benefit. The change in fair value of the market risk benefits, net of the changes in the associated free standing derivatives, decreased income before income taxes by $40 million in 2023. The decrease in income for 2023 was primarily due to increasing interest rates. The decrease in income for 2022 was attributable to a change in the benchmark rate to the secured overnight financing rate and increasing interest rates. Equity-Indexed Annuities – Represents changes in the liability for equity-indexed annuities in excess of changes in account value. The change in fair value of embedded derivative liabilities associated with equity-indexed annuities increased income before income taxes by $6 million in 2023 and $53 million in 2022, primarily due to an increase in interest rates which had the impact of lowering the fair value of the liability. Discussion and analysis before certain derivatives and market risk benefits The changes in derivatives and market risk benefits discussed above are considered unrealized by management and do not affect current cash flows, crediting rates or spread performance on the underlying treaties. Fluctuations occur period to period primarily due to changing investment conditions including, but not limited to, interest rate movements (including benchmark rates and credit spreads), implied volatility and equity market performance, all of which are factors in the calculations of fair value. Therefore, management believes it is helpful to distinguish between the effects of changes in these derivatives and market risk benefits as the primary factors that drive profitability of the underlying treaties are investment income, fee income (included in other revenues) and interest credited. • Income before income taxes and certain derivatives and market risk benefits increased by $49 million in 2023, primarily due to higher investment income and higher investment related gains (losses), net in coinsurance and funds withheld portfolios due to increases in interest rates. • Revenue before certain derivatives and market risk benefits increased by $1,568 million in 2023, primarily due to PRT single premiums and higher investment income due to an increase in interest rates. PRT premiums are offset by a corresponding increase in future policy benefits. • Benefits and expenses before certain derivatives and market risk benefits increased by $1,519 million in 2023, primarily due to the establishment of liabilities for future policy benefits associated with PRT transactions, which was offset by a corresponding increase in premiums, for a net loss impact of $42 million related to the 2023 PRT transaction. Year ended December 31, 2022, compared to year ended December 31, 2021 The decrease in income before income taxes in 2022 for the U.S. and Latin America Financial Solutions segment was primarily due to lower investment related gains (losses), net primarily due to a decrease in the fair value of embedded derivatives related to modco/funds withheld treaties and higher net investment related losses in coinsurance portfolios, partially offset by a recapture fee earned on a termination transaction on Capital Solutions business in 2022. 56

Liquidity and Capital Resources Overview The Company believes that cash flows from the source of funds available to it will provide sufficient cash flows for the next twelve months to satisfy the current liquidity requirements of the Company under various scenarios that include the potential risk of early recapture of reinsurance treaties, market events and higher than expected claims. The Company performs periodic liquidity stress testing to ensure its asset portfolio includes sufficient high quality liquid assets that could be utilized to bolster its liquidity position under stress scenarios. These assets could be utilized as collateral for secured borrowing transactions with various third parties or by selling the securities in the open market if needed. The Company’s liquidity requirements have been and will continue to be funded through net cash flows from operations. However, in the event of significant unanticipated cash requirements beyond normal liquidity needs, the Company has multiple liquidity alternatives available based on market conditions and the amount and timing of the liquidity need. These alternatives include the sale of invested assets subject to market conditions, borrowings under committed credit facilities, secured borrowings, and if necessary, issuing long-term debt, preferred securities or common equity. Current Market Environment The Company’s average investment yield, excluding spread related business, for 2023 was 4.68%, 1 basis point below the same period in 2022 due to a decrease in variable investment income. The average yield will vary from year to year depending on several variables, including the prevailing risk-fee interest rate and credit spread environment, prepayment fees and make-whole premiums, changes in the mix of the underlying investments and cash and cash equivalents balances. Variable investment income from joint ventures and limited partnerships will also vary from year to year and is highly dependent on the timing of dividends and distributions on certain investments. Gross unrealized gains on fixed maturity securities available-for- sale increased from $0.6 billion at December 31, 2022, to $1.1 billion at December 31. 2023. Additionally, gross unrealized losses decreased from $7.3 billion at December 31, 2022, to $5.6 billion at December 31, 2023. The Company continues to be in a position to hold any investment security showing an unrealized loss until recovery, provided it remains comfortable with the credit of the issuer. The Company does not rely on short-term funding or commercial paper and to date it has experienced no liquidity pressure, nor does it anticipate such pressure in the foreseeable future. The Company projects its reserves to be sufficient and it would not expect to be required to take any actions to augment capital, even if interest rates remain at current levels for the next five years, assuming all other factors remain constant. To mitigate disintermediation risk, the Company purchased swaptions to protect it against a material increase in interest rates. While the Company has felt the pressures of sustained low interest rates, followed by the recent significant increase in risk-free rates, and volatile equity markets, its business and results of operations are not overly sensitive to these risks. Mortality and morbidity risks continue to be the most significant risk for the Company. Although management believes the Company’s current capital base is adequate to support its business at current operating levels, it continues to monitor new business opportunities and any associated new capital needs that could arise from the changing financial landscape. The Holding Company RGA is an insurance holding company whose primary uses of liquidity include, but are not limited to, the immediate capital needs of its operating companies, dividends paid to its shareholders, repurchase of common stock and interest payments on its indebtedness. The primary sources of RGA’s liquidity include proceeds from its capital-raising efforts, interest income on undeployed corporate investments, interest income received on surplus notes with RGA Reinsurance, RGA Life and Annuity and Rockwood Re and dividends from operating subsidiaries. As the Company continues its growth efforts, RGA will continue to be dependent upon these sources of liquidity. See “Part IV – Item 15(a)(2) Financial Statement Schedules – Schedule II – Condensed Financial Information of Registrant” for more information regarding RGA’s financial information. RGA, through wholly-owned subsidiaries, has committed to provide statutory reserve support to third parties, in exchange for a fee, by funding loans if certain defined events occur. Such statutory reserves are required under the U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX for term life insurance policies and Regulation A-XXX for universal life secondary guarantees). The third parties have recourse to RGA should the subsidiary fail to provide the required funding, however, as of December 31, 2023, the Company does not believe that it will be required to provide any funding under these commitments as the occurrence of the defined events is considered remote. See Note 17 – “Commitments, Contingencies and Guarantees” in the Notes to Consolidated Financial Statements for a table that presents these commitments by period and maximum obligation. RGA established an intercompany revolving credit facility where certain subsidiaries can lend to or borrow from each other and from RGA in order to manage capital and liquidity more efficiently. The intercompany revolving credit facility, which is a series of demand loans among RGA and its affiliates, is permitted under applicable insurance laws. This facility reduces overall borrowing costs by allowing RGA and its operating companies to access internal cash resources instead of 67

Statutory Dividend Limitations RGA Life and Annuity, RGA Reinsurance and Chesterfield Re are subject to Missouri statutory provisions that restrict the payment of dividends. They may not pay dividends in any 12-month period in excess of the greater of the prior year’s statutory net gain from operations or 10% of statutory capital and surplus at the preceding year-end, without regulatory approval. Aurora National is subject to California statutory provisions that are identical to those imposed by Missouri regarding the ability of Aurora National to pay dividends to RGA Reinsurance. The applicable statutory provisions only permit an insurer to pay a shareholder dividend from unassigned surplus. Any dividends paid by RGA Reinsurance would be paid to RGA Life and Annuity, its parent company, which in turn has restrictions related to its ability to pay dividends to RGA. The MDCI allows RGA Life and Annuity to pay a dividend to RGA to the extent RGA Life and Annuity received the dividend from its subsidiaries, without limitation related to the level of unassigned surplus. Dividend payments from other subsidiaries are subject to regulations in the jurisdiction of domicile, which are generally based on their earnings and/or capital level. The dividend limitations for RGA Life and Annuity, RGA Reinsurance and Chesterfield Re are based on statutory financial results. Statutory accounting practices differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. Significant differences include the treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. Dividend payments from non-U.S. operations are subject to similar restrictions established by local regulators. The non-U.S. regulatory regimes also commonly limit the dividend payments to the parent to a portion of the prior year’s statutory income, as determined by the local accounting principles. The regulators of the Company’s non-U.S. operations may also limit or prohibit profit repatriations or other transfers of funds to the U.S. if such transfers are deemed to be detrimental to the solvency or financial strength of the non-U.S. operations, or for other reasons. Most of the non-U.S. operating subsidiaries are second tier subsidiaries that are owned by various non-U.S. holding companies. The capital and rating considerations applicable to the first tier subsidiaries may also impact the dividends paid to RGA. Debt Certain of the Company’s debt agreements contain financial covenant restrictions related to, among others, liens, the issuance and disposition of stock of restricted subsidiaries, minimum requirements of consolidated net worth, maximum ratios of debt to capitalization and change of control provisions. The Company renewed its syndicated credit facility in the first quarter of 2023. Under the terms of the new facility the Company is required to maintain a minimum consolidated net worth, as defined in the debt agreements, $5.8 billion effective with the June 30, 2023, covenant calculations. Also, consolidated indebtedness, calculated as of the last day of each fiscal quarter, cannot exceed 35% of the sum of the Company’s consolidated indebtedness plus adjusted RGA Inc’s shareholders’ equity. A material ongoing covenant default could require immediate payment of the amount due, including principal, under the various agreements. Additionally, the Company’s debt agreements contain cross-acceleration covenants, which would make outstanding borrowings immediately payable in the event of a material uncured covenant default under any of the agreements, including, but not limited to, non-payment of indebtedness when due for an amount in excess of the amounts set forth in those agreements, bankruptcy proceedings, or any other event that results in the acceleration of the maturity of indebtedness. As of December 31, 2023 and 2022, the Company had $4.5 billion and $4.0 billion, respectively, in outstanding borrowings under its debt agreements and was in compliance with all covenants under those agreements. As of December 31, 2023 and 2022, the average interest rate on long-term debt outstanding was 5.09% and 4.71%, respectively. The ability of the Company to make debt principal and interest payments depends on the earnings and surplus of its subsidiaries, investment earnings on undeployed capital proceeds, available liquidity at the holding company, and the Company’s ability to raise additional funds. On June 8, 2023, the Company issued 6.0% fixed rate senior notes due 2033 with a face amount of $400 million, which was used to repay upon maturity the $400 million 4.70% Senior Notes that matured on September 15, 2023. Capitalized issuance costs were $4 million. On March 23, 2023, Chesterfield Reinsurance Company, a subsidiary of RGA, issued 7.125% Surplus Notes due 2043, with a face amount of $500 million. Capitalized issue costs were $6 million. The face amount is expected to be repaid over the term of the loan based on available funds and regulatory approval. As of December 31, 2023, the amount outstanding is $475 million. On March 13, 2023, the Company entered into a new syndicated revolving credit facility with a five year term and an overall capacity of $850 million, replacing its existing $850 million syndicated revolving credit facility, which was scheduled to mature in August 2023. The Company may borrow cash and may obtain letters of credit in multiple currencies under this facility. On September 15, 2022, RGA announced a cash tender offer for any and all of its outstanding 6.20% Fixed-to- Floating Rate Subordinated Debentures due 2042 (the “2042 Debentures”) at a price of $25.20 for each $25 principal amount. 69

The tender offer expired on September 22, 2022, and a total of $151 million or approximately 38%, of the aggregate principal amount of the 2042 Debentures were tendered. The Company redeemed the remaining debentures in accordance with the indenture governing the 2042 Debentures on December 15, 2022. On September 23, 2022, RGA issued 7.125% fixed-rate reset subordinated debentures due October 15, 2052, with a face amount of $700 million. This security has been registered with the Securities and Exchange Commission. The net proceeds were approximately $690 million, and a portion was used to pay for the tender offer and redemption of the 2042 Debentures. The remaining proceeds will be used for general corporate purposes. Capitalized issue costs were approximately $9 million. The Company enters into derivative agreements with counterparties that reference either the Company’s debt rating or its financial strength rating. If either rating is downgraded in the future, it could trigger certain terms in the Company’s derivative agreements, which could negatively affect overall liquidity. For the majority of the Company’s derivative agreements, there is a termination event, should the long-term senior debt ratings drop below either BBB+ (S&P) or Baa1 (Moody’s) or the financial strength ratings drop below either A- (S&P) or A3 (Moody’s). The Company may borrow up to $850 million in cash and obtain letters of credit in multiple currencies on its syndicated revolving credit facility that matures in August 2028. As of December 31, 2023, the Company had no cash borrowings outstanding and no issued, but undrawn, letters of credit under this facility. Based on the historic cash flows and the current financial results of the Company, management believes RGA’s cash flows will be sufficient to enable RGA to meet its obligations for at least the next twelve months. Letters of Credit The Company has obtained bank letters of credit in favor of various affiliated and unaffiliated insurance companies from which the Company assumes business. These letters of credit represent guarantees of performance under the reinsurance agreements and allow ceding companies to take statutory reserve credits. Certain of these letters of credit contain financial covenant restrictions similar to those described in the “Debt” discussion above. At December 31, 2023, there were approximately $54 million of outstanding bank letters of credit in favor of third parties. Additionally, in accordance with applicable regulations, the Company utilizes letters of credit to secure statutory reserve credits when it retrocedes business to its affiliated subsidiaries. The Company cedes business to its affiliates to help reduce the amount of regulatory capital required in certain jurisdictions, such as the U.S. and the UK. The Company believes the capital required to support the business in the affiliates reflects more realistic expectations than the original jurisdiction of the business, where capital requirements are often considered to be quite conservative. As of December 31, 2023, $0.7 billion in letters of credit from various banks were outstanding, but undrawn, backing reinsurance between the various subsidiaries of the Company. See Note 18 – “Financing Activities” in the Notes to Consolidated Financial Statements for information regarding the Company’s letter of credit facilities. Statutory Reserve Funding The Company uses various internal and third-party reinsurance arrangements and funding sources to manage statutory reserve strain, including reserves associated with the U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX) and principles-based reserves (commonly referred to PBR), and the associated collateral requirements. Assets in trust and letters of credit are often used as collateral in these arrangements. Regulation XXX, implemented in the U.S. for various types of life insurance business beginning January 1, 2000, significantly increased the level of reserves that U.S. life insurance and life reinsurance companies must hold on their statutory financial statements for various types of life insurance business, primarily certain level premium term life products. The reserve levels required under Regulation XXX increase over time and are normally in excess of reserves required under GAAP. In situations where primary insurers have reinsured business to reinsurers that are unlicensed and unaccredited in the U.S., the reinsurer must provide collateral equal to its reinsurance reserves in order for the ceding company to receive statutory financial statement credit. In order to manage the effect of Regulation XXX on its statutory financial statements, RGA Reinsurance has retroceded a majority of Regulation XXX reserves to unaffiliated and affiliated reinsurers, both licensed and unlicensed. Effective in 2017, PBR is permitted in the U.S. During 2016, the NAIC amended the standard valuation law to adopt life PBR that was effective January 1, 2017, allowing a three-year adoption period. The Company adopted PBR in 2020. Under PBR, reserves are determined based on terms of the reinsurance agreement which may differ from those of the direct policies. Statutory capital may be significantly reduced if the unlicensed unaffiliated or unlicensed affiliated reinsurer is unable to provide the required collateral to support its statutory reserve credits and it cannot find an alternative source for collateral. The demand for financing of the ceded reserve credits associated with the Company’s assumed term life business has grown at a slower rate in recent years. The Company has been able to utilize RGA Americas, as a reciprocal jurisdiction reinsurer and as a certified reinsurer, as a means of reducing the burden of financing PBR, Regulation XXX and other types of reserves. The Company’s PBR and Regulation XXX statutory reserve requirements associated with term life business and other statutory reserve requirements continues to require the Company to obtain additional letters of credit, put additional assets in trust, or 70 utilize other funding mechanisms to support reserve credits of its U.S. domiciled operating company subsidiaries. If the Company is unable to support the reserve credits, the regulatory capital levels of several of its subsidiaries may be significantly reduced, while the regulatory capital requirements for these subsidiaries would not change. The reduction in regulatory capital would not directly affect the Company’s consolidated shareholders’ equity under GAAP; however, it could affect the Company’s ability to write new business and retain existing business. Affiliated captives are commonly used in the insurance industry to help manage statutory reserve and collateral requirements. The NAIC analyzed the insurance industry’s use of affiliated captive reinsurers to satisfy certain reserve requirements and in 2014 adopted measures to promote uniformity in both the approval and supervision of such captives reinsuring business subject to Regulation XXX, allowing current captives to continue in accordance with their currently approved plans. Reinsuring business subject to the additional provisions of Actuarial Guideline 48 increases costs and adds complexity. It is possible that the NAIC could place limits on the recognition of the Company’s capital held in related party captives with respect to its group calculation. Doing so would adversely impact the amount of capital that the group would otherwise be able to recognize and report as capital resident in the group, potentially requiring the Company to restructure or change the financing of its captives. In the U.S., the introduction of the certified reinsurer has provided an alternative way to manage collateral requirements. In 2014, RGA Americas was designated as a certified reinsurer by the MDCI. In addition, the introduction of the reciprocal jurisdiction reinsurer has provided another alternative way to manage collateral requirements. In 2022, RGA Americas was designated as a reciprocal jurisdiction reinsurer by the MDCI. These designations allow the Company to retrocede business to RGA Americas in lieu of using captives for collateral requirements. Therefore, the Company has chosen not to establish captives subject to Actuarial Guideline 48. In 2023, RGA Americas’ status as a reciprocal jurisdiction reinsurer has been approved by 21 states. Assets in Trust The Company enters into reinsurance treaties in the ordinary course of business. In some cases, if the credit rating and/ or defined statutory measures of the Company declines to certain levels, the reinsurance treaty would require the Company to post collateral or additional collateral to secure the Company’s obligations under such reinsurance treaty, obtain guarantees, permit the ceding company to recapture such reinsurance treaty, or some other negotiated remedy. As of December 31, 2023, neither the Company nor its subsidiaries have been required to post additional collateral or have had a reinsurance treaty recaptured as a result of a credit downgrade or a defined statutory measure decline. In addition, certain reinsurance treaties require the Company to place assets in trust at the time of closing to collateralize its obligations to the ceding company. Assets placed in trust continue to be owned by the Company, but their beneficial ownership and use are restricted based on the terms of the trust agreement. Securities with an amortized cost of $3.5 billion were held in trust for the benefit of the Company’s subsidiaries to satisfy collateral requirements for reinsurance business at December 31, 2023. Additionally, securities with an amortized cost of $32.8 billion as of December 31, 2023, were held in trust to satisfy collateral requirements under certain third-party reinsurance treaties. Under certain conditions, the Company may be obligated to move reinsurance from one subsidiary to another subsidiary, post additional collateral or make payments under a given reinsurance treaty. These conditions include change in control or ratings of the subsidiary, insolvency, nonperformance under a reinsurance treaty, or loss of license or other regulatory authorization of such subsidiary. If the Company was ever required to move reinsurance from one subsidiary to another subsidiary, the risk to the Company on a consolidated basis under the reinsurance treaties would not change; however, additional collateral may need to be posted or additional capital may be required due to the change in jurisdiction of the subsidiary reinsuring the business, which could lead to a strain on liquidity. Reinsurance Operations Reinsurance treaties, whether facultative or automatic, generally provide recapture provisions. Most U.S.-based reinsurance treaties include a recapture right for ceding companies, generally after 10 years. Outside of the U.S., treaties primarily include a mutually agreed-upon recapture provision. Recapture rights permit the ceding company to reassume all or a portion of the risk formerly ceded to the reinsurer. In some situations, the Company has the right to place assets in trust for the benefit of the ceding company in lieu of recapture. Additionally, certain treaties may grant recapture rights to ceding companies in the event of a significant decrease in RGA Reinsurance’s NAIC risk based capital ratio or financial strength rating. The RBC ratio trigger varies by treaty, with the majority between 125% and 225% of the NAIC’s company action level. Financial strength rating triggers vary by reinsurance treaty with the majority of the triggers reached if the Company’s financial strength rating falls five notches from its current rating of “AA-” to the “BBB” level on the S&P scale. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business but would reduce premiums in subsequent periods. Upon recapture, the Company would reflect a net gain or loss on the settlement of the assets and liabilities associated with the reinsurance treaty. In some cases, the ceding company is required to pay the Company a recapture fee. 71

Guarantees The Company has issued guarantees to third parties on behalf of its subsidiaries for the payment of amounts due under certain reinsurance treaties, securities borrowing arrangements, financing arrangements and office lease obligations, whereby if a subsidiary fails to meet an obligation, the Company or one of its other subsidiaries will make a payment to fulfill the obligation. In limited circumstances, treaty guarantees are granted to ceding companies in order to provide additional security, particularly in cases where the Company’s subsidiary is relatively new, unrated, or not of significant size, relative to the ceding company. Potential guaranteed amounts of future payments will vary depending on production levels and underwriting results. Guarantees related to borrowed securities provide additional security to third parties should a subsidiary fail to return the borrowed securities when due. The Company has issued payment guarantees on behalf of two of its subsidiaries in the event the subsidiaries fail to make payment under their office lease obligations. See Note 17 – “Commitments, Contingencies and Guarantees” in the Notes to Consolidated Financial Statements for a table that presents the amounts for guarantees, by type, issued by the Company. In addition, the Company indemnifies its directors and officers pursuant to its charters and by-laws. Since this indemnity generally is not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under this indemnity in the future. Off-Balance Sheet Arrangements The Company has commitments to fund investments in limited partnerships, joint ventures, commercial mortgage loans, lifetime mortgages, private placement investments and bank loans, including revolving credit agreements. See Note 17 – “Commitments, Contingencies and Guarantees” in the Notes to Consolidated Financial Statements for additional information on the Company’s commitments to fund investments and other off-balance sheet arrangements. The Company has not engaged in trading activities involving non-exchange-traded contracts reported at fair value, nor has it engaged in relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company. Cash Flows The Company’s principal cash inflows from its reinsurance operations include premiums and deposit funds received from ceding companies. The primary liquidity concerns with respect to these cash flows are early recapture of the reinsurance contract by the ceding company and lapses of annuity products reinsured by the Company. The Company’s principal cash inflows from its invested assets result from investment income and the maturity and sales of invested assets. The primary liquidity concerns with respect to these cash inflows relates to the risk of default by debtors and interest rate volatility. The Company manages these risks very closely. See “Investments” and “Interest Rate Risk” below. Additional sources of liquidity to meet unexpected cash outflows in excess of operating cash inflows and current cash and equivalents on hand also includes drawing funds under a syndicated revolving credit facility, under which the Company had availability of $850 million as of December 31, 2023. The Company also has $712 million of funds available through collateralized borrowings from the Federal Home Loan Bank of Des Moines (“FHLB”) as of December 31, 2023. As of December 31, 2023, the Company could have borrowed these additional amounts without violating any of its existing debt covenants. The Company’s principal cash outflows relate to the payment of claims liabilities, interest credited, operating expenses, income taxes, dividends to shareholders, purchases of treasury stock, and principal and interest under debt and other financing obligations. The Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts (See Note 2 – “Significant Accounting Policies and Pronouncements” in the Notes to Consolidated Financial Statements). The Company performs annual financial reviews of its retrocessionaires to evaluate financial stability and performance. The Company has never experienced a material default in connection with retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires nor to the recoverability of future claims. The Company’s management believes its cash and cash equivalents along with its current sources of liquidity are adequate to meet its cash requirements for the next twelve months. 72

The Company’s liquidity position (cash and cash equivalents and short-term investments) was $3.2 billion and $3.1 billion at December 31, 2023 and 2022, respectively. Liquidity needs are determined from valuation analysis conducted by operational units and are driven by product portfolios. Periodic evaluations of demand liabilities and short-term liquid assets are designed to adjust specific portfolios, as well as their durations and maturities, in response to anticipated liquidity needs. See “Securities Lending and Repurchase/Reverse Repurchase Agreements” in Note 11 – “Investments” in the Notes to Consolidated Financial Statements for information related to the Company’s securities lending and repurchase/reverse repurchase agreements. In addition to its security agreements with third parties, certain RGA subsidiaries have entered into intercompany securities lending agreements to more efficiently source securities for lending to third parties and to provide for more efficient regulatory capital management. The Company is a member of the FHLB and holds $63 million of FHLB common stock, which is included in other invested assets on the Company’s consolidated balance sheets. The Company has entered into funding agreements with the FHLB under guaranteed investment contracts whereby the Company has issued the funding agreements in exchange for cash and for which the FHLB has been granted a blanket lien on the Company’s commercial and residential mortgage-backed securities and commercial mortgage loans used to collateralize the Company’s obligations under the funding agreements. The Company maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default, and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreements represented by this blanket lien provide that upon any event of default by the Company, the FHLB’s recovery is limited to the amount of the Company’s liability under the outstanding funding agreements. The amount of the Company’s liability for the funding agreements with the FHLB was $1.1 billion and $1.3 billion at December 31, 2023 and 2022, respectively, which is included in interest sensitive contract liabilities on the Company’s condensed consolidated balance sheets. The advances on these agreements are collateralized primarily by commercial and residential mortgage-backed securities, commercial mortgage loans, and U.S. Treasury and government agency securities. The amount of collateral exceeds the liability and is dependent on the type of assets collateralizing the guaranteed investment contracts. Investments Management of Investments The Company’s investment and derivative strategies involve matching the characteristics of its reinsurance products and other obligations. The Company seeks to closely approximate the interest rate sensitivity of the assets with estimated interest rate sensitivity of the reinsurance liabilities. The Company achieves its income objectives through strategic and tactical asset allocations, applying security and derivative strategies within asset/liability and disciplined risk management frameworks. Derivative strategies are employed within the Company’s risk management framework to help manage duration, currency, and other risks in assets and/or liabilities and to replicate the credit characteristics of certain assets. For a discussion of the Company’s risk management process, see “Market and Credit Risk” in the “Enterprise Risk Management” section below. The Company’s portfolio management groups work with the Enterprise Risk Management function to develop the investment policies for the assets of the Company’s domestic and international investment portfolios. All investments held by the Company, directly or in a funds withheld at interest reinsurance arrangement, are monitored for conformance with the Company’s stated investment policy limits as well as any limits prescribed by the applicable jurisdiction’s insurance laws and regulations. See Note 11 – “Investments” in the Notes to Consolidated Financial Statements for additional information regarding the Company’s investments. 75 the borrower or sale of the home. Lifetime mortgages may also be either fully funded at origination, or the borrower can request periodic funding similar to a line of credit. Lifetime mortgages are subject to risks, including market, credit, interest rate, liquidity, operational, reputational and legal risks. Enterprise Risk Management RGA maintains a dedicated Enterprise Risk Management (“ERM”) function that is responsible for analyzing and reporting the Company’s risks on an aggregated basis; facilitating monitoring to ensure the Company’s risks remain within its appetites and limits; and ensuring, on an ongoing basis, that RGA’s ERM objectives are met. This includes ensuring proper risk controls are in place; risks are effectively identified, assessed, and managed; and key risks to which the Company is exposed are disclosed to appropriate stakeholders. The ERM function plays an important role in fostering the Company’s risk management culture and practices. Enterprise Risk Management Structure and Governance The board of directors (“the Board”) oversees enterprise risk through its Risk Committee, which oversees the management of the Company’s ERM program and policies. The Risk Committee receives regular reports and assessments that describe the Company’s key risk exposures and include quantitative and qualitative assessments and information about breaches, exceptions, and waivers. The Company’s Global Chief Risk Officer (“CRO”) reports to the Chief Executive Officer (“CEO”) and has direct access to the Board through the Risk Committee with formal reporting occurring quarterly. The CRO leads the dedicated ERM function and is supported by a dedicated risk management staff as well as a network of Business Unit Chief Risk Officers and Risk Owners throughout the business unit who are responsible for the analysis and management of risks within their scope. A Lead Risk Owner is assigned to each risk to take overall responsibility to monitor and assess the risk consistently across all markets. In addition to leading the ERM function, the CRO also chairs the Company’s Risk Management Steering Committee (“RMSC”), which includes senior management executives, including the CEO, the Chief Financial Officer (“CFO”), and the Chief Investment Officer, among others. The RMSC provides oversight for the Insurance, Market and Credit, Capital, and Operational risk committees and retains direct risk oversight responsibilities for the following: • Company’s global ERM framework, activities, and issues. • Identification, assessments, and management of all established and emerging strategic risk exposures. • Risk appetite statement, including the ongoing alignment of the risk appetite statement with the Company’s strategy and capital plans. • Review, revise and approve RGA group-level strategic risk limits consistent with the risk appetite statement. The Insurance, Market and Credit, Capital, and Operational risk committees have direct oversight accountability for their respective risk areas including the identification, assessments, and management of established and emerging risk exposures and the review and approval of RGA group-level risk limits. To ensure appropriate oversight of enterprise-wide risk management issues without unnecessary duplication, as well as to foster cross-committee communication and coordination regarding risk issues, chairs of the risk committees attend the RMSC meetings. In addition to the risk committees, their sub-committees and working groups, some RGA operating entities have risk management committees that oversee relevant risks related to segment-level risk limits. Enterprise Risk Management Framework RGA’s ERM framework provides a platform to assess the risk / return profiles of risks throughout the organization to enable enhanced decision making by business leaders. The ERM framework also guides the development and implementation of mitigation strategies to reduce exposures to these risks to acceptable levels. RGA’s ERM framework includes the following elements: • Risk Culture: Risk management is an integral part of the Company’s culture and is embedded in RGA’s business processes in accordance with RGA’s risk philosophy. As the cornerstone of the ERM framework, a culture of prudent risk management reinforced by senior management plays a preeminent role in the effective management of risks assumed by RGA. • Risk Appetite Statement: The Company’s current Risk Appetite Statement, effective through December 31, 2023, is a general and high-level overview of the risk profile RGA aims to achieve to meet its strategic objectives. This statement is then supported by more granular risk limits guiding the businesses to achieve this Risk Appetite Statement. Effective January 1, 2024, a new Risk Appetite and Tolerance Framework that 81 reflects the Company's strategy and key aspects of its business replaces the Risk Appetite Statement. The new framework defines the Company’s willingness and capacity to take on risk, considers the skills, resources, and technology required to manage risk exposures in the context of risk appetite, and is inclusive of tolerance for loss or negative events that can be reasonably quantified. This framework also defines company-wide risk appetite and tolerance statements, details risk tolerance metrics and provides guidance in relation to risk tolerance utilization monitoring, breaches, and actions. • Risk Limits: Risk Limits establish the maximum amount of defined risk that the Company is willing to assume to remain within the Company’s overall risk appetite. These risks have been identified by the management of the Company as relevant to manage the overall risk profile of the Company while allowing achievement of strategic objectives. • Risk Assessment Process: RGA uses qualitative and quantitative methods to assess key risks through a portfolio approach, which analyzes established and emerging risks in conjunction with other risks. • Business Specific Limits/Controls: These limits/controls provide additional safeguards against undesired risk exposures and are embedded in business processes. Examples include maximum retention limits, pricing and underwriting reviews, per issuer limits, concentration limits, and standard treaty language. Proactive risk monitoring and reporting enable early detection and mitigation of emerging risks. The RMSC and its subcommittees monitor adherence to risk limits through the ERM function, which reports regularly to the RMSC and the Risk Committee. The frequency of monitoring is tailored to the volatility assessment and relative priority of each risk. Risk escalation channels coupled with open communication lines enhance the mitigations explained above. The Company has devoted significant resources to developing its ERM program and expects to continue to do so in the future. Nonetheless, the Company’s policies and procedures to identify, manage, and monitor risks may not be fully effective. Many of the Company’s methods for managing risk are based on historical information, which may not be a good predictor of future risk exposures, such as the risk of a pandemic causing a large number of deaths. Management of operational, legal, and regulatory risk relies on policies and procedures that may not be fully effective under all scenarios. Risk Categories – The Company groups its risks into the following categories: Insurance risk, Market and Credit risk, Capital risk, Operational risk and Strategic risk. Specific risk assessments and descriptions can be found below and in Item 1A – “Risk Factors.” Insurance Risk Insurance risk is the risk of lower or negative earnings and potentially a reduction in enterprise value due to a greater amount of benefits and related expenses paid than expected, or from non-market related adverse policyholder or client behavior. The Company uses multiple approaches to managing insurance risk: active insurance risk assessment and pricing appropriately for the risks assumed, transferring undesired risks, and managing the retained exposure prudently. These strategies are explained below. The global impact of COVID-19 and the response thereto has had a material adverse effect on the Company’s earnings, primarily in the form of higher claims. The impact of COVID-19 on mortality and morbidity experience continues to develop; however, the impact has subsided in 2023 and some countries are showing signs of returning to pre-pandemic expected levels for mortality and morbidity experience. The Company’s future results may continue to be adversely impacted by COVID-19, with the extent influenced by new variants, measures by public and private institutions, and timing and adoption of effective vaccinations and treatments, among other factors. The Company continues to actively assess the impacts of COVID-19 on its business and update and refine its COVID-19 projection and financial impact models to manage its insurance risk. The Company has developed extensive expertise in assessing insurance risks that ultimately forms an integral part of ensuring that it is compensated commensurately for the risks it assumes and that it does not overpay for the risks it transfers to third parties. This expertise includes a vast array of market and product knowledge supported by a large information database of historical experience that is closely monitored. Analysis and experience studies derived from this database help form the basis for the Company’s pricing assumptions that are used in developing rates for new risks. If actual mortality or morbidity experience is materially adverse, some reinsurance treaties allow for increases to future premium rates. Misestimation of any key risk can threaten the long term viability of the enterprise. Further, the pricing process is a key operational risk and significant effort is applied to ensuring the appropriateness of pricing assumptions. Some of the safeguards the Company uses to ensure proper pricing are: experience studies, strict underwriting, sensitivity and scenario testing, pricing guidelines and controls, authority limits and internal and external pricing reviews. In addition, the ERM function provides pricing oversight that includes periodic pricing audits. 82

To minimize volatility in financial results and reduce the impact of large losses, the Company transfers some of its insurance risk to third parties using vehicles such as retrocession and catastrophe coverage. In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of claims paid by ceding reinsurance to other insurance enterprises (or retrocessionaires) under excess coverage and coinsurance contracts. In individual life markets, the Company routinely retains a maximum of $8 million of coverage per individual life. In certain limited situations the Company has retained more than $8 million per individual life. The Company enters into agreements with other reinsurers to mitigate the residual risk related to the over-retained policies. Additionally, due to some lower face amount reinsurance coverages provided by the Company in addition to individual life, such as group life, disability and health, under certain circumstances, the Company could potentially incur claims totaling more than $8 million per individual life. The Company seeks to limit its exposure to loss on its assumed catastrophic excess of loss reinsurance agreements by ceding a portion of its exposure to multiple retrocessionaires through retrocession line slips or directly to retrocession markets. The Company’s policy is to retain a maximum of $30 million of catastrophic loss exposure per agreement and to retrocede up to $30 million additional loss exposures to the retrocession markets. The Company limits its exposure on a country-by-country (and state-by-state in the U.S.) basis by managing its total exposure to all catastrophic excess of loss agreements bound within a given country to established maximum aggregate exposures. The maximum exposures are established and managed both on gross amounts issued prior to including retrocession and for amounts net of exposures retroceded. The Company accesses the markets each year for annual catastrophic coverages and reviews current coverage and pricing of current and alternate designs. The coverage may vary from year to year based on the Company’s perceived value of such protection. The current policy covers events involving 5 or more insured deaths from a single occurrence and covers $100 million of claims in excess of the Company’s $25 million deductible. The Company retains most of the inbound insurance risk. The Company manages the retained exposure proactively using various mitigating factors such as diversification and limits. Diversification is the primary mitigating factor of short term volatility risk, but it also mitigates adverse impacts of changes in long term trends and catastrophic events. The Company’s insured populations are dispersed globally, diversifying the insurance exposure because factors that cause actual experience to deviate materially from expectations do not affect all areas uniformly and synchronously or in close sequence. A variety of limits mitigate retained insurance risk. Examples of these limits include geographic exposure limits, which set the maximum amount of business that can be written in a given country, and jumbo limits, which prevent excessive coverage on a given individual. In the event that mortality or morbidity experience develops in excess of expectations, some reinsurance treaties allow for increases to future premium rates. Other treaties include experience refund provisions, which may also help reduce RGA’s mortality risk. RGA has various methods to manage its insurance risks, including access to the capital and reinsurance markets. Market and Credit Risk Market and Credit risk is the risk of lower or negative earnings and potentially a reduction in enterprise value due to changes in the market prices of asset and liabilities. Interest Rate Risk. Interest Rate risk is the risk that changes in the level and volatility of nominal interest rates affect the profitability, value or solvency position of the Company. This includes credit spread changes and inflation but excludes credit quality deterioration. This risk arises from many of the Company’s primary activities, as the Company invests substantial funds in interest-sensitive assets, primarily fixed maturity securities, and also has certain interest-sensitive contract liabilities. A prolonged period where market yields are significantly below the book yields of the Company’s asset portfolio puts downward pressure on portfolio book yields. The Company has been proactive in its investment strategies, reinsurance structures and overall asset-liability management practices to reduce the risk of unfavorable consequences in this type of environment. The Company manages interest rate risk to optimize the return on the Company’s capital and to preserve the value created by its business operations within certain constraints. For example, certain management and monitoring processes are designed to minimize the effect of sudden and/or sustained changes in interest rates on fair value, cash flows, and net investment income. The Company manages its exposure to interest rates principally by managing the relative matching of the cash flows of its liabilities and assets. 83

Credit risk is the risk that an individual asset may lose value due to credit quality deterioration or default. This includes impairments resulting from accounting rules. Credit quality deterioration may or may not be accompanied by a ratings downgrade. Generally, the credit exposure for an asset is limited to the fair value, net of any collateral received, at the reporting date. Investment credit risk is credit risk related to invested assets. The Company manages investment credit risk using per- issuer investment limits. In addition to per-issuer limits, the Company also limits the total amounts of investments per rating category. An automated compliance system checks for compliance for all investment positions and sends warning messages when there is a breach. The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. As futures are transacted through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. The Company enters into various collateral arrangements, which require both the posting and accepting of collateral in connection with its derivative instruments. Collateral agreements contain attachment thresholds that vary depending on the posting party’s financial strength ratings. Additionally, a decrease in the Company’s financial strength rating to a specified level results in potential settlement of the derivative positions under the Company’s agreements with its counterparties. A committee is responsible for setting rules and approving and overseeing all transactions requiring collateral. See “Credit Risk” in Note 12 – “Derivative Instruments” in the Notes to Consolidated Financial Statements for additional information on credit risk related to derivatives. Counterparty risk is the potential for the Company to incur losses due to a client, retrocessionaire, or partner becoming distressed or insolvent. This includes run-on-the-bank risk and collection risk. Run-on-the-Bank is the potential risk that a client’s in force block incurs substantial surrenders and/or lapses due to credit impairment, reputation damage or other market changes affecting the counterparty. Policyholder surrenders and/or lapses substantially higher than expected could result in inadequate in force business to recover cash paid out for acquisition costs. For clients and retrocessionaires, collection risk includes their inability to satisfy a reinsurance agreement because the right of offset is disallowed by the receivership court; the reinsurance contract is rejected by the receiver, resulting in a premature termination of the contract; and/or the security supporting the transaction becomes unavailable to the Company. The Company manages counterparty risk by limiting the total exposure to a single counterparty and by only initiating contracts with creditworthy counterparties. In addition, some of the counterparties have set up trusts and letters of credit, reducing the Company’s exposure to these counterparties. Generally, the Company’s insurance subsidiaries retrocede amounts in excess of their retention to the Company’s other insurance subsidiaries. External retrocessions are arranged through the Company’s retrocession pools for amounts in excess of its retention. As of December 31, 2023, all retrocession pool members in this excess retention pool rated by the A.M. Best Company were rated “A-” or better. A rating of “A-” is the fourth highest rating out of sixteen possible ratings. For a majority of the retrocessionaires that were not rated, letters of credit or trust assets have been received by the Company as additional security. In addition, the Company performs annual financial and in force reviews of its retrocessionaires to evaluate financial stability and performance. The Company has recently begun retroceding certain inforce blocks and assest-intensive transactions, including those with Ruby Re, on a funds withheld basis. While the economic benefits of the funds withheld assets are passed on to the assuming company, the Company retains legal ownership of the assets within the funds withheld account and established a funds withheld liability. The Company has never experienced a material default in connection with retrocession arrangements, nor has it experienced any material difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to the recoverability of any such claims. In addition to investment credit limits and counterparty limits, the Company maintains aggregate counterparty risk limits that include counterparty exposures from reinsurance, financing and investment activities at an aggregated level to control total exposure to a single counterparty. Counterparty risk aggregation is important because it enables the Company to capture risk exposures at a comprehensive level and under more extreme circumstances compared to analyzing the components individually. All counterparty exposures are calculated on a quarterly basis, reviewed by management and monitored by the ERM function. 87

Operational Risk Operational risk is the risk of lower/negative earnings and a potential reduction in enterprise value caused by unexpected losses associated with inadequacy or failure on the part of internal processes, people and systems, or from external events. The Company regularly monitors and assesses the risks related to business conduct and governance, fraud, privacy, and cybersecurity, business disruption, and business operations. Various insurance, market and credit, capital, and strategy risk obligations and concerns often intersect with the Company’s core operational process risk areas. Given the scope of the Company’s business and the number of countries in which it operates, this set of risks has the potential to affect the business locally, regionally, or globally. Operational risks are core to managing the Company’s brand and market confidence as well as maintaining its ability to acquire and retain the appropriate expertise to execute and operate the business. Business Conduct and Governance Risk. Business conduct and governance is the risk related to management oversight, compliance, market conduct, and legal matters. The Company’s Compliance Risk Management Program facilitates a proactive evaluation of present and potential compliance risks associated with both local and enterprise-wide regulatory requirements as well as compliance with Company policies and procedures. Fraud Risk. Fraud risk is the risk related to the deliberate abuse of and/or taking of Company assets in order to secure gain for the perpetrator or inflict harm on the Company or other victim. Ongoing monitoring and an annual fraud risk assessment enables the Company to continually evaluate potential fraud risks within the organization. Privacy Risk. Privacy risk is the risk of non-compliance with privacy regulations and laws. The Company’s privacy program, processes, and procedures are designed to protect personal information related to its customers, insured individuals or its employees. The Company’s privacy program facilitates a proactive evaluation of present and potential privacy risks associated with both local and enterprise-wide regulatory requirements as well as compliance with Company policies and procedures. Cybersecurity Risk. Cybersecurity risk is the risk of theft, loss, unauthorized disclosure, or unauthorized use of physical or electronic assets resulting in a loss of confidentiality, loss of revenue, poor reputational exposure, or regulatory fines. The Company’s cybersecurity program, processes, and procedures are designed to prevent unauthorized physical and electronic theft and the disclosure of confidential and personal data related to its customers, insured individuals or its employees. The Company employs technology, administrative related processes and procedural controls, security measures and other preventative actions to reduce the risk of such incidents. Business Disruption Risk. Business disruption risk is the risk of impairment to operational capabilities due to the unavailability of people, systems, and/or facilities. The Company’s global business continuity process enables associates to identify potential impacts that threaten operations by providing the framework, policies and procedures and required recurring training for how the Company will recover and restore interrupted critical functions, within a predetermined time, after a disaster or extended disruption, until its normal facilities are restored. Business Operations Risk. Business operations risk is the risk related to business processes and procedures. Business operations risk includes risk associated with the processing of transactions, data use and management, monitoring and reporting, the integrity and accuracy of models, the use of third parties, and the delivery of advisory services. Human Capital Risk. Human capital risk is related to workforce management, including talent acquisition, development, retention, and employment relations/regulations. The Company actively monitors human capital risks using multiple practices that include but are not limited to human resource and compliance policies and procedures, regularly reviewing key risk indicators, performance evaluations, compensation and benefits benchmarking, succession planning, employee engagement surveys and associate exit interviews. Strategic Risk Strategic risk relates to the planning, implementation, and management of the Company’s business plans and strategies, including the risks associated with: the global environment in which it operates; future law and regulation changes; political risks; and relationships with key external parties. Strategy Risk. Strategy risk is the risk related to the planning and execution of the Company’s strategic plan. Strategy risks are addressed by a robust multi-year planning process, regular business unit level assessments of strategy execution and active benchmarking of key performance and risk indicators across the Company’s portfolios of businesses. The Company’s risk appetites and limits are set to be consistent with strategic objectives. External Environment Risk. External environment risk is the risk related to external competition, macro trends, and client needs. Macro characteristics that drive market opportunities, risk and growth potential, the competitive landscape and client feedback are closely monitored. 89

Key Relationships Risk. Key relationships risk is the risk related to key relationships with parties external to the Company. The Company’s reputation is a critical asset in successfully conducting business and therefore relationships with its primary stakeholders (including but not limited to business partners, shareholders, clients, rating agencies, and regulators) are all carefully monitored. Political and Regulatory Risk. Political and regulatory risk is the risk related to adverse future law and regulation changes as well governments being unwilling/unable to meet commitments. Regulatory and political developments and related risks that may affect the Company are identified, assessed and monitored as part of regular oversight activities. New Accounting Standards Changes to the general accounting principles are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates to the FASB Accounting Standards CodificationTM. See “New Accounting Pronouncements” in Note 1 – “Business and Basis Presentations” in the Notes to Consolidated Financial Statements for information on new accounting standards adopted. See Note 3 – “Impact of Adoption of New Accounting Standard” in the Notes to Consolidated Financial Statements for information on the Company’s adoption of ASU 2018-12 on January 1, 2023. See Note 21 – “New Accounting Standards Not Yet Adopted” in the Notes to Consolidated Financial Statements for information on new accounting pronouncements not yet adopted and their impact, if any, on the Company’s results of operations and financial position. Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Information required by Item 7A is contained in Item 7 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market and Credit Risk”. 90

Reinsurance Group of America, Incorporated Notes to consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 Note 1 BUSINESS AND BASIS OF PRESENTATION Business Reinsurance Group of America, Incorporated (“RGA”) is an insurance holding company that was formed on December 31, 1992. RGA and its subsidiaries (collectively, the “Company”) engage in providing traditional reinsurance, which includes individual and group life and health, disability, and critical illness reinsurance. The Company also provides financial solutions, which includes longevity reinsurance, asset-intensive products, primarily annuities, financial reinsurance, capital solutions and stable value products. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to: (i) reduce the net amount at risk on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single risk; (ii) enhance the ceding company’s financial strength and surplus position; (iii) stabilize operating results by leveling fluctuations in the ceding company’s loss experience; and (iv) assist the ceding company in meeting applicable regulatory requirements. Basis of Presentation The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining, premiums receivable, future policy benefits, incurred but not reported claims, income taxes, valuation of investments and investment impairments, and valuation of embedded derivatives and market risk benefits. Actual results could differ materially from the estimates and assumptions used by management. The accompanying consolidated financial statements include the accounts of RGA and its subsidiaries, all of which are wholly owned, and any variable interest entities where the Company is the primary beneficiary. The Company evaluates variable interest entities in accordance with the general accounting principles for Consolidation. Entities in which the Company has significant influence over the operating and financing decisions but are not required to be consolidated are reported under the equity method of accounting. Intercompany balances and transactions have been eliminated. There were no subsequent events that would require disclosure or adjustments to the accompanying consolidated financial statements through the date the consolidated financial statements were issued. Standards Issued and Implemented In the first quarter of 2023, the Company adopted Accounting Standards Update (“ASU”): ASU 2018-12, Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts (“ASU 2018-12”). ASU 2018-12 updates certain requirements for the accounting for long-duration insurance contracts. • Cash flow assumptions and measuring liability for future policy benefits – ASU 2018-12 requires the Company to review its cash flow assumptions at least annually and update, if necessary, with the impact recognized in net income in the period of the change. The liability for future policy benefits includes required adjustments at the cohort level to cap the net premium ratio at 100% and eliminate negative reserves. Upon adoption, an adjustment was recorded to retained earnings as a result of capping the net premium ratio at 100% and eliminating negative reserves on certain issue year cohorts. • Discount rate – The discount rate assumption is prescribed by ASU 2018-12 as an upper-medium (low credit risk) fixed-income yield and is required to be updated every quarter. The change in the liability as a result of updating the discount rate assumption is recognized in other comprehensive income (loss) (“OCI”). Upon adoption, an adjustment was recorded to accumulated other comprehensive income (loss) (“AOCI”) as a result of remeasuring in force contract liabilities using the current upper-medium grade fixed income instrument yields as of 98 the date of transition. The adjustment reflects the difference between discount rates locked-in at contract inception versus current discount rates at transition. • Deferred policy acquisition costs and similar balances – Deferred policy acquisition costs (“DAC”) and other capitalized costs such as unearned revenue should be amortized on a constant level or straight-line basis over the expected term of the contracts. Upon adoption, an adjustment was recorded to AOCI for the removal of cumulative adjustments to DAC associated with unrealized investment gains and losses previously recorded in accumulated other comprehensive income (loss). • Market risk benefits – Market risk benefits, which are contracts or contract features that provide protection to the policyholder from capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value. The periodic change in fair value is recognized in net income with the exception of the periodic change in fair value related to the liability’s instrument-specific credit risk, which is recognized in OCI. Upon adoption, an adjustment was recorded to retained earnings for the difference between the fair value and carrying value of the contracts at the transition date, excluding changes in the instrument-specific credit risks, and an adjustment to AOCI for the cumulative effect of changes in the instrument-specific credit risk between contract issue date and transition date. Change in Certain Segment Allocations Investment income for each segment has been adjusted to reflect the impacts of adopting ASU 2018-12 and due to an update to the Company’s internally developed economic capital model. Internal excess capital charges, included in each segment’s policy acquisition costs and other insurance expenses, were also updated as a result of adopting ASU 2018-12 and updates to the Company’s internally developed economic capital model. These changes did not impact the recognition or presentation of investment income or policy acquisition costs and other insurance expenses in the consolidated financial statements. Note 2 SIGNIFICANT ACCOUNTING POLICIES AND PRONOUNCEMENTS The following table includes the Company’s significant accounting policies with references to the notes providing additional information on such policies and critical accounting estimates related to such policies. Accounting Policy Page Insurance Related Activities: Premium and Fee Revenue and Receivable Recognition 99 Future Policy Benefits 100 Interest-Sensitive Contract Liabilities and Policyholder Account Balances 101 Unpaid Claims and Claim Expense – Short-Duration Contracts 102 Market Risk Benefits 102 Deferred Policy Acquisition Costs 103 Reinsurance Ceded Receivables 103 Investments 103 Derivative Instruments 106 Fair Value Measurements 108 Income Tax 108 Other Accounting Policies 109 Insurance Related Activities Premium and Fee Revenue and Receivable Recognition Premium and Fee Revenue Life and health premiums are recognized as revenue when due from the insured and are reported net of amounts retroceded. Benefits and expenses are reported net of amounts retroceded and are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs. Other revenue includes items such as treaty recapture fees, fees associated with financial reinsurance and policy changes on interest-sensitive and investment-type products that the Company reinsures. Any fees that are collected in advance of the period benefited are deferred and recognized over the period benefited. The Company reinsurers medical, disability, life and other products for fixed period of short-duration, typically one to three years. Premiums for short-duration products are recognized over the coverage period in proportion to the amount of insurance protection provided. 99

For certain reinsurance transactions involving in force blocks of business, the ceding company pays a premium equal to the initial required reserve (future policy benefit). In such transactions, for income statement presentation, the Company nets the expense associated with the establishment of the reserve against the premiums from the transaction. Premiums related to pension risk transfer transactions are recognized when due, and partially offset by an increase in the liability for future policy benefits. Revenues for interest-sensitive and investment-type products consist of investment income, policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expenses include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest is credited to policyholder account balances according to terms of the policies or contracts. For each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with GAAP. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract on a deposit method of accounting with any net amount receivable reflected as an asset within premiums receivable and other reinsurance balances, and any net amount payable reflected as a liability within other reinsurance balances. Fees earned on the contracts are reflected as other revenues, rather than premiums. Premium Receivable Premiums are accrued when due and in accordance with information received from the ceding company. When the Company enters into a new reinsurance agreement, it records accruals based on the terms of the reinsurance treaty. Similarly, when a ceding company fails to report information on a timely basis, the Company records accruals based on the terms of the reinsurance treaty as well as historical experience. Other management estimates include adjustments for increased in force on existing treaties, lapsed premiums given historical experience, the financial health of specific ceding companies, collateral value and the legal right of offset on related amounts (i.e., allowances and claims) owed to the ceding company. Under the legal right of offset provisions in its reinsurance treaties, the Company can withhold payments for allowances and claims from unpaid premiums. Based on its review of these factors and historical experience, the Company did not believe a provision for doubtful accounts was necessary as of December 31, 2023 or 2022. Future Policy Benefits Utilizing the net premium model, a liability for future policy benefits for life, pension risk transfer transactions, and long-term health business is established to meet the estimated future benefits to be paid on assumed life and health reinsurance in force less the present value of estimated future new premiums to be collected. The liability is estimated using the Company’s mortality, morbidity, and persistency assumptions that reflect the Company’s historical experience, industry data, cedant specific experience, and discount rates based on the current yields of upper-medium grade fixed income instruments. These assumptions vary with the characteristics of the reinsurance contract, the year the risk was assumed, age of the insured and other appropriate factors. The Company reviews actual and anticipated experience compared to the assumptions used to establish policy benefits on a quarterly basis and will update those assumptions if evidence suggests that they should be revised. The Company completed its annual review and any necessary updates of cash flow assumptions used to calculate the liability for future policy benefits during the third quarter of 2023 and 2022. Updates may occur in other quarters if information becomes available during the quarter that indicates an assumption update is necessary. Liabilities for future benefits for annuities in the payout phase have been established in an amount adequate to meet the estimated future obligations on policies in force using expected mortality, discount rates and other assumptions. These assumptions vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. The mortality assumptions are based on the Company’s historical experience, industry data and cedant specific experience. A deferred profit liability is established when the insurance benefit extends beyond the period in which premiums are collected, and the gross premium exceeds the net premium. The deferred profit liability is amortized in proportion to insurance in force for traditional life insurance and expected future benefits for annuity contracts. The deferred profit liability is included in the liabilities for future policy benefits, and the amortization of the deferred profit liability is recognized as a reduction in claims and other policy benefits. For the purpose of calculating the liability for future policy benefits, the Company’s reinsurance contracts for its Traditional business are grouped into annual cohorts based on the effective date of the reinsurance contract. The annual groupings are further disaggregated based on: 100

• How the reinsurance contracts are priced and managed; • Geographical locations; • Underlying currency of the contract; • Ceding company and other factors. Given the unique risks and highly customized nature of the Company’s financial solutions business, reinsurance contracts for the Financial Solutions business and pension risk transfer transactions are not aggregated with other contracts for the purpose of calculating the liability for future policy benefits. Each quarter, the Company updates its estimate of cash flows expected over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. These updated cash flows, discounted using the original contract issuance discount rates, are used to calculate the revised net premium ratio, as of the beginning of the current reporting period. The present value of these updated cash flows is compared to the carrying amount of the liability as of that same date, before updating cash flow assumptions, to determine the current period change in the liability’s estimate. This current period change in the liability is a component of the liability remeasurement gain or loss. In subsequent periods, the revised net premium ratio is used to measure the liability for future policy benefits, subject to future revisions. The Company also reviews actual and anticipated experience compared to the assumptions used to establish the liability for future policy benefits on a quarterly basis. If evidence suggests that the assumptions should be revised, the cumulative effect of the change is reflected in future policy benefits remeasurement (gains) losses in the current period. The Company has elected to lock-in claims expense assumptions at contract inception and those assumptions are not subsequently reviewed or updated. The discount rates used to measure the liability are based on upper-medium grade fixed-income instruments (A rated credit) with similar tenor to the expected liability cash flows. The discount rate assumption is updated quarterly and used to remeasure the liability at the reporting date, with the resulting change reflected in other comprehensive income (loss). For unobservable discount rates, the Company uses estimates consistent with fair value guidance, maximizing the use of relevant, observable market prices and minimizing the use of unobservable inputs. The Company utilizes the discount rate curve at contract inception for purposes of interest accretion and updating the net premium ratio. Interest accretion is recognized in claims and other policy benefits on the consolidated statements of income. The locked-in discount curve at contract inception for contracts entered into after the adoption of ASU 2018-12 (i.e., January 1, 2021, and after) is based on the average upper-medium grade fixed-income instrument yields during the first calendar year of the reinsurance contract. The locked-in discount rates at contract inception for contracts that were effective prior to the adoption of ASU 2018-12 (i.e., prior to January 1, 2021) are the discount rate assumptions used prior to the adoption of ASU 2018-12, which were based on estimates of expected investment yields. Included in the liability for future policy benefits are unpaid claims related to long-duration contracts and an accrual for incurred but not reported losses (“IBNR”). The Company’s IBNR accrual related to long-duration contracts is determined using case-basis estimates and lag studies of past experience. The time lag from the date of the claim or death to when the ceding company reports the claim to the Company can vary significantly by ceding company, business segment and product type. Incurred but not reported claims are estimates on an undiscounted basis, using actuarial estimates of historical claims expense, adjusted for current trends and conditions. These estimates are continually reviewed, and the ultimate liability may vary significantly from the amount recognized. Claims payable for incurred but not reported losses for long-duration contracts are included in the liability for future policy benefits on the consolidated balance sheets. Prior to the adoption of ASU 2018-12, unpaid claims and IBNR related to long-duration contracts were included in other policy claims and benefits. Upon adoption of ASU 2018-12, the Company revised prior period amounts to conform to the current period’s presentation. See Note 2 – “Impact of New Accounting Standard” for additional information. Interest-Sensitive Contract Liabilities and Policyholder Account Balances Liabilities for future benefits on interest-sensitive life and investment-type contract liabilities are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. The Company reinsures asset-intensive products, including annuities and corporate-owned life insurance. The investment portfolios for these products are segregated for management purposes within the general account of the respective legal entity. The liabilities under asset-intensive insurance contracts or reinsurance contracts reinsured on a coinsurance basis are included in interest-sensitive contract liabilities on the consolidated balance sheets. Asset-intensive contracts principally include individual fixed annuities in the accumulation phase, single premium immediate annuities with no significant life contingency, equity-indexed annuities, individual variable annuities, corporate-owned life, and interest-sensitive whole life insurance contracts. Interest-sensitive contract liabilities are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest less expenses, mortality charges, and withdrawals; and (iii) fair value adjustments relating to business combinations. Liabilities for 101 immediate annuities are calculated as the present value of the expected cash flows, with the locked-in discount rate determined such that there is no gain or loss at inception. Equity-indexed annuity contracts reinsured by the Company allow the contract holder to elect an interest rate return or an equity market component where interest credited is based on the performance of common stock market indices, such as the S&P 500 Index®, the Dow Jones Industrial Average, or the NASDAQ. The equity market option is considered an embedded derivative, similar to a call option, which is reflected at fair value on the consolidated balance sheets in interest-sensitive contract liabilities. The fair value of embedded derivatives is computed based on a projection of future equity option costs using a budget methodology, discounted back to the balance sheet date using current market indicators of volatility and interest rates. Changes in the fair value of the embedded derivatives are included as a component of interest credited on the consolidated statements of income (loss). The Company reviews its estimates of actuarial liabilities for interest-sensitive contract liabilities and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these guarantees and benefits and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur. Unpaid Claims and Claim Expense – Short-Duration Contracts The Company provides reinsurance of medical, disability, life and other products for a fixed period of short-duration, typically one to three years. Under the short-duration insurance accounting model, claims or benefits are recognized when insured events occur, based on the ultimate cost to settle the claim, and are adjusted to reflect changes in estimates during the life of the contract. The estimated cost to settle the claim is based on actuarial assumptions for similar claims. The Company also establishes an incurred but not reported (“IBNR”) liability based on historical reporting patterns. Market Risk Benefits Market risk benefits are contracts or contract features that both provide protection to the contract holder from other-than- nominal capital market risk and expose the Company to other-than-nominal capital market risk. Market risk benefits are measured at fair value using an option-based valuation model based on current net amounts at risk, market data, Company experience, and other factors. Changes in fair value are recognized in net income each period with the exception of the portion of the change in fair value due to a change in the liability’s instrument-specific credit risk, which is recognized in other comprehensive income (loss). Market risk benefits include the following contract features on certain annuity products that provide minimum guarantees to policyholders: • Guaranteed minimum income benefits (“GMIB”) provide the contract holder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum level of income (annuity) payments. Under the reinsurance treaty, the Company makes a payment to the ceding company equal to the GMIB net amount-at-risk at the time of annuitization. • Guaranteed minimum withdrawal benefits (“GMWB”) guarantee the contract holder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contract holder’s cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). • Guaranteed minimum accumulation benefits (“GMAB”) provide the contract holder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). • Guaranteed minimum death benefits (“GMDB”) provides the beneficiary a guaranteed minimum amount upon the death of the contract holder, regardless of the account balance. The fair values of the GMIB, GMWB, GMDB and GMAB contract features are reflected in market risk benefits and are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges over the lives of the contracts. These projected cash flows incorporate expectations concerning policyholder behavior, such as lapses, withdrawals and benefit selections, and capital market assumptions such as interest rates and equity market volatilities. In measuring the fair value of GMIBs, GMWBs, GMABs and GMDBs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum income, withdrawal and accumulation and death benefits (at inception). The changes in fair value are reported in market risk benefits remeasurement (gains) losses. Any additional fees represent “excess” fees and are reported in other revenues. These variable 102 annuity guaranteed living and death benefits may be more costly than expected in volatile or declining equity markets or falling interest rate markets, causing an increase in market risk benefit liabilities. Deferred Policy Acquisition Costs Costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. Non-commission costs related to the acquisition of new and renewal insurance contracts may be deferred only if they meet the following criteria: • Incremental direct costs of a successful contract acquisition • Portions of employees’ salaries and benefits directly related to time spent performing specified acquisition activities for a contract that has been acquired or renewed • Other costs directly related to the specified acquisition or renewal activities that would not have been incurred had that acquisition contract transaction not occurred DAC related to traditional life and interest-sensitive contracts are grouped by contract type and issue year into cohorts for consistency with the groupings used in estimating the associated liability. DAC is amortized on a constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. The constant level basis used is based on the number of policies or policy face amount of the risk assumed in the reinsurance contract. The constant level bases used for amortization are projected using mortality and actuarial assumptions for policyholder behavior that are based on the Company’s experience, industry data and other factors and are consistent with those used for the liability for future policy benefits. Changes in assumptions are reflected in DAC amortization prospectively, and actual experience relating to number of policies reinsured will likely differ from the experience previously estimated. Eligible deferred policy acquisition costs related to short-duration contracts are capitalized and amortized in proportion to premium. Amortization of DAC is included in policy acquisition costs and other insurance expenses. Reinsurance Ceded Receivables The Company generally reports retrocession activity on a gross basis. Amounts paid or deemed to have been paid for reinsurance are reflected in reinsurance ceded receivables and other. Reinsurance ceded receivables related to long-duration contracts are estimated using mortality, morbidity, and persistency assumptions that are similar to the liability for future policy benefits ceded. The discount rate used to measure the ceded receivable is based on the current yields of an upper-medium grade fixed income instrument. Similar to the liability for future policy benefits, ceded receivables for traditional business are grouped into annual cohorts based on the effective date of the reinsurance contract. Given the unique risks and highly customizable nature of the financial solutions business and pension risk transfer transactions, they are not aggregated with other reinsurance contracts for the purposes of calculating the ceded receivable. Investments Fixed Maturity Securities Fixed maturity securities classified as available-for-sale are reported at fair value and are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Unrealized gains and losses on fixed maturity securities classified as available-for-sale, less applicable deferred income taxes as well as related adjustments to deferred acquisition costs, if applicable, are recorded in other comprehensive income (loss) (“OCI”). Investment income is recognized as it accrues or is legally due. Realized gains and losses on sales of investments are included in investment related gains (losses), net, as are changes in allowance for credit losses and impairments. The cost of investments sold is primarily determined based upon the specific identification method. 103

Equity Securities Equity securities are carried at fair value and realized and unrealized gains and losses are included in investment related gains (losses), net. Mortgage Loans Mortgage loans are carried at unpaid principal balances, net of any unamortized premium or discount, unamortized balance of loan origination fees and expenses, and allowance for credit losses. Interest income is accrued on the principal amount of the mortgage loan based on its contractual interest rate. Amortization of premiums, discounts, and loan origination fees are recorded using the effective yield method. The Company accrues interest on loans until it is probable the Company will not receive interest, or the loan is 90 days past due. Interest income, amortization of premiums, accretion of discounts, amortization of loan origination fees and prepayment fees are reported in net investment income. Policy Loans Policy loans are reported at the unpaid principal balance. Interest income on such loans is recorded as earned using the contractually agreed-upon interest rate. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. Funds Withheld at Interest Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance (“modco”) basis and agreements written on a coinsurance funds withheld basis, assets that support the net statutory reserves or as defined in the treaty, are withheld and legally owned by the ceding company. Interest, recorded in net investment income, accrues to these assets at calculated rates as defined by the treaty terms. Changes in the value of the equity options held within the funds withheld portfolio associated with equity-indexed annuity treaties are reflected in net investment income. Limited Partnerships and Real Estate Joint Ventures Limited partnerships and real estate joint ventures, in which the Company has more than a minor influence over the investee’s operations, are reported using the equity method of accounting. The Company generally recognizes its share of the investee’s earnings in net investment income on a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period. Limited partnerships, in which the Company has a minor ownership interest in or virtually no influence over the investee’s operations, are primarily carried at estimated fair value. If a readily determinable fair value is not available, the Company uses the net asset value ("NAV") per share. Changes in estimated fair value are included in investment related gains (losses), net. Certain other limited partnerships are carried at cost less impairment. Short-Term Investments Short-term investments represent investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Interest on short-term investments is recorded in net investment income. Other Invested Assets In addition to derivative contracts discussed below, other invested assets include Federal Home Loan Bank common stock, unit- linked investments, lifetime mortgages, and real estate held for investment. FHLB common stock is carried at cost. The fair value option (“FVO”) was elected for contractholder-directed investments supporting unit-linked variable annuity type liabilities that do not qualify for presentation and reporting as separate accounts. Changes in estimated fair value of unit-linked investments are included in net investment income. Lifetime mortgages are carried at unpaid principal balances, net of any unamortized premium or discount, unamortized balance of loan origination fees and expenses, and allowance for credit losses. Interest income is accrued on the principal amount of the lifetime mortgage based on its contractual interest rate. Real estate held for investment, including related improvements, is carried at cost less accumulate depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the property. The Company’s real estate held for investment is primarily acquired upon foreclosure of mortgage loans and is recorded at estimated fair value at the time of foreclosure. The carrying value of real estate held for investment is adjusted for impairments whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded in investment related gains (losses), net. 104

Securities Lending and Repurchase/Reverse Repurchase Agreements The Company participates in securities lending programs whereby securities, which are not reflected on the Company’s consolidated balance sheets, are borrowed from third parties. The borrowed securities are used to provide collateral under affiliated reinsurance transactions. The Company is generally required to maintain a minimum of 100% to 110% of the fair value, or par value under certain programs, of the borrowed securities as collateral. The collateral generally consists of securities pledged to the third parties or rights to reinsurance treaty cash flows. If cash flows from the reinsurance treaties are insufficient to maintain the minimum collateral requirement, the Company may substitute cash or securities to meet the requirement. The Company participates in a securities lending program whereby securities, reflected as investments on the Company’s consolidated balance sheets, are loaned to a third party. In return, the Company receives securities from the third party, with an estimated fair value generally equal to 105% of the securities lent. The securities received as collateral are not reflected on the Company’s consolidated balance sheets. The Company participates in repurchase/reverse repurchase programs whereby securities, reflected as investments on the Company’s consolidated balance sheets, are sold to third parties. In return, the Company purchases securities from the third parties. Under the agreements the Company’s value of the securities sold is generally equal to 100% to 105% of the estimated fair value of the securities purchased. The securities purchased under reverse repurchase agreements are not reflected on the Company’s consolidated balance sheets. Securities sold under such transactions may be sold or re-pledged by the transferee. The Company participates in repurchase programs, whereby securities, reflected as investments on the Company’s consolidated balance sheets are sold to a third party. Under these agreements, the Company receives cash in an amount generally equal to 72% to 100% of the estimated fair value of the securities sold at the inception of the transaction, with a simultaneous agreement to repurchase such securities at a future date or on demand in an amount equal to the cash initially received plus interest. The Company monitors the ratio of the cash held to the estimated fair value of the securities sold throughout the duration of the transaction and additional cash or securities are provided or obtained as necessary. Securities sold under such transactions may be sold or re-pledged by the transferee. The obligation to repurchase bonds is reflected in other liabilities. Allowance for Credit Losses and Impairments Fixed Maturity Securities The Company identifies fixed maturity securities that could result in a credit loss by monitoring market events that could impact issuers’ credit ratings, business climates, management changes, litigation, government actions and other similar factors. The Company also monitors late payments, pricing levels, rating agency actions, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. The Company reviews all securities to determine whether a decline in fair value below amortized cost has resulted from a credit loss and whether an allowance for credit loss should be recognized. In making this determination, the Company considers relevant facts and circumstances including: (1) the reasons for the decline in fair value; (2) the issuer’s financial position and access to capital; and (3) the Company’s intent to sell a security or whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost that, in some cases, may extend to maturity. If the Company intends to sell a security or it is more likely than not that it would be required to sell a security before the recovery of its amortized cost, less any recorded credit loss, it recognizes an impairment loss in investment related gains (losses), net for the difference between amortized cost and fair value. Credit impairments and changes in the allowance for credit losses on fixed maturity securities are reflected in investment related gains (losses), net, while non-credit impairment losses are recognized in accumulated other comprehensive income (loss) (“AOCI”). The Company estimates the amount of the credit loss component of a fixed maturity security impairment as the difference between amortized cost and the present value of the expected cash flows of the security. The Company excludes accrued interest from the amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The techniques and assumptions for establishing the best estimate cash flows vary depending on the type of security. The asset-backed securities’ cash flow estimates are based on security-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The Company writes off uncollectible fixed maturity securities when (1) it has sufficient information to determine that the issuer of the security is insolvent or (2) it has received notice that the issuer of the security has filed for bankruptcy, and the collectability of the asset is expected to be adversely impacted by the bankruptcy. 105

Mortgage Loans Allowance for credit losses on mortgage loans are computed on an expected loss basis using a model that utilizes probability of default and loss given default methods over the lifetime of the loan. Within the reasonable and supportable forecast period (i.e., typically two years), the allowance for credit losses for mortgage loans is established based on several pool-level loan assumptions, defaults and loss severity, loss expectations for loans with similar risk characteristics and industry statistics. These evaluations are revised as conditions change and new information becomes available. The evaluation also includes the impact of expected changes in future macro-economic conditions. The Company reverts to historical loss information for periods beyond which it believes it is able to develop or obtain reasonable and supportable forecasts of future economic conditions. When individual loans no longer have similar credit risk characteristics of the commercial mortgage loan pool, they are removed from the pool and are evaluated individually for an allowance. Any interest accrued or received on the net carrying amount of the impaired loan is included in net investment income or applied to the principal of the loan, depending on the assessment of the collectability of the loan. Mortgage loans deemed to be uncollectible or that have been foreclosed are charged off against the allowance for credit losses and subsequent recoveries, if any, are credited to the allowance for credit losses. Changes in allowance for credit losses are reported in investment related gains (losses), net. The Company may grant a loan modification related to a borrower’s ongoing financial difficulties. Generally, the types of concessions include reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or a reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any changes in allowance for credit losses recorded in connection with the modification. Through the continuous monitoring process, the Company may have recorded a specific allowance for credit loss prior to when the mortgage loan is modified. Accordingly, the carrying value (after specific allowance for credit loss) before and after modification may not change significantly or may increase if the expected recovery is higher than the pre-modification recovery assessment. Limited Partnerships and Real Estate Joint Ventures The Company considers its limited partnership investments that are carried at cost for impairment when the carrying value of these investments exceeds the fair value. The Company takes into consideration the severity and duration of this excess when deciding if the investment is impaired. For equity method investments (including real estate joint ventures), the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. Derivative Instruments Overview The Company utilizes a variety of derivative instruments including swaps, options, forwards and futures, primarily to manage or hedge interest rate risk, credit risk, inflation risk, foreign currency risk, market volatility and various other market risks associated with its business. The Company does not invest in derivatives for speculative purposes. It is the Company’s policy to enter into derivative contracts primarily with highly rated parties. See Note 12 – “Derivative Instruments” for additional detail on the Company’s derivative positions. Accounting and Financial Statement Presentation of Derivatives Derivatives are carried on the Company’s consolidated balance sheets primarily in other invested assets or other liabilities, at fair value. Certain derivatives are subject to master netting provisions and reported as a net asset or liability. On the date a derivative contract is executed, the Company designates the derivative as (1) a fair value hedge, (2) a cash flow hedge, (3) a net investment hedge in a foreign operation or (4) free-standing derivatives held for other risk management purposes, which primarily involve managing asset or liability risks associated with the Company’s reinsurance treaties that do not qualify for hedge accounting. Changes in the fair value of free-standing derivative instruments, which do not receive accounting hedge treatment, are primarily reflected in investment related gains (losses), net. Hedge Documentation and Hedge Effectiveness To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a fair value hedge; (ii) a cash flow hedge; or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the 106 hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Under a fair value hedge, changes in the fair value of the hedging derivative are reported within the same line item in the consolidated statements of income as changes in the fair value of the hedged item related to the designated risk being hedged. The fair values of the hedging derivatives are exclusive of any accruals that are separately reported within the consolidated statements of income to match the location of the hedged item. Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within AOCI and the deferred gains or losses on the derivative are reclassified into the consolidated statements of income when the Company’s earnings are affected by the variability in cash flows of the hedged item. The fair values of the hedging derivatives are exclusive of any accruals that are separately reported within investment income or interest expense to match the location of the hedged item. In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within AOCI consistent with the translation adjustment for the hedged net investment in the foreign operation. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument. When hedge accounting is discontinued because it is determined that the derivative is not highly effective, the derivative continues to be carried in the consolidated balance sheets at fair value, with changes in fair value recognized in investment related gains (losses), net. The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction occurrence is still probable, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the consolidated statements of income when the Company’s earnings are affected by the variability in cash flows of the hedged item. When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in investment related gains (losses), net. Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in investment related gains (losses), net. In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the consolidated balance sheets, with changes in its estimated fair value recognized in the current period as investment related gains (losses), net. Embedded Derivatives The Company reinsures certain annuity products that contain terms that are deemed to be embedded derivatives, primarily equity-indexed annuities. The Company assesses reinsurance contract terms to identify embedded derivatives, which are required to be bifurcated under the general accounting principles for Derivatives and Hedging. If the contract is not reported for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for separately. Reinsurance treaties written on a modco or funds withheld basis are subject to the general accounting principles for Derivatives and Hedging related to embedded derivatives. The Company’s funds withheld at interest assets and liabilities are associated with its reinsurance treaties structured on a modco or funds withheld basis, the majority of which were subject to the general accounting principles for Derivatives and Hedging related to embedded derivatives. The valuation of embedded derivatives is sensitive to the investment credit spread environment. Changes in investment credit spreads are also affected by the application of a credit valuation adjustment (“CVA”). The fair value calculation of an embedded derivative in an asset position utilizes a CVA based on the ceding company’s or retrocessionaire’s credit risk. Conversely, the fair value calculation of an embedded derivative in a liability position utilizes a CVA based on the Company’s credit risk. Generally, an increase in investment credit spreads, ignoring changes in the CVA, will have a negative impact on the fair value of the embedded derivative (decrease in income). The fair value of the embedded derivative assets and liabilities are included in the funds withheld at interest and funds withheld payable, respectively. The embedded derivatives are included funds withheld at interest and funds withheld payable on the consolidated balance sheet, and the change in the fair value of the embedded derivatives is recorded in investment related gains (losses), net. 107

The Company has entered into various financial reinsurance treaties on a funds withheld and modco basis. These treaties do not transfer significant insurance risk and are recorded on a deposit method of accounting with the Company earning a net fee. As a result of the experience refund provisions contained in these treaties, the value of the embedded derivatives in these contracts is currently considered immaterial. The Company monitors the performance of these treaties on a quarterly basis. Significant adverse performance or losses on these treaties may result in a loss associated with the embedded derivative. Fair Value Measurements General accounting principles for Fair Value Measurements and Disclosures define fair value, establish a framework for measuring fair value, establish a fair value hierarchy based on the inputs used to measure fair value and enhance disclosure requirements for fair value measurements. In compliance with these principles, the Company has categorized its assets and liabilities, based on the priority of the inputs to the valuation technique, into a three level hierarchy or separately for assets measured using the net asset value (“NAV”). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the second highest priority to quoted prices in markets that are not active or inputs that are observable either directly or indirectly (Level 2) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the asset or liability. See Note 13 – “Fair Value of Assets and Liabilities” for further details on the Company’s assets and liabilities recorded at fair value. Income Taxes The U.S. consolidated tax return includes the operations of RGA and all eligible subsidiaries. The Company’s foreign subsidiaries are taxed under applicable local statutes. The Company provides for federal, state and foreign income taxes currently payable, as well as those deferred due to temporary differences between the tax basis of assets and liabilities and the reported amounts and are recognized in net income or in certain cases in other comprehensive income (loss). The Company’s accounting for income taxes represents management’s best estimate of various events and transactions considering the laws enacted as of the reporting date. Deferred tax assets and liabilities are measured by applying the relevant jurisdictions’ enacted tax rate for the period in which the temporary differences are expected to reverse to the temporary difference change for that period. The Company will establish a valuation allowance if management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. The Company has deferred tax assets including those related to foreign tax credits, net operating, and capital losses. The Company has projected its ability to utilize its deferred tax assets and established a valuation allowance on the portion of the deferred tax assets the Company believes more likely than not will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such a determination, consideration is given to, among other things, the following: (i) taxable income in prior carryback years; (ii) future reversals of existing taxable temporary differences; (iii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iv) tax planning strategies. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur. It is the Company’s policy to account for global intangible low-taxed income (“GILTI”) as a period cost. The Company reports uncertain tax positions in accordance with generally accepted accounting principles. In order to recognize the benefit of an uncertain tax position, the position must meet the more likely than not criteria of being sustained. Unrecognized tax benefits due to tax uncertainties that do not meet the more likely than not criteria are included within income tax liabilities and are charged to earnings in the period that such determination is made. The Company classifies interest related to tax uncertainties as interest expense whereas penalties related to tax uncertainties are classified as a component of income tax. See Note 14 – “Income Tax” for further discussion including the impact of the December 27, 2023, enactment of the Bermuda corporate income tax regime and enactment of numerous Organization for Economic Cooperation Pillar II regimes. 108

Other Accounting Policies Cash and Cash Equivalents Cash and cash equivalents include cash on deposit and highly liquid debt instruments purchased with an original maturity of three months or less. Other Reinsurance Balances The Company assumes and retrocedes financial reinsurance contracts that do not expose it to a reasonable possibility of loss from insurance risk. These contracts are reported as deposits and are included in other reinsurance assets/liabilities. The amount of revenue reported in other revenues on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement. Assets and liabilities are reported on a net or gross basis, depending on the specific details within each treaty. Reinsurance agreements reported on a net basis, where a legal right of offset exists, are generally included in other reinsurance balances on the consolidated balance sheets. Balances resulting from the assumption and/or subsequent transfer of benefits and obligations resulting from cash flows related to variable annuities have also been classified as other reinsurance balance assets and/or liabilities. Other reinsurance assets are included in premiums receivable and other reinsurance balances while other reinsurance liabilities are included in other reinsurance balances. Acquired Intangibles Value of Distribution Agreements and Customer Relationships Acquired Value of distribution agreements (“VODA”) is reported in other assets and represents the present value of future profits associated with the expected future business derived from the distribution agreements. Value of customer relationships acquired (“VOCRA”) is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. VODA is amortized over a useful life of 15 years and VOCRA is also amortized over a 15 year period in proportion to expected revenues generated, with amortization included in policy acquisition costs and other insurance expenses. Each year the Company reviews VODA and VOCRA to determine the recoverability of these balances. VODA and VOCRA totaled approximately $6 million and $12 million as of December 31, 2023 and 2022, respectively. Other Acquired Intangible Assets Other acquired intangibles are reported in other assets and primarily represent intangibles and licenses acquired through the Company’s acquisition of service and technology oriented companies in an effort to both support its clients and generate new future revenue streams. Other acquired intangible assets are amortized using the straight-line method over the estimated useful life of 10 to 15 years, with amortization included in other operating expenses. Each year the Company reviews other acquired intangibles to determine the recoverability of these balances. Other acquired intangibles totaled approximately $11 million and $14 million as of December 31, 2023 and 2022, respectively. Property, Equipment, Leasehold Improvements and Computer Software Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property, from one to seven years for leasehold improvements, and from three to seven years for all other property and equipment. The property, equipment and leasehold improvements totaled $279 million and $270 million as of December 31, 2023 and 2022, respectively. Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Amortization of software costs is recorded on a straight-line basis over periods ranging from three to ten years. Carrying values are reviewed at least annually for indicators of impairment in value. Unamortized computer software costs were $137 million and $138 million at December 31, 2023 and 2022, respectively. 109

Operating Joint Ventures The Company has made investments in certain joint ventures that are strategic in nature and made other than for the sole purpose of generating investment income. These investments are reported under the equity method of accounting and are included in other assets. The Company’s share of earnings from these joint ventures is reported in other revenues on the consolidated statements of income. The Company’s investments in operating joint ventures do not have a material effect on the Company’s results of operations and financial condition, and as a result no additional disclosures have been presented. Funds Withheld Payable The Company has entered into reinsurance agreements under which it records a funds withheld payable that contains an embedded derivative. The fair value of the embedded derivative is estimated based on the fair value of the assets withheld that support the funds withheld payable. The change in the fair value of the embedded derivative is included in investment related gains (losses), net and investment income earned on the withheld assets is included in other insurance expenses. Other Liabilities Other liabilities primarily include investments in transit, separate accounts, employee benefits, and cash collateral received on derivative positions. Foreign Currency Translation Assets, liabilities and results of foreign operations are recorded based on the functional currency of each foreign operation. The determination of the functional currency is based on economic facts and circumstances pertaining to each foreign operation. The Company’s material functional currencies are the U.S. dollar, Canadian dollar, British pound, Australian dollar, Japanese yen, Korean won, Euro and South African rand. The translation of the functional currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using weighted-average exchange rates during each year. Gains or losses, net of applicable deferred income taxes, resulting from such translation are included in accumulated currency translation adjustments, in AOCI until the underlying functional currency operation is sold or substantially liquidated. Equity Based Compensation The Company expenses the fair value of stock awards included in its incentive compensation plans. The fair value of the award is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to additional paid-in-capital in stockholders’ equity, and stock-based compensation expense is reflected in other operating expenses. Earnings Per Share Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share include the dilutive effects assuming the exercise or issuance of stock awards. NOTE 3 IMPACT OF NEW ACCOUNTING STANDARD As discussed in Note 1, the Company adopted ASU 2018-12 during the first quarter of 2023. The updated guidance materially changed how the Company accounts for its long-duration insurance contracts. Below is a summary of the impact of adopting ASU 2018-12: • For the liability for future policy benefits, the net transition adjustment recorded in accumulated other comprehensive income (loss) is related to the difference in the discount rate used prior to the adoption of ASU 2018-12 and the discount rate at January 1, 2021, and the removal of shadow adjustments previously recorded in accumulated other comprehensive income (loss) for the impact of unrealized gains and losses that were included in the expected gross profits amortization calculation as of the transition date of $8,593 million, pretax. • At transition, the Company identified certain cohorts in its Traditional segments where the present value of future expected benefits and expenses exceeded the sum of existing benefit reserve and the present value of future gross premiums, resulting in a decrease to retained earnings, net of reinsurance (and a corresponding increase in the liabilities for future policy benefits and reinsurance recoverable) of approximately $1,462 million, pretax. See “Impact of Adoption by Segment” for the transition impact by reportable segment. • At transition, the Company identified certain cohorts, primarily longevity swaps, where the present value of future premiums exceeded the present value of future benefits resulting in a negative liability. The elimination of the negative liability at transition resulted in a decrease to retained earnings (and a corresponding increase in the liabilities for 110

Equity Derivatives Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products. To hedge against adverse changes in equity indices, the Company buys put options. The contracts are net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity futures are used primarily to economically hedge liabilities embedded in certain variable annuity products. With exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the relevant stock indices. The Company posts variation margin on a daily basis in an amount equal to the difference between the daily estimated fair values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Credit Derivatives The Company sells protection under single name credit default swaps and credit default swap index tranches, as well as other credit derivatives, to diversify its credit risk exposure in certain portfolios and, in combination with purchasing securities, to replicate characteristics of similar investments based on the credit quality and term of the credit default swap. Credit default triggers for indexed reference entities and single name reference entities are defined in the contracts. The Company’s maximum exposure to credit loss equals the notional value for credit default swaps. In the event of default of a referencing entity, the Company is typically required to pay the protection holder the full notional value less a recovery amount determined at auction. Other Derivatives Consumer price index (“CPI”) swaps are used by the Company primarily to economically hedge liabilities embedded in certain insurance products where value is directly affected by changes in a designated benchmark consumer price index. With a CPI swap transaction, the Company agrees with another party to exchange the actual amount of inflation realized over a specified period of time for a fixed amount of inflation determined at inception. These transactions are executed pursuant to master agreements that provide for a single net payment or individual gross payments to be made by the counterparty at each due date. Most of these swaps will require a single payment to be made by one counterparty at the maturity date of the swap. The Company sells fee-based synthetic guaranteed investment contracts (“GICs”) to retirement plans that include investment- only, stable value contracts. The assets are owned by the trustees of such plans, who invest the assets under the terms of investment guidelines to which the Company agrees. The contracts contain a guarantee of a minimum rate of return on participant balances supported by the underlying assets, and a guarantee of liquidity to meet certain participant-initiated plan cash flow requirements. These contracts are reported as derivatives and recorded at fair value. The Company has certain embedded derivatives that are required to be separated from their host contracts and reported as derivatives. Host contracts include reinsurance treaties structured on a modco or funds withheld basis. Additionally, the Company reinsures equity-indexed annuity contracts with benefits that are considered embedded derivatives. The changes in fair values of embedded derivatives on equity-indexed annuities described below relate to changes in the fair value associated with capital market and other related assumptions. 149

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below. Fixed Maturity Securities – The fair values of the Company’s publicly-traded fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the vendor that is highest in the hierarchy for the respective asset type. To validate reasonableness, prices are periodically reviewed as explained above. Consistent with the fair value hierarchy described above, securities with quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of fair value, non-binding broker quotes are used, if available. If the Company concludes that the values from both pricing services and brokers are not reflective of fair value, an internally developed valuation may be prepared; however, this occurs infrequently. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These valuations may use significant unobservable inputs, which reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset. Observable market data may not be available in certain circumstances such as market illiquidity and credit events related to the security. Internally developed valuations and non-binding broker quotes are generally based on significant unobservable inputs and are reflected as Level 3 in the valuation hierarchy. The inputs used in the valuation of corporate and government securities include, but are not limited to standard market observable inputs that are derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately placed issues that incorporate the credit quality and industry sector of the issuer. For internal pricing of private placements and structured securities, valuation is based primarily on matrix pricing or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, transaction performance and vintage of loans. When observable inputs are not available, the market standard valuation techniques for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data, such as market illiquidity. Other significant unobservable inputs used in the fair value measurement of the Company’s private debt investments include a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”). These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and are believed to be consistent with what other market participants would use when pricing such securities. Equity Securities – Equity securities consist principally of common and preferred stock of publicly and privately traded companies. The fair values of publicly traded equity securities are primarily based on quoted market prices in active markets and are classified within Level 1 in the fair value hierarchy. Non-binding broker quotes and internally developed evaluations for equity securities are generally based on significant unobservable inputs and are reflected as Level 3 in the fair value hierarchy. Embedded Derivatives – The fair value of embedded derivative liabilities, including those calculated by third parties, are monitored through the use of attribution reports to quantify the effect of underlying sources of fair value change, including capital market inputs based on policyholder account values, interest rates and short-term and long-term implied volatilities, from period to period. Actuarial assumptions are based on experience studies performed internally in combination with available industry information and are reviewed on a periodic basis, at least annually. For embedded derivative liabilities associated with the underlying products in reinsurance treaties, primarily equity-indexed and variable annuity treaties, the Company utilizes a discounted cash flow model, which includes an estimate of future equity option purchases and an adjustment for a CVA. The variable annuity embedded derivative calculations are performed by third parties based on methodology and input assumptions provided by the Company. To validate the reasonableness of the resulting fair value, the Company’s internal actuaries perform reviews and analytical procedures on the results. The capital market inputs to the model, such as equity indexes, short-term equity volatility and interest rates, are generally observable. The valuation also requires certain significant inputs, which are generally not observable and accordingly, the valuation is considered Level 3 in the fair value hierarchy, 157

The fair value of embedded derivatives associated with funds withheld reinsurance treaties is determined based upon a total return swap technique with reference to the fair value of the investments held by the ceding company that support the Company’s funds withheld at interest asset with an adjustment for a CVA. The fair value of the underlying assets is generally based on a variety of sources and pricing methodologies chosen by the ceding company, which are not transparent to the Company and may include significant unobservable inputs. Additionally, some of the valuations also require certain significant inputs, which are generally not observable. Therefore, the valuation of the embedded derivative assets and liabilities associated with these funds withheld reinsurance treaties are considered Level 3 in the fair value hierarchy. Where those funds withheld reinsurance agreements are ceded by the Company, the same approach is taken to valuing the embedded derivatives associated with the funds withheld at interest liability. Credit Valuation Adjustment – The Company bases its CVA on corporate Option-adjusted spread (“OAS”) indexes and market conditions adjusted for the Company’s specific factors. The input assumptions are a combination of externally derived and publicly available information, corporate OAS indexes, market inputs, and internally developed data based on Company specific investments by rating category. Funds Withheld at Interest – Funds withheld at interest, elected at fair value on a limited basis, include assets where inputs are not observable in the market and are considered Level 3 in the fair value hierarchy. Cash Equivalents and Short-Term Investments – Cash equivalents and short-term investments include money market instruments and other highly liquid debt instruments which are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The fair value of certain other cash equivalents and short-term investments, such as bonds with original maturities twelve months or less, are based upon other market observable data and are typically classified as Level 2. However, certain short-term investments may incorporate significant unobservable inputs resulting in a Level 3 classification. Various time deposits, certificates of deposit and sweeps carried as cash equivalents or short-term investments are not measured at estimated fair value and therefore are excluded from the tables presented. Other – FVO contractholder-directed investments supporting unit-linked variable annuity type liabilities consist of fixed maturity securities. The fair value of the fixed maturity contractholder-directed securities is determined on a basis consistent with the methodologies described above for fixed maturity securities and are classified within Level 2 of the hierarchy. Derivative Assets and Derivative Liabilities – All of the derivative instruments utilized by the Company are classified within Level 2 on the fair value hierarchy. These derivatives are principally valued using an income approach. Valuations of interest rate contracts are based on present value techniques, which utilize significant inputs that may include the swap yield curve, Secured Overnight Financing Rate (“SOFR”) basis curves, Overnight Index Swaps curves, and repurchase rates. Valuations of foreign currency contracts are based on present value techniques, which utilize significant inputs that may include the swap yield curve, currency spot rates, and cross currency basis curves. Valuations of credit contracts are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves, and recovery rates. Valuations of equity market contracts are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels, and dividend yield curves. Valuations of equity market contracts, option-based, are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves, and equity volatility. 158 for taxable industrial revenue bonds (the “bonds”), in a series of bond issuances during 2013 and 2014, with a maximum amount of $150 million. As a result, the Company was able to reduce the cost of constructing and operating its world headquarters by reducing certain state and local tax expenditures. The Company simultaneously leased the world headquarters from the County and has an option to purchase the world headquarters for a nominal fee upon tendering the bonds back to the County. The payments due to the Company under the terms of the bonds and the amounts owed by the Company under the terms of the lease agreement qualify for the right of offset under GAAP. As such, neither the bonds nor the lease obligation is recorded on the consolidated balance sheets as an asset or liability, respectively. The world headquarters is recorded as an asset of the Company in “Other assets” on the consolidated balance sheets. Funding Agreements Federal Home Loan Bank (“FHLB”) of Des Moines The Company is a member of the FHLB and, through membership, has issued funding agreements to the FHLB in exchange for cash advances. As of December 31, 2023 and 2022, the Company had $1.1 billion and $1.3 billion, respectively, of FHLB funding agreements outstanding. The Company is required to provide collateral in excess of the funding agreement amounts outstanding, considering any discounts to the securities posted and prepayment penalties. Funding Agreement Backed Notes The Company’s Funding Agreement Backed Notes (“FABN”) program allows RGA Global Funding, a special-purpose, unaffiliated statutory trust, to offer its senior secured medium-term notes to investors. RGA Global Funding uses the net proceeds from each sale to purchase one or more funding agreements from the Company. As of December 31, 2023 and 2022, the Company had $1.3 billion and $900 million of FABN agreements outstanding, which are included within interest-sensitive contract liabilities. In January 2024, the Company issued additional FABN agreements totaling $700 million. Contingencies Litigation The Company is subject to litigation and regulatory investigations or actions from time to time. Based on current knowledge, management does not believe that loss contingencies arising from pending legal, regulatory and governmental matters will have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, in light of the inherent uncertainties involved in future or pending legal, regulatory and governmental matters, some of which are beyond the Company’s control, and indeterminate or potentially substantial amount of damages sought in any such matters, an adverse outcome could be material to the Company’s financial condition, results of operations or cash flows for any particular reporting period. A legal reserve is established when the Company is notified of an arbitration demand, litigation or regulatory action or is notified that an arbitration demand, litigation or regulatory action is imminent, it is probable that the Company will incur a loss as a result and the amount of the probable loss is reasonably capable of being estimated. Other Contingencies The Company indemnifies its directors and officers as provided in its charters and by-laws. Since this indemnity generally is not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under this indemnity in the future. Guarantees Statutory Reserve Support Certain RGA subsidiaries have committed to provide statutory reserve support to third-parties, in exchange for a fee, by funding loans if certain defined events occur. Such statutory reserves are required under the U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX for term life insurance policies and Regulation A-XXX for universal life secondary guarantees). In addition, certain subsidiaries have also committed to provide capital support to a third-party, in exchange for a fee, by agreeing to assume real estate leases in the event of a severe and prolonged decline in the commercial lease market. Upon assumption of a lease, the Company would recognize a right to use asset and lease obligation. As of December 31, 2023, the Company does not believe that it will be required to provide any funding under these commitments as the occurrence of the defined events is considered remote. The following table presents the maximum potential obligation for these commitments as of December 31, 2023 (dollars in millions): 173 companies in meeting applicable regulatory requirements while enhancing their financial strength and regulatory surplus position. The Canada Traditional segment is primarily engaged in individual life reinsurance, and to a lesser extent creditor, group life and health, critical illness and disability reinsurance, through yearly renewable term and coinsurance agreements. The Canada Financial Solutions segment concentrates on assisting clients with longevity risk transfer structures within underlying annuities and pension benefit obligations and provides capital solutions to assist clients in meeting applicable regulatory requirements while enhancing their financial strength and regulatory surplus position through financial reinsurance and other capital solutions structures. The Europe, Middle East and Africa Traditional segment provides individual and group life and health products through yearly renewable term and coinsurance agreements, reinsurance of critical illness coverage that provides a benefit in the event of the diagnosis of a pre-defined critical illness and underwritten annuities. The Europe, Middle East and Africa Financial Solutions segment provides longevity, asset-intensive and financial reinsurance. Longevity reinsurance takes the form of closed block annuity reinsurance and longevity swap structures. The Asia Pacific Traditional segment provides individual and group life and health reinsurance, critical illness coverage, disability and superannuation through yearly renewable term and coinsurance agreements. The Asia Pacific Financial Solutions segment provides financial reinsurance, asset-intensive and certain disability and life blocks. Corporate and Other revenues primarily include investment income from unallocated invested assets, investment related gains and losses and service fees. Corporate and Other expenses consist of the offset to capital charges allocated to the operating segments within the policy acquisition costs and other insurance income line item, unallocated overhead and executive costs, interest expense related to debt, and the investment income and expense associated with the Company’s collateral finance and securitization transactions and service business expenses. Additionally, Corporate and Other includes results that, among other activities, develop and market technology, and provide consulting and outsourcing solutions for the insurance and reinsurance industries. The Company invests in this area in an effort to both support its clients and accelerate the development of new solutions and services to increase consumer engagement within the life industry. The accounting policies of the segments are the same as those described in Note 2 – “Significant Accounting Policies and Pronouncements.” The Company measures segment performance primarily based on profit or loss from operations before income taxes. There are no intersegment reinsurance transactions and the Company does not have any material long-lived assets. The Company allocates capital to its segments based on an internally developed economic capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model considers the unique and specific nature of the risks inherent in the Company’s businesses. As a result of the economic capital allocation process, a portion of investment income is attributed to the segments based on the level of allocated capital. In addition, the segments are charged for excess capital utilized above the allocated economic capital basis. This charge is included in policy acquisition costs and other insurance expenses. 176

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Stockholders of Reinsurance Group of America, Incorporated Chesterfield, Missouri Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting. Change in Accounting Principle As discussed in Notes 1 and 3 to the financial statements, the Company has changed its method of accounting for long duration insurance products in 2023 due to the adoption of Accounting Standards Update No. 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, retrospectively with a transition date of January 1, 2021. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Premiums receivable and other reinsurance balances - Refer to Note 2 to the financial statements Critical Audit Matter Description Premiums are accrued when due and in accordance with information received from the ceding company. When the Company enters into a new reinsurance agreement, the methodology to record estimated premiums receivable is based on the terms of the reinsurance treaty. Similarly, when a ceding company fails to report information on a timely basis, the methodology used by the Company to record estimated premiums receivable is based on the terms of the reinsurance treaty and historical experience. Given the significant judgment used in determining estimated premiums receivable, auditing the actual methodologies and estimates required a high degree of auditor judgment and an increased extent of effort. How the Critical Audit Matter Was Addressed in the Audit 185

Our audit procedures related to management’s estimation of premiums receivable included the following, among others: • We tested the effectiveness of controls that address management’s estimation of accrued premiums receivable. • We tested management’s historical accuracy of estimation by comparing a selection of premiums received during the year to previously-reported premiums receivable. • For a selection of management’s premiums receivable estimates, we compared our independently-developed expectation to management’s estimate. • We utilized statistical analysis to identify outliers in the population for further testing. Actuarial Assumptions - Refer to Notes 2, 5, 8 and 13 to the financial statements Critical Audit Matter Description The estimated valuation of future policy benefits market risk benefits, and embedded derivatives are measured based on actuarial methodologies and underlying economic and future policyholder behavior assumptions. Significant judgment was involved in the setting of the future policyholder behavior assumptions used to determine the estimated valuation of future policy benefits, market risk benefits, and embedded derivatives. These assumptions include mortality, longevity, and withdrawal (lapse), among others. Given the significant estimation uncertainty and complexity of the Company’s actuarial assumptions, auditing these estimates required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the assumptions used by management to estimate the valuation of future policy benefits, market risk benefits, and embedded derivatives included the following, among others: • We tested the effectiveness of controls, including those related to the performance of experience studies and the setting of best estimate assumptions. • We tested the accuracy and completeness of the underlying data that served as the basis for the estimated assumptions. • With the assistance of our actuarial specialists, we assessed the reasonableness of assumptions used in developing the estimates by comparing conclusions reached by management to the related experience study results and industry experience, as applicable. Fair Value – Level 3 Fixed Maturity Securities – Refer to Notes 13 to the financial statements Critical Audit Matter Description The Company has certain fixed maturity securities that are not actively traded and classified as Level 3 assets. Since such securities trade infrequently and have little or no price transparency, the Company’s market standard valuation techniques for determining the estimated fair value of such securities rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. The determination of these unobservable inputs involves significant management judgment and estimation and typically cannot be supported by reference to market activity. Auditing of unobservable inputs used by management to estimate the fair value of Level 3 securities required a high degree of auditor judgement and an increased extent of effort, including the involvement of our fair value specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the proprietary models and unobservable inputs used by management to estimate the fair value of Level 3 securities included the following, among others: • We tested the effectiveness of controls, including those surrounding the valuation of Level 3 securities. • We obtained an understanding and evaluated the appropriateness of the Company’s pricing sources. • For a selection of securities, we compared the accuracy of the Company’s estimated fair value price to a price independently developed by our fair value specialists. /s/ DELOITTE & TOUCHE LLP 186

St. Louis, Missouri February 26, 2024 We have served as the Company’s auditor since 2000. 187

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. Item 9A. CONTROLS AND PROCEDURES The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective. There was no change in the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management’s Annual Report on Internal Control Over Financial Reporting Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of internal control include providing management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Financial management has documented and evaluated the effectiveness of the internal control of the Company as of December 31, 2023 pertaining to financial reporting in accordance with the criteria established in “Internal Control – Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission. In the opinion of management, the Company maintained effective internal control over financial reporting as of December 31, 2023. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. 188

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Stockholders of Reinsurance Group of America, Incorporated Chesterfield, Missouri Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Reinsurance Group of Americas Incorporated and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 26, 2024, expressed an unqualified opinion on those consolidated financial statements and financial statement schedules. Basis of Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ DELOITTE & TOUCHE LLP St. Louis, Missouri February 26, 2024 189

Item 9B. OTHER INFORMATION During the three months ended December 31, 2023, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement.” Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable Part III Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE Information with respect to Directors of the Company will be found in the Proxy Statement under the captions “Board of Directors and Corporate Governance” and “Stock Ownership” and is incorporated herein by reference. Executive Officers The following is certain additional information concerning each individual who is an executive officer of the Company or its primary U.S.-based operating subsidiary, RGA Reinsurance Company. Leslie Barbi, 57, is Executive Vice President, Chief Investment Officer of the Company. She is also a member of the Company’s Executive Committee. Prior to joining RGA in 2020, Ms. Barbi served as Executive Officer – Senior Vice President, Head of Public Investments for Northwestern Mutual Life Insurance Company. Prior to that, she was the Senior Managing Director, Head of Public Fixed Income at The Guardian Life Insurance Company of America. Earlier in her career, Ms. Barbi held senior positions at Goldman Sachs Asset Management and at Pacific Investment Management Company (PIMCO). Mark Brooks, 54, is Executive Vice President, Chief Information Officer of the Company. He manages the Company’s global information technology operations and is a member of the Company’s Executive Committee. Mark joined RGA in 2023 from Centene Corporation, where he served as Executive Vice President and Chief Technology and Transformation Officer. Prior to Centene, Mark held a variety of positions at Health Net, Inc., California-based health insurer, including Director of Web Development, Vice President of Applications Development, and Chief Technology Officer. Mark started his career at Accenture (formerly Andersen Consulting). Mark holds a Bachelor of Arts (B.A.) in Economics and Communications from the University of California, Davis, and a Master of Business Administration (MBA) degree from the UC Davis Graduate School of Management. Tony Cheng, 49, is President and Chief Executive Officer of the Company and is a member of RGA’s Executive Committee. He has been Chief Executive Officer since January 1, 2024, and was named President in January 2023. Prior to this appointment, he served as Executive Vice President, Head of Asia, Australia and EMEA. He joined RGA in 1997 as Chief Actuary of Malaysian Life Reinsurance Group Berhad, the Company’s joint venture with the Life Insurance Association of Malaysia. In 2004, Mr. Cheng was named Chief Executive Officer of the Hong Kong office, responsible for all business activity in Hong Kong and Southeast Asia, and in 2011, was appointed Senior Vice President, Asia, an expanded role incorporating overall management of RGA’s Asia operations. In 2021 Mr. Cheng assumed responsibility for the Company’s Australia and EMEA operations. John W. Hayden, 57, is Executive Vice President, Controller. Mr. Hayden joined the Company in 2000 and held the position of Vice President, SEC Reporting and Investor Relations prior to his current role. Before coming to RGA, Mr. Hayden served in a finance position at General American Life Insurance Company and prior to that position, he was a senior manager at KPMG LLP, in the financial services audit practice, specializing in the insurance industry. Mr. Hayden also serves as a director and officer of several RGA subsidiaries. Ron Herrmann, 59, is Executive Vice President, Head of Americas for RGA Reinsurance Company. He joined the Company in November 2020 and is a member of RGA’s Executive Committee. Prior to joining RGA, Mr. Herrmann served as Head of both Individual Life and Employee Benefits at Equitable. Mr. Herrmann is a current member of the Board of Directors for both ACLI and LIMRA. Mr. Herrmann is also a Certified Financial Planner. William L. Hutton, 64, is Executive Vice President, General Counsel and Secretary of the Company. He is responsible for legal services provided throughout the RGA enterprise. Mr. Hutton has been advising RGA on legal matters since 1998 and became General Counsel in 2011. In addition, prior to becoming General Counsel, he served as the company’s lead securities, finance and corporate governance counsel and had significant roles in RGA’s successful separation from MetLife in 2008 and 190 the acquisition of ING’s Group Reinsurance in 2009. Prior to joining RGA, Mr. Hutton was in private practice with two law firms in St. Louis, Missouri. He holds a Juris Doctor (J.D.) from Southern Illinois University School of Law and a Bachelor of Science (B.S.) degree in finance from Eastern Illinois University. He is a member of the bar in both Missouri and Illinois. Ray Kleeman, 51, is Executive Vice President, Chief Human Resources Officer, responsible for all of RGA’s global human resource strategies, including organization design, workforce and succession planning, talent acquisition and development, compensation and benefits, diversity and inclusion, and change management. He is also a member of the Company’s Executive Committee. He joined RGA in April 2022 and was previously Senior Vice President, Human Resources at Centene Corporation. Previously, Mr. Kleeman held several global positions with Monsanto Company, Express Scripts, Amgen, and Pfizer. He has a Master of Science (M.S.) and a Ph.D. in organizational psychology, both from Saint Louis University. Todd C. Larson, 60, is Senior Executive Vice President, Chief Financial Officer of the Company. He is also a member of the Company’s Executive Committee. Mr. Larson joined the Company in May 1995 as Controller and held several positions in the finance function, including the position of Executive Vice President, Corporate Finance and Treasurer, before becoming Global Chief Risk Officer in July 2014. Mr. Larson assumed the role of Chief Financial Officer in May 2016. Mr. Larson previously was Assistant Controller at Northwestern Mutual Life Insurance Company from 1994 through 1995 and prior to that position was an accountant for KPMG LLP from 1985 through 1993. Arthur Ozeki, 61, is Executive Vice President, Head of Asia Pacific of the RGA Reinsurance Company, responsible for RGA’s operations across the Asia Pacific region. He is also a member of the Company’s Executive Committee. He joined RGA in 2016 as Senior Vice President and Chief Executive Officer, Japan Branch and subsequently took on other regional responsibilities, before assuming his current role in 2021. Prior to joining RGA, he was Senior Managing Director and Country Head of Japan for Macquarie Capital Securities, and also served on several boards of its infrastructure-related investments. Earlier in his career, Mr. Ozeki held senior positions at J.P. Morgan, UBS Securities Ltd., and Lazard Freres & Co., specializing in cross-border mergers and acquisitions in the automotive, telecommunications, pharmaceutical and financial services industries. He has a Masters of Business Administration from The University of Chicago Graduate School of Business, and a Bachelor of Science in Computer Science and Engineering from the Massachusetts Institute of Technology. Jonathan Porter, 53, is Executive Vice President and Global Chief Risk Officer. He is also a member of the Company’s Executive Committee. Mr. Porter is responsible for the Company’s global enterprise risk management and corporate pricing oversight. Prior to his current role, Mr. Porter previously served in positions of Senior Vice President, Global Analytics and In- Force Management and Chief Pricing Actuary of International Markets. Before joining the Company in 2008, Mr. Porter worked for Manulife Financial as Chief Financial Officer, U.S. Life Insurance. Mr. Porter holds FSA and FCIA designations. Mr. Porter also serves as a director and officer of several RGA subsidiaries. Simon Wainwright, 60, is Executive Vice President, Head of Europe Middle East & Africa (“EMEA”) and is a member of the Company’ Executive Committee. He joined RGA as Managing Director U.K. and Ireland in 2012, being promoted to Head of EMEA in 2019. Mr. Wainwright joined from HSBC, having held a number of roles over 15 years including CEO Insurance, CEO HSBC Bank Ireland and COO Commercial and Corporate Banking. Mr. Wainwright previously held senior insurance and banking roles at Lloyds Banking Group and Nationwide. Mr. Wainwright is a Fellow of the Chartered Banker Institute. Corporate Governance The Company has adopted a Code of Conduct (the “Code”), a Directors’ Code of Business Conduct and Ethics (the “Directors’ Code”), and a Financial Management Code of Professional Conduct (the “Financial Management Code”). The Code applies to all employees and officers of the Company and its subsidiaries. The Directors’ Code applies to directors of the Company and its subsidiaries. The Financial Management Code applies to the Company’s chief executive officer, chief financial officer, corporate controller, primary financial officers in each business unit, and all professionals in finance and finance-related departments. The Company intends to satisfy its disclosure obligations under Item 5.05 of Form 8-K by posting on its website information about amendments to, or waivers from a provision of the Financial Management Code that applies to the Company’s chief executive officer, chief financial officer, and corporate controller. Each of the three Codes described above is available on the Company’s website at www.rgare.com. Also available on the Company’s website are the following other items: Corporate Governance Guidelines, Audit Committee charter, Compensation Committee charter, Cybersecurity and Technology Committee charter, Investment Committee charter, Nominating and Governance Committee charter and Risk Committee charter (collectively “Governance Documents”). The Company will provide without charge upon written or oral request, a copy of any of the Codes of Conduct or Governance Documents. Requests should be directed to Investor Relations, Reinsurance Group of America, Incorporated, 191

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES (a) 1. Financial Statements The following consolidated statements are included within Item 8 under the following captions: Index Page Consolidated Balance Sheets 92 Consolidated Statements of Income 93 Consolidated Statements of Comprehensive Income 94 Consolidated Statements of Stockholders’ Equity 95 Consolidated Statements of Cash Flows 96 Notes to Consolidated Financial Statements 98 Report of Independent Registered Public Accounting Firm 185 2. Schedules, Reinsurance Group of America, Incorporated and Subsidiaries Schedule Page I Summary of Investments 194 II Condensed Financial Information of the Registrant 195 III Supplementary Insurance Information 197 IV Reinsurance 199 V Valuation and Qualifying Accounts 200 All other schedules specified in Regulation S-X are omitted for the reason that they are not required, are not applicable, or that equivalent information has been included in the consolidated financial statements, and notes thereto, appearing in Item 8. 3. Exhibits See the Index to Exhibits on page 206. Item 16. FORM 10-K SUMMARY None. 193

CIO Chief Information Officer CISO RGA’s Global Chief Information Security and Privacy officer CLOs Collateralized loan obligations CMBS Commercial mortgage-backed securities, a part of our investment portfolio that consists of securities made up of commercial mortgages. Stated on our balance sheet at fair value. Coinsurance (also known as original terms reinsurance) A form of reinsurance under which the ceding company shares its premiums, death claims, surrender benefits, dividends and policy loans with the reinsurer, and the reinsurer pays expense allowances to reimburse the ceding company for a share of its expenses. Coinsurance funds-withheld A variant on coinsurance, in which the ceding company withholds assets equal to reserves and shares investment income on those assets with the reinsurer. Counterparty A party to a contract requiring or offering the exchange of risk. Counterparty risk The risk that a party to an agreement will be unable to fulfill its contractual obligations CPI Consumer price index Critical illness (CI) insurance (also known as dread disease insurance) Insurance that provides a guaranteed fixed sum upon diagnosis of a specified illness or condition such as cancer, heart disease, or permanent total disability. The coverage can be offered on a stand-alone basis or as an add-on to a life insurance policy. CRO RGA’s Chief Risk Officer CVA Credit valuation adjustment DAC Deferred policy acquisition costs: Costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. “Directors Plan” Flexible Stock Plan for Directors EBITDA Earnings before interest, taxes, depreciation and amortization EBS Economic balance sheet framework as part of the Bermuda Solvency Capital Requirement that forms the basis for an insurer's enhanced capital requirements. ECR Enhanced capital requirement in accordance with the provisions of the Bermuda Insurance Act. EEA European Economic Area EIAs Equity-Indexed Annuities EMEA Europe, Middle East and Africa geographic segment Enterprise Risk Management (ERM) An enterprise-wide framework used by a firm to assess all risks facing the organization, manage mitigation strategies, monitor ongoing risks and report to interested audiences. ESG Environmental, social, and governance EU European Union Expected mortality Number of deaths predicted to occur in a defined group of people. FABN Funding Agreement Backed Notes Face amount Amount payable at the death of the insured or at the maturity of the policy. Facultative reinsurance A type of reinsurance in which the reinsurer underwrites an individual risk submitted by the ceding company for a risk that is unusual, large, highly substandard or not covered by an automatic reinsurance treaty. Such risks are typically submitted to multiple reinsurers for competitive offers. FASB Financial Accounting Standards Board FCA Financial Conduct Authority FHLB Federal Home Loan Bank FIA Fixed indexed annuities Financial reinsurance (also known as financially-motivated reinsurance) A form of capital-motivated reinsurance that satisfies all regulatory requirements for risk transfer and is often designed to produce very predictable reinsurer profits as a percentage of the capital provided. FSB Financial Stability Board which consists of representatives of national financial authorities of the G20 nations. FVO Fair value option GAAP U.S. generally accepted accounting principles GDPR General Data Protection Regulation which establishes uniform data privacy laws across the European Union. GICs Guaranteed investment contracts GILTI Global intangible low-taxed income; a provision of U.S. Tax Reform that generally eliminates U.S. Federal income tax deferral on earnings of foreign subsidiaries. GloBE Model Global Anti-Base Erosion rules developed by the Organization for Economic Cooperation and Development GMAB Guaranteed minimum accumulation benefits; a feature of some variable annuities that the Company reinsures GMDB Guaranteed minimum death benefits; a feature of some variable annuities that the Company reinsures GMIB Guaranteed minimum income benefits; a feature of some variable annuities that the Company reinsures GMWB Guaranteed minimum withdrawal benefits; a feature of some variable annuities that the Company reinsures Group life insurance Insurance policy under which the lives of a group of people, most commonly employees of a single company, are insured in accordance with the terms of one master contract. Guaranteed issue life insurance Insurance products that are guaranteed upon application, regardless of past health conditions. IAIG Internationally Active Insurance Group IAIS International Association of Insurance Supervisors 202

IBNR Incurred but not reported; a liability on claims that are based on historical reporting patterns, but have not yet been reported. IFRS (International Financial Reporting Standards) Standards and interpretations adopted by the International Accounting Standards Board (IASB) Individual life insurance An insurance policy that insures the life of usually one and sometimes two or more related individuals, rather than a group of people. In-force sum insured A measure of insurance in effect at a specific date. Initial public offering (IPO) The first sale to the public of shares of common stock issued by a private company. IPOs often are issued by smaller companies seeking the capital to expand, but they also can be used by large mutual or privately owned companies seeking to become publicly traded. ISO International Organization Standardization Liquidity position Combination of the company's cash, cash equivalents, and short-term investments Longevity product An insurance product that mitigates longevity risk by providing a stream of income for the duration of the policyholder's life. Loss ratio Claims and other policy benefits and Future policy benefits remeasurement (gains) losses as a percentage of net premiums Market risk benefits Contracts or contract features that provide protection to the policyholder from capital market risk and expose the Company to other-than-nominal capital market risk and are measured at fair value MDCI Missouri Department of Commerce and Insurance MMS Minimum margin of solvency required to be maintained by the Company's Bermuda subsidiaries. Modco Modified coinsurance Modified coinsurance A variant on coinsurance in which the ceding company retains all the reserves, as well as assets backing reserves, and pays the reinsurer interest on the reinsurer's share of the reserves. Moody’s Moody’s Investors Service Morbidity A measure of the incidence of sickness or disease within a specific population group. Mortality experience Actual number of deaths occurring in a defined group of people. Mortality risk reinsurance Reinsurance that focuses primarily on transfer of mortality risk through coinsurance of term products or YRT. NAIC National Association of Insurance Commissioners NAIC SAP NAIC statutory accounting practices NAV Net asset value Net Premium Ratio (NPR) The NPR equals the present value of benefits divided by the present value of gross premiums NIFO Net investments in foreign operations NIST National Institute of Standards and Technology NOL Net operating loss Non-traditional reinsurance Usually synonymous with capital-motivated reinsurance, but includes any reinsurance of non-biometrical risks Novation The act of replacing one participating member of a contract with another, with all rights, duties and terms being transferred to the new party upon consent of all parties affected. NYSE New York Stock Exchange: the exchange where RGA is traded under the symbol "RGA" OAS Option-adjusted spread OCI Other comprehensive income (loss) OTC Derivatives that are privately negotiated contracts, which are known as over-the-counter derivatives OTC Cleared OTC derivatives that are cleared and settled through central clearing counterparties. PBR Principles-based reserves PCAOB Public Company Accounting Oversight Board (United States) PCS Performance Contingent Shares Pension Plans The Company's sponsored or administrated qualified and non-qualified defined benefit pension plans Portfolio The totality of risks assumed by an insurer or reinsurer. Preferred risk coverage Coverage designed for applicants who represent a better-than-average risk to an insurer. Premium Amount paid to insure a risk. Primary insurance (also known as direct insurance) Insurance business relating to contracts directly between insurers and policyholders. The insurance company is directly responsible to the policyholder. Production New business produced during a specified period. PRT Pension Risk Transfer PSU Performance Share Units Quota share (also known as 'first dollar' quota share) A reinsurance arrangement in which the reinsurer receives a certain percentage of each risk reinsured. RBC Risk-Based Capital, which are guidelines promulgated by the NAIC and identify minimum capital requirements based upon business levels and asset mix. Recapture The right of the ceding company to cancel reinsurance under certain conditions. 203

Regulation XXX/Regulation A-XXX U.S. Valuation of Life Policies Model Regulation implemented beginning in 2002 for various types of life insurance business, significantly increased the level of reserves that U.S. life insurance and life reinsurance companies must hold on their statutory financial statements for various types of life insurance business, primarily certain level premium term life products. Reinsurance The transfer of insurance risk from an insurer, referred to as the ceding company, to a reinsurer, in conjunction with the payment of a reinsurance premium. Through reinsurance, a reinsurer 'insures' an insurer. Reserves The amount required to be carried as a liability in the financial statement of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts. Retakaful A form of reinsurance that is acceptable within Islamic law. See Takaful. Retention limit The maximum amount of risk a company will insure on one life. Retrocession A transfer of reinsurance risk from a reinsurer to another reinsurer, referred to as the retrocessionaire, in conjunction with the payment of a retrocession premium. Through retrocession, a retrocessionaire reinsures a reinsurer. Retrocessionaire A reinsurer that reinsures another reinsurer; see Retrocession. RMBS Residential mortgage-backed securities, a part of our investment portfolio that consists of securities made up of residential mortgages. Stated on our balance sheet at fair value. RMSC The Company's Risk Management Steering Committee RSUs Restricted Stock Units S&P Standard & Poor's SARs Stock Appreciation Rights SEC Securities and Exchange Commission Securitization The structuring of financial assets as collateral against which securities can be issued to investors. Simplified issue life insurance Insurance products with limited face amounts that require no or minimal underwriting. SOFR Secured Overnight Financing Rate SPLRC Special Purpose Life Reinsurance Captives Statutory capital The excess of statutory assets over statutory reserves, both of which are calculated in accordance with standards established by insurance regulators. “Stock Plans” The RGA flexible stock plan and the Flexible Stock Plan for Directors, collectively Takaful A form of insurance that is acceptable within Islamic law, and that is devised upon the principles of mutual advantage and group security. TDR Troubled Debt Restructuring Tele-underwriting A telephone interview process, during which an applicant's qualifications to be insured are assessed. The “County” The County of St. Louis, Missouri The “Plan” RGA Flexible Stock Plan The Board RGA's board of directors The CARES Act The Coronavirus Aid, Relief, and Economic Security Act The Companies Act The Bermuda's Companies Act of 1981 The Company Reinsurance Group of America, Incorporated and its subsidiaries, all of which are wholly owned, collectively Treaty (also known as a contract) A reinsurance agreement between a reinsurer and a ceding company. The three most common types of reinsurance treaties are YRT (yearly renewable term), coinsurance and modified coinsurance. The three most common methods of accepting reinsurance are automatic, facultative and facultative-obligatory. TVaR Tail Value-at-Risk used for calculated capital requirement for Bermuda subsidiaries. U.S. Tax Reform The U.S. Tax Cuts and Jobs Act of 2017 UAE United Arab Emirates UK United Kingdom UL Universal life insurance Underwriting The process that assesses the risk inherent in an application for insurance prior to acceptance of the policy. Valuation The periodic calculation of reserves, the funds that insurance companies are required to hold in order satisfy all future insurance obligations. Variable life insurance A form of whole life insurance under which the death benefit and the cash value of the policy fluctuate according to the performance of an investment fund. Most variable life insurance policies guarantee that the death benefit will not fall below a specified minimum. VII Variable investment income VOCRA Value of customer relationships acquired which represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. VODA Value of distribution agreements which represents the present value of future profits associated with the expected future business derived from distribution agreements. Webcasts Presentation of information broadcast over the Internet. WorkWise The Company's hybrid approach to flexible work arrangements. Yearly Renewable Term (YRT) A type of reinsurance which covers only mortality risk, with each year's premium based on the current amount of risk. 204

Index to Exhibits Exhibit Number Description 3.1 Amended and Restated Articles of Incorporation, effective May 21, 2020, incorporated by reference to Exhibit 3.1(i) to Current Report on Form 8-K filed May 22, 2020 3.2 Amended and Restated Bylaws, effective December 20, 2022, incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 20, 2022 4.1 Form of stock certificate for common stock, incorporated by reference to Exhibit 4 to Registration Statement on Form 8-A filed on November 17, 2008 4.2 Indenture, dated August 21, 2012, between Reinsurance Group of America, Incorporated (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed August 21, 2012 4.3 Third Supplemental Indenture, dated June 8, 2016, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed June 8, 2016 4.4 Fourth Supplemental Indenture, dated June 8, 2016, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed June 8, 2016 4.5 Fifth Supplemental Indenture, dated May 15, 2019, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed May 15, 2019 4.6 Sixth Supplemental Indenture, dated June 9, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed June 9, 2020 4.7 Seventh Supplemental Indenture, dated September 23, 2022, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed September 23, 2022 4.8 Eighth Supplemental Indenture, dated June 8, 2023, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed June 8, 2023 4.9 Form of Junior Subordinated Indenture between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-3, filed February 9, 2001 4.10 Second Supplemental Junior Subordinated Indenture between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed December 9, 2005 4.11 Description of securities, incorporated by reference to Exhibit 4.11 to Annual Report on Form 10-K filed February 24, 2023 10.1 Credit Agreement, dated March 13, 2023, by and among the Company, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, the lenders and other parties thereto, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed March 16, 2023 206

10.2 Letter of Credit Reimbursement Agreement, dated November 13, 2023, by and between the Company and Crédit Agricole Corporate and Investment Bank, incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed November 14, 2023 10.3 Directors Compensation Summary Sheet* 10.4 Flexible Stock Plan for Directors, as amended and restated effective May 23, 2017, incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K filed February 27, 2018* 10.5 Amendment to the Flexible Stock Plan for Directors, effective May 19, 2021, incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed May 20, 2021* 10.6 RGA Phantom Stock Plan for Directors, as amended and restated effective October 25, 2023* 10.7 Form of Directors’ Indemnification Agreement, incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed February 27, 2018* 10.8 Annual Bonus Plan, effective February 21, 2023, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed February 23, 2023* 10.9 Flexible Stock Plan, as amended and restated effective May 23, 2017 (“Flexible Stock Plan”), incorporated by reference to Exhibit 10.9 to Annual Report on Form 10-K filed February 27, 2018* 10.10 Amendment to the Flexible Stock Plan, effective May 19, 2021, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed May 20, 2021* 10.11 Form of 2021 Restricted Share Unit Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed March 15, 2021* 10.12 Form of 2021 Performance Contingent Share Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed May 7, 2021* 10.13 Form of 2021 Restricted Stock Unit Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed May 7, 2021* 10.14 Form of 2021 Stock Appreciation Right Award Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed May 7, 2021* 10.15 Form of 2021 Non-Qualified Stock Option Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed May 7, 2021* 10.16 Form of 2022 Performance Contingent Share Arrangement under Flexible Stock Plan, incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed May 6, 2022* 10.17 Form of 2022 Stock Appreciation Right Award Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.2 to Quarterly Report Form 10-Q filed May 6, 2022* 10.18 Form of 2022 Non-Qualified Stock Option Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.3 to Quarterly Report Form 10-Q filed May 6, 2022* 10.19 Form of 2023 Performance Contingent Share Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed May 5, 2023* 10.20 Form of 2023 Stock Appreciation Right Award Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed May 5, 2023* 207

10.21 Form of 2023 Restricted Stock Unit Agreement under Flexible Stock Plan, incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed May 5, 2023* 10.22 RGA Reinsurance Company Augmented Benefit Plan, as amended, incorporated by reference to Exhibit 10.20 to Annual Report on Form 10-K filed February 27, 2018* 10.23 RGA Reinsurance Company Executive Deferred Savings Plan, as amended, incorporated by reference to Exhibit 10.21 to Annual Report on Form 10-K filed February 27, 2018* 10.24 Canadian Supplemental Executive Retirement Plan for Executive Employees of RGA Life Reinsurance Company of Canada, as amended and restated August 1, 2015, incorporated by reference to Exhibit 10.22 to Annual Report on Form 10-K filed February 27, 2018* 10.25 Offer Letter, dated October 29, 2015, between the Company and Anna Manning, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 24, 2015* 10.26 Letter Agreement, dated July 25, 2019, by and between the Company and Anna Manning, incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed November 1, 2019* 10.27 Offer Letter, effective January 2, 2023, between the Company and Tony Cheng, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed January 4, 2023* 10.28 Letter Agreement, dated June 23, 2023, between RGA Enterprise Services Company and Tony Cheng, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed June 23, 2023* 21.1 Subsidiaries of the Company 23.1 Consent of Deloitte & Touche LLP 24.1 Powers of Attorney for Messrs. Gauthier, Nichols, Thomas, Tran and Van Wyk and Mses. Albo, Bang, Guinn and McNeilage 31.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 31.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 97 NYSE Executive Compensation Recoupment Policy 208

101.INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH XBRL Taxonomy Extension Schema Document 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101). * Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15 of this Report. 209

Shareholder Information    Transfer Agent: Computershare P.O. Box 43078 Providence, RI 02490-3078 http://www.computershare.com/investor Independent Auditors: Deloitte and Touche LLP Annual Report on Form 10-K: Reinsurance Group of America, Incorporated files with the Securities and Exchange Commission an Annual Report (Form 10-K). Shareholders may obtain a copy of the Form 10-K without charge by writing to: Jeff Hopson Senior Vice President – Investor Relations Reinsurance Group of America, Incorporated 16600 Swingley Ridge Road Chesterfield, Missouri 63017-1706 U.S.A. Shareholders may contact us through our internet site at http://www.rgare.com or may email us at investrelations@rgare.com

16600 Swingley Ridge Road Chesterfield, Missouri 63017-1706 U.S.A. www.rgare.com Trusted partner. Proven results.